BRISTOL-MYERS SQUIBB COMPANY

2003 ANNUAL REPORT

FOCUS



The Bristol-Myers Squibb Mission

Our company's mission is
to extend and enhance human life
by providing the highest-quality pharmaceutical and
related health care products.

We pledge—to our patients and customers,
to our employees and partners,
to our shareholders and neighbors,
and to the world we serve—to act on our belief
that the priceless ingredient of every product
is the honor and integrity of its maker.

On The Cover

Keiichi Nagano of Sturgis, Michigan, pictured with his wife, Reiko.
Keiichi is a colorectal cancer patient who enrolled in a clinical trial with ERBITUX (cetuximab) to help fight his cancer.

Opposite page, top

Melody Vernali, a process scientist at the Bristol-Myers Squibb Pharmaceutical Research Institute in Wallingford, Connecticut, is working with her colleagues to create the next generation of anticancer therapies.



FOCUS

IT CAN TURN A MAYBE INTO A CERTAINTY.

IT CAN TRANSFORM AN IDEA INTO A BREAKTHROUGH THERAPY.

IT CAN ENERGIZE A COMPANY AND ITS PEOPLE TO BE TRUE LEADERS.

AND IT CAN MAKE ALL THE DIFFERENCE FOR PEOPLE IN NEED OF BETTER MEDICINES.

Take Keiichi Nagano of Sturgis, Michigan (pictured below and on the cover with his wife, Reiko), who battled colorectal cancer for years. Today, he credits his health to loving support from Reiko and his daughters, Tomoko and Naoko, and to his participation in a clinical trial of ERBITUX (cetuximab), developed by Bristol-Myers Squibb and ImClone Systems Incorporated and approved by the U.S. Food and Drug Administration on February 12, 2004. "With ERBITUX and the help of my family and my doctors and nurses," he says, "I have hope. I have a normal life, so I enjoy it."



Bristol-Myers Squibb has remained focused on ERBITUX and other cancer therapies, as well as on additional areas of critical unmet medical need described in this report, so that more people like Keiichi can enjoy life, ride motorcycles if they like and continue their journeys with those they love. *In the pages that follow, you will learn how Bristol-Myers Squibb is sharpening that focus, defining its own future and helping create a healthier future for people worldwide.*

WHEN IT COMES TO OUR MISSION TO EXTEND AND ENHANCE HUMAN LIFE,

WE'RE FOCUSED...AS NEVER BEFORE.

TO OUR STOCKHOLDERS

2003 WAS A GOOD YEAR FOR YOUR COMPANY. THREE IMPORTANT NEW BRISTOL-MYERS SQUIBB MEDICINES ARE HELPING THOUSANDS OF PEOPLE WITH SCHIZOPHRENIA, HIV/AIDS AND CANCER, AND HAVE THE POTENTIAL TO TOUCH THOUSANDS MORE. FOR THE 80TH YEAR IN A ROW, WE PAID DIVIDENDS TO OUR STOCKHOLDERS, AND FOR THE THIRD CONSECUTIVE YEAR, THOSE DIVIDEND PAYMENTS EXCEEDED $2 BILLION. ACROSS OUR PHARMACEUTICAL AND OTHER HEALTH CARE PORTFOLIOS, AS WELL AS OUR GEOGRAPHIES, WE REALIZED BROAD-BASED SALES AND EARNINGS GROWTH. WE HAVE MADE SIGNIFICANT PROGRESS STRENGTHENING FINANCIAL AND INTERNAL CONTROLS, AND ARE IMPLEMENTING FUNDAMENTAL CHANGES IN OUR COMPANY TO ADDRESS THE OPPORTUNITIES AND CHALLENGES AHEAD.

For the year, Bristol-Myers Squibb earned $3.1 billion from continuing operations on worldwide net revenues of $20.9 billion. Total net sales increased 15 percent, including the effect of foreign exchange. Among our leading products, net sales of *Pravachol*, our cholesterol-lowering medicine, grew 25 percent to $2.8 billion, while net sales of Plavix, an antiplatelet therapy, and Avapro/Avalide, treatments for hypertension—which we are codeveloping and comarketing with Sanofi-Synthélabo—increased 31 percent to $2.5 billion, and 29 percent to $757 million, respectively.

Looking at our newer products, our total revenue for Abilify—a treatment for schizophrenia that we are codeveloping and copromoting with Otsuka Pharmaceutical Co., Ltd.—reached nearly $300 million in its first full year on the market. Across our pharmaceutical and related health care businesses, eight products or product lines each realized global net sales in excess of $500 million, and an additional 23 products each achieved net sales greater than $100 million. Eighteen of these brands grew at double-digit rates.

In addition to delivering solid financial performance, we met other key objectives for the year. As you may recall, we set the following goals:

- successfully launch our new products
- grow our key in-line products and franchises
- invest in our businesses and pipeline
- continue putting the right leaders in place
- strengthen our compliance processes and structures as well as our financial controls and accounting

As we did all these things, we also initiated a critically important change process to build on the momentum we achieved in 2003 and prepare for the challenges and opportunities ahead. To help guide us in this process, we are implementing a new strategy that narrows our focus more sharply on our mission and on areas of medical need where we can truly make a difference for patients both now and in the future. As such, we have chosen "Focus" as the theme of this annual report to highlight our strategy.

LAUNCHING NEW PRODUCTS

I would like to begin my discussion of our achievements with ERBITUX, the novel cancer treatment that we are codeveloping and copromoting with ImClone Systems Incorporated. As you may recall, we committed ourselves to bring this important product through development and regulatory review, and I am pleased that following those steps, ERBITUX received marketing approval from the U.S. Food and Drug Administration on February 12, 2004.

ERBITUX represents a significant step forward in the fight against advanced colorectal cancer, a disease for which there are few effective treatment options. All of us at Bristol-Myers Squibb are excited about the potential for this new medicine to help patients. And ERBITUX serves as an important bridge between our well-established cancer therapies and our promising oncology pipeline opportunities.

I would like to thank my colleagues, especially those in our oncology area—as well as the people of ImClone—for their dedication, resiliency and focus, all critical to making ERBITUX a reality for patients in need. Undoubtedly, you will hear and read more about this promising medicine as we move quickly to make it available to more patients and to explore potential additional uses for it in the fight against cancer.

With the approval of ERBITUX, Bristol-Myers Squibb has introduced three important new medicines in a 16-month period. When compared with the recent average for companies in our industry of just slightly over one new drug launch per year, this achievement clearly illustrates the progress we are making in developing our late-stage pipeline.

Turning to our other newer products, Abilify already has captured a significant share—more than 7 percent, to date—of the weekly new prescriptions in the antipsychotic class. Thanks to its strong sales in its first year on the market, Abilify ranks among the 10 most successful new product launches to date in the entire pharmaceutical industry. In 2003, Abilify gained an additional indication for long-term treatment of schizophrenia, and we also submitted for filing an indication for treatment of acute mania in patients with bipolar disorder. Abilify has a growing presence in several countries outside the U.S., and received a recommendation for marketing approval in Europe on February 25, 2004.

Reyataz, our treatment for HIV/AIDS, was introduced in the U.S. in July 2003. To date, it has garnered a strong 15 percent share of weekly new prescriptions in the protease inhibitor category. As the first protease inhibitor with once-a-day dosing, *Reyataz* can help HIV/AIDS patients reduce their pill burden. It is an important addition to our growing virology business, which also includes *Sustiva*, *Videx* EC and *Zerit*. On March 2, 2004, we received marketing approval for *Reyataz* in Europe and are looking forward to introducing it in other international markets in 2004.

Growing Our Key Products

While Abilify and *Reyataz* contributed to our strength in 2003, and, more importantly, have tremendous potential going forward, our principal growth drivers in the year were *Pravachol*, Plavix and Avapro/Avalide, as well as *Sustiva* and the cancer treatment *Paraplatin*. Net sales of *Sustiva* grew 20 percent to $544 million, and those of *Paraplatin* increased 24 percent to $905 million. Altogether, our worldwide pharmaceutical net sales increased 16 percent to $15 billion.

In our Health Care businesses, ConvaTec reported solid net sales gains in its two major product lines: ostomy, which grew 13 percent to $512 million, and wound therapeutics, which increased 17 percent to $319 million. In our Medical Imaging business, net sales of the cardiovascular imaging agent *Cardiolite* grew 8 percent to $324 million. Net sales in our Mead Johnson Nutritionals business increased 11 percent to $2 billion. International nutritionals net sales grew 9 percent. Recently, we divested our adult nutritionals line, allowing Mead Johnson to focus exclusively on products for infants and children, an area where it is a recognized market leader.



Peter R. Dolan,
Chairman and
Chief Executive Officer

Growth was strong across our geographies as well. U.S. pharmaceutical net sales rose 16 percent to $8.4 billion, while international pharmaceutical net sales increased 17 percent to $6.5 billion, inclusive of foreign exchange. In the U.S., total net sales of Plavix rose 27 percent, with Avapro/Avalide, *Sustiva*, *Paraplatin* and *Pravachol* also all growing at double-digit rates.

In the Europe, Middle East and Africa region, our pharmaceutical business continued its trend of robust growth, up 21 percent. This solid performance was due in large part to strong net sales of *Pravachol*, Plavix, Avapro/Avalide and *Sustiva*, which all grew in the 30-50 percent range during the year. In the Asia/Pacific region, pharmaceutical net sales increased 13 percent, driven in part by strong net sales in Japan of *TAXOL*, a cancer treatment, which grew 34 percent. Sales of *TAXOL* also increased 28 percent in Europe, although the product lost data exclusivity there in the third quarter of 2003. Global *TAXOL* sales in 2003 were $934 million.

Investing in the Future

Turning to our research and development goals, we advanced our drug pipeline significantly in 2003. We transitioned two potentially breakthrough compounds to Phase III, including muraglitazar, our dual PPAR agonist for diabetes, and ixabepilone, our novel epothilone for cancer. We now have eight promising compounds in later stages of development, seven of which were discovered in our own laboratories.

In the next 12 months, we intend to submit up to three of our late-stage products for regulatory approval, including entecavir, for hepatitis B; abatacept, or CTLA4Ig, for rheumatoid arthritis; and muraglitazar. In 2003, we invested $2.3 billion in companywide research and development, and expect to boost spending on drug development in the 10-12 percent range in 2004 to accelerate our promising late-stage pipeline.

While internal growth is vital to our future success, we are continually evaluating and pursuing external opportunities that can leverage our strengths. In 2003, we licensed three products: a long-acting insulin compound, *Basulin*, from Flamel Technologies, and an inhaled insulin product from QDose—both early-stage compounds that enhance our diabetes franchise—as well as edifoligide, a Phase III compound from Corgentech, to prevent vein graft failure in bypass surgery, that will build on our leadership in the atherosclerosis/thrombosis area.

Bristol-Myers Squibb has a notable record of pursuing successful licensing arrangements to supplement its own pipeline, and many of these arrangements have led to fruitful codevelopment, copromotion and comarketing agreements. We will continue to complement our pipeline in 2004 with additional licensed products.

We also entered into a new alliance with Lexicon Genetics, which will provide us with potentially valuable drug discovery targets in the neuroscience area. Our comprehensive network of alliances and partnerships includes more than 190 collaborations with approximately 130 companies and research institutions.

Meeting Other Important Objectives

Integrity and transparency are critical to our continued and future success. We made great progress in 2003 toward our goals of strengthening our financial reporting and other compliance efforts and structures.

I have communicated to all our employees that our first priority must be full compliance with the letter and spirit of all the rules and regulations governing our company. And we must do this with the highest standards of business, personal and medical ethics, and in accordance with the values expressed in the Bristol-Myers Squibb Pledge.

Over the past year, senior management, under the direction of the Audit Committee, continued to identify and implement actions to improve the effectiveness of our disclosure controls and procedures, as well as internal controls over financial reporting. In the finance area, we created the roles of financial controller and operations controller, and named two highly experienced individuals to those positions. Working closely with our chief financial officer, I have acted to implement more stringent financial controls and processes. We are providing enhanced education and training for our Finance colleagues, and are constantly reviewing our accounting policies and procedures with the aim of ensuring full compliance with applicable regulations and laws.

Largely as a result of these actions, throughout 2003 we identified and recorded various charges and adjustments to correct accounting related to

2003 Highlights

First Quarter

The Bristol-Myers Squibb Foundation commits $290,000 to help the Hungarian Hospice Foundation support psychosocial counseling for cancer patients and their families.



The National Association for Female Executives names Bristol-Myers Squibb one of the Top 30 Companies for Executive Women.

A licensing agreement is signed with Pharmatop—a French company—for injectable acetaminophen.

Abilify (aripiprazole) is launched in Mexico and receives marketing clearance in Australia.

A Bristol-Myers Squibb research and development center opens in Singapore, reinforcing the company's commitment to R&D in that country and throughout Asia.

Mead Johnson Nutritionals launches **Enfamil** with Iron and **Enfapro** in South Korea.


Enfapro
Follow On Formula



Bristol-Myers Squibb is recognized by several groups for its environmental reporting, including being named the top environmental reporter of all U.S.-headquartered companies by the Coalition of Environmentally Responsible Economies, and being added to the Calvert Social Index, a list of socially responsible companies.

prior periods. We reviewed these items and decided to restate previously issued financial statements based on their cumulative impact. We will continue our efforts to strengthen our financial and internal controls.

In 2003, we appointed a new senior-level chief compliance officer, reporting directly to our general counsel and indirectly to me, who is working closely with compliance professionals across the company. And we also have put in place structures and processes to help make clear to our employees their obligations and rights in the compliance area, and to enable them to report—easily and without fear of retribution—any concerns they may have.

Other senior leadership changes include the appointment of Anthony C. Hooper as president of U.S. Pharmaceuticals and a member of the Executive Committee. Tony is a seasoned leader with a proven record of success growing our key businesses and franchises. Most recently, he served as president of our medicines business in Europe, the Middle East and Africa. He will help ensure that our critically important U.S. Pharmaceuticals unit remains a central driver of our growth and leadership going forward.

We also promoted Béatrice Cazala to the position of president, Europe, the Middle East and Africa. Béatrice has extensive experience building our leading brands across Europe, and will be instrumental in taking our business in the region to the next level of achievement and success.

BUILDING AND SUSTAINING A BETTER WORLD

At Bristol-Myers Squibb, our Pledge defines our success in terms of the values we uphold and live by in our daily work. In addition to financial and business performance, we measure our success by how well we realize our mission to extend and enhance human life, and how broadly we can interpret that mission beyond providing quality medicines and other health care products.

The Bristol-Myers Squibb Foundation supports a wide range of innovative health, research and education initiatives that exemplify our mission and extend it well beyond our business, to our obligations as engaged citizens of the world. Among those initiatives is *SECURE THE FUTURE*, the largest corporate commitment of its kind to address the staggering HIV/AIDS crisis in sub-Saharan Africa. We have provided grants totaling nearly $100 million to more than 160 programs in nine countries in southern and western Africa that support research, treatment, education and community outreach targeted to women and children who are directly affected by HIV/AIDS.

Now in its fifth year, *SECURE THE FUTURE* continues to focus on developing sustainable models for addressing the health and social consequences of the pandemic, and replicating those models in other resource-limited settings. Key to the program's effectiveness are the close partnerships developed among the private sector, governmental and nongovernmental organizations, universities and medical institutions, among others.

A major milestone in 2003 was the opening of a pediatric HIV/AIDS center in Botswana, a southern African country with the highest HIV/AIDS infection rate in the world and where more than 60 percent of infant deaths are related to HIV. It is the first such center in sub-Saharan Africa, and based on its early success, we recently committed to build a second center on the continent in the near future.

Another project that illustrates the broad reach of our company's mission was a remarkable event in October 2003 that helped people all across the U.S. confront their fears and questions about cancer. Called the Bristol-Myers Squibb *TOUR OF HOPE*, the event was a nonstop, 3,200-mile, coast-to-coast bicycle ride by 26 extraordinary and dedicated men and women. Their goal was to spread a message of hope and knowledge about fighting and ultimately defeating cancer, especially by encouraging those who are diagnosed with the disease to participate in clinical trials for new anticancer therapies.

Altogether, our charitable cash contributions to health, research and education projects in 2003 exceeded $50 million; we also donated nearly $500 million in medicines and other products to people and communities in need.

We made good progress in our environmental, health and safety efforts in 2003, including our Sustainability 2010 goals, which are among the broadest in the industry. These goals commit us to pursue a range of policies and practices that create a cleaner environment and a safer workplace, and to take a leadership role in our industry to advance these activities.

SECOND QUARTER

THE U.S. FOOD AND DRUG ADMINISTRATION (FDA) APPROVES REYATAZ (ATAZANAVIR) FOR MARKETING—THE FIRST ONCE-DAILY PROTEASE INHIBITOR.

MEAD JOHNSON ACQUIRES CAFCIT (CAFFEINE CITRATE) INJECTION AND ORAL SUSPENSION, THE ONLY FDA-APPROVED SHORT-TERM TREATMENT FOR PREMATURE INFANTS WITH A POTENTIALLY LIFE-THREATENING BREATHING DISORDER.


CAFCIT®
(caffeine citrate)
Injection
60 mg/3 mL



FIRST PEDIATRIC HIV/AIDS CENTER IN ALL OF AFRICA OPENS IN BOTSWANA, FUNDED BY BRISTOL-MYERS SQUIBB'S SECURE THE FUTURE® PROGRAM. THE COMPANY COMMITS TO FUND A SECOND CENTER IN AFRICA FOR CHILDREN WITH HIV/AIDS.

THE BRISTOL-MYERS SQUIBB FOUNDATION AND ITS PARTNERS—THE CHINA FOUNDATION FOR HEPATITIS PREVENTION AND CONTROL AND THE CHINESE MINISTRY OF HEALTH—COMPLETE THE FINAL PHASE OF A THREE-YEAR, $510,000 INITIATIVE TO BRING HEPATITIS B VACCINATIONS TO INFANTS IN TWO PROVINCES IN RURAL CHINA.



THIRD QUARTER

ERBITUX™ CETUXIMAB INJECTION

BRISTOL-MYERS SQUIBB AND IMCLONE SYSTEMS INCORPORATED FILE A BIOLOGICS LICENSE APPLICATION WITH THE FDA FOR APPROVAL OF ERBITUX (CETUXIMAB).

THE COMPANY AGREES TO LICENSE AN INHALED INSULIN PRODUCT TO TREAT DIABETES FROM QDOSE, A JOINT VENTURE BETWEEN MICRODOSE TECHNOLOGIES INC. AND QUADRANT DRUG DELIVERY LTD.

A FOCUSED STRATEGY FOR THE FUTURE

These are hopeful times for people who are looking to better medicines to help them live healthier, longer and more rewarding lives. Therapies like ERBITUX, Abilify and *Reyataz* represent significant steps forward in treating terrible diseases that kill or disable millions of people every year. Our leading product *Pravachol*—the most extensively studied statin drug, with strong efficacy and a safety profile that has not been exceeded by any other statin—continues to be an important treatment option for patients with high cholesterol and coronary artery disease. Drug pipelines hold the promise of more effective treatments in the near and long term. And policy makers are taking positive steps to ensure that people have greater access to the best medicines, an objective we strongly support and promote.

Just as medical science and public policies must change to reflect transformations in society, businesses must continually adapt and change to meet the expectations and needs of their customers, stockholders, employees and other stakeholders. We at Bristol-Myers Squibb see opportunities and challenges ahead that require us to become a different kind of company—a more focused organization that is better able to seize the initiative in turning scientific advances into innovative pharmaceuticals and other health care products in areas of significant unmet medical need. And if we want to be a health care leader for tomorrow, we must begin that transformation process today.

To drive this change, we are implementing a new strategy for building a fundamentally different kind of company. First, as you will read in this report, we are concentrating on 10 disease areas where the need is great for better treatments and where we either already have strong positions—in cancer, HIV/AIDS, psychiatric disorders, atherosclerosis/thrombosis and diabetes—or can build future strengths based on our promising pipeline opportunities. These emerging areas include Alzheimer's disease, hepatitis, obesity, rheumatoid arthritis and solid organ transplantation.

A second major aspect of our new strategy relates to how we do business, specifically our marketing and sales approaches. Specialists are playing an even greater role in decisions related to patient treatment and care, particularly in the disease areas where we are focusing our efforts. For this reason, we are recasting our business model to help us build even closer relationships with specialists as well as with those primary care physicians who also are involved in treating patients in our disease areas.

Other aspects of our strategy support these two priority areas. For example, biologics—large molecule compounds—will assume a more prominent place among our new therapy options. This promising and growing area requires investments in highly specialized technology and facilities. We will also continue to invest in key parts of the business—including our new product launches, in-line portfolio and pipeline—while keeping the dividend a priority. This means that spending in other areas must be held in check or even cut back.

While we are excited about our pipeline and growth opportunities, we are facing challenges that will affect our overall performance over the next few years. In the 2004-2006 period, several of our larger products will lose exclusivity in the U.S. and elsewhere. As a result, we estimate that aggregate net sales of those products will decline by as much as $1.3 billion in 2004 and by approximately an additional $1.0 billion to $1.3 billion in each of the years 2005, 2006 and 2007.

Much of this revenue loss should be more or less offset by growth of revenues of our major in-line products, such as Plavix and Avapro/Avalide, and by our newer medicines, such as ERBITUX, Abilify and *Reyataz*, as well as by our pipeline products. However, because many of our newer products are licensed or have high costs associated with their launch, manufacture and initial promotion, our gross margins will be pressured during this period.

Over the next few years, as our portfolio evolves, our new strategy will enable us to maximize product and pipeline opportunities while also addressing exclusivity issues. And, if our pipeline delivers as we hope, we will emerge from this process in a position of greater strength, and we will be poised to deliver sustained sales and earnings growth over an extended period—2007-2011—when our exposure to additional patent expirations will be greatly reduced.

Of course, planning for an uncertain future is never easy, and in our work there are many risks and unknowns that can profoundly affect

2003 HIGHLIGHTS


ConvaTec
Esteem
synergy
Stomahesive
ConvaTec

CONVATEC INTRODUCES **ESTEEM SYNERGY** OSTOMY SYSTEM IN THE U.S. IT WAS LAUNCHED IN EUROPE IN 2002.

"WORKING MOTHER" MAGAZINE NAMES BRISTOL-MYERS SQUIBB ONE OF THE TOP 10 BEST COMPANIES FOR WORKING MOTHERS FOR THE THIRD STRAIGHT YEAR. IT IS ALSO THE SIXTH CONSECUTIVE YEAR THAT THE COMPANY HAS BEEN INCLUDED AMONG THE MAGAZINE'S RANKING OF THE 100 BEST COMPANIES.


WORKING MOTHER
100
BEST
COMPANIES
2003


Choice
Sugar Free Shake
CHOCOLATE FUDGE

CHOICEDM, A COMPREHENSIVE LINE OF DIABETIC CARE PRODUCTS, IS LAUNCHED.

BRISTOL-MYERS SQUIBB AND FLAMEL TECHNOLOGIES S.A. ENTER INTO A LICENSING AND COMMERCIALIZATION AGREEMENT TO DEVELOP AND MARKET **BASULIN**, THE FIRST CONTROLLED-RELEASE, UNMODIFIED HUMAN INSULIN TO BE DEVELOPED AS A ONCE-DAILY INJECTION FOR PATIENTS WITH TYPE 1 OR TYPE 2 DIABETES.

FOURTH QUARTER

FOR THE FIFTH TIME, BRISTOL-MYERS SQUIBB BRAZIL IS INCLUDED IN THE EXCLUSIVE LIST OF THE TOP 100 COMPANIES TO WORK FOR PUBLISHED BY "EXAME" MAGAZINE—A LEADING BUSINESS PUBLICATION.

BRISTOL-MYERS SQUIBB AND CORGENTECH INC. ANNOUNCE AN AGREEMENT TO JOINTLY DEVELOP AND COMMERCIALIZE CORGENTECH'S EDIFOLIGIDE, A NOVEL CARDIOVASCULAR TREATMENT.

CORGENTECH

outcomes. For example, two generic drug companies are currently challenging a key patent for Plavix that expires in 2011. However, standing still or looking back have never been options at Bristol-Myers Squibb. On the contrary, we see our job as not just building toward a better future, but creating that future with optimism and resolve.

And indeed, we have many reasons to be confident about our prospects. We have a bold and vital mission that continues to drive us to succeed, and an enduring code of ethics and values that guides our choices. We have 44,000 dedicated employees who have shown again and again that they believe our company has a vital role to play in advancing the health and well-being of people all over the world. And we have excellent products that extend and enhance human life.

We also have many thousands of stockholders who share our vision of a better world and who are essential to our success. In closing, I would like to thank our stockholders for their continuing support of our goals in this pivotal time for Bristol-Myers Squibb. Our employees also deserve our thanks and gratitude for their hard work and enduring commitment to our mission and success. And I would like to express my sincere appreciation to our Board of Directors for their ongoing support and counsel. I will continue to keep you all closely informed of our progress as we work diligently toward building a great future for our company.

Peter R. Dolan
Chairman and Chief Executive Officer
March 15, 2004

PHARMACEUTICAL PIPELINE

SELECTED LATER-STAGE COMPOUNDS

Current as of March 15, 2004

Some of the compounds in later stages of development in Bristol-Myers Squibb's pipeline include:

Abatacept, or CTLA4Ig, for rheumatoid arthritis.
A novel compound in Phase III.

DPP4 inhibitor for diabetes.
A novel oral compound in Phase II; backup compound in development.

Edifoligide, an E2F decoy for prevention of vein graft failure following coronary artery bypass graft and peripheral artery bypass graft surgery.
A novel treatment in Phase III.

Entecavir for hepatitis B.
A compound in Phase III.

Ixabepilone for cancer.
A novel epothilone in Phase III.

LEA29Y for prevention of solid organ transplant rejection.
A novel agent in Phase II.

Muraglitazar for diabetes.
A dual PPAR agonist in Phase III. Backup compound in development.

Razaxaban for venous thrombosis.
A novel factor Xa inhibitor in Phase II. Backup compounds in development.


TOUR OF
HOPE
Bristol-Myers Squibb Company

LANCE ARMSTRONG WITH MEMBERS OF THE BRISTOL-MYERS SQUIBB TOUR OF HOPE™ TEAM. THE 26-MEMBER TEAM SEEKS TO RAISE AWARENESS ABOUT CANCER RESEARCH AND CLINICAL TRIALS IN AN UNPRECEDENTED CROSS-COUNTRY CYCLING JOURNEY.

BRISTOL-MYERS SQUIBB MEDICAL IMAGING ENTERS INTO A U.S. AGREEMENT WITH FUJISAWA HEALTHCARE INC. TO COPROMOTE ADENOSCAN (ADENOSINE INJECTION)—THE NATION'S LEADING PHARMACOLOGIC STRESS AGENT USED IN MYOCARDIAL PERFUSION IMAGING.

THE COMPANY FORMS AN ALLIANCE WITH LEXICON GENETICS FOR NEURO-SCIENCE DRUG DISCOVERY.


500 Tablets
Plavix
(clopidogrel bisulfate)
75 mg

PLAVIX (CLOPIDOGREL BISULFATE) REACHES $2 BILLION IN U.S. SALES.

Things looked pretty good for Daryl Doyle back in July 1998. At age 48, he was happily married, had a teenage son and three school-age daughters, and was doing what he loved most—teaching chemistry at Kettering University in Flint, Michigan. Suddenly, following the discovery of a blockage in his colon, his life changed forever with just six words from his surgeon: "Well, you know you have cancer…"

Thus began a five-year roller coaster ride. Daryl was initially treated with surgery followed by chemotherapy, but the colon cancer recurred: first in his liver, then in his colon and finally in his lungs. But through it all, he never lost focus. "When you have cancer," he says, "you stand back and assess what's most important. My family comes first. I also want to be the best possible teacher." In 2002, Daryl was recognized as Kettering's Outstanding Teacher of the Year.

Yet by January 2003, he had run out of treatment options. "I was at the end of my rope," he admits. Then his doctor told him about a clinical trial with ERBITUX (cetuximab). Developed by Bristol-Myers Squibb and ImClone Systems Incorporated, ERBITUX is a monoclonal antibody treatment designed to target and block the epidermal growth factor receptor (EGFR) expressed on the surface of certain cancer cells.

"ERBITUX was my last chance," Daryl says. In March 2003, he began weekly treatments. After six weeks, a CT scan showed significant regression of cancerous lesions. Since then, the lesions have stabilized.

ERBITUX was approved in February 2004 by the U.S. Food and Drug Administration (FDA) for use in combination with irinotecan for the treatment of patients with EGFR-expressing irinotecan-refractory metastatic colorectal cancer and as a single agent for patients who are intolerant to irinotecan. "Because it takes a

PROMISING CANCER TREATMENTS SOMETIMES COME FROM UNLIKELY PLACES. IXABEPILONE, A NOVEL EPOTHILONE NOW IN PHASE III CLINICAL TRIALS, IS DERIVED FROM BACTERIA FOUND IN GARDEN SOIL.



TAXOL Makes a Difference in Japan

Bristol-Myers Squibb's breakthrough cancer treatment *TAXOL*® (paclitaxel) was not the first taxane available to patients in Japan when it was approved for use in that country in 1997. However, it didn't take long—in fact, it took only six months—for *TAXOL* to lead the market. It still does today.

The success of *TAXOL* in Japan can be credited to the company's strategic approach to developing the medicine to meet the specific needs of Japanese patients. Backed by the results of clinical trials conducted exclusively in Japan and supported by the results of studies conducted in other countries, *TAXOL* was initially approved there for the treatment of ovarian cancer, followed by breast and lung cancer in 1999.

But it could do even more for patients. In Japan, for example, gastric cancer is a leading cause of cancer death. "Gastric cancer is very prevalent in Japan, and patients previously had practically no effective option for treatment," says Hiroya Takiuchi, M.D., assistant professor in the Department of Internal Medicine at Osaka Medical College. In clinical trials conducted only in Japan, *TAXOL* achieved positive results in treating gastric cancer, and in 2001 Japan was the first country to approve the chemotherapeutic agent for that indication. Now, says Dr. Takiuchi, "it is encouraging to see my patients experiencing improvement in their daily activities by receiving treatment with *TAXOL*."

Demand for *TAXOL* continues to grow in Japan at an annual rate of about 15 percent. Clinical trials are currently under way seeking additional indications and enhanced methods of treatment, which may help Dr. Takiuchi and other physicians improve the lives of even more patients. •



targeted approach to cancer treatment, ERBITUX is an important new treatment option for patients," says Frank Pasqualone, senior vice president, Oncology. "It's also a brilliant example of our unrelenting commitment to oncology."

Today, the company offers about 20 anticancer medicines to patients worldwide—including such mainstays of therapy as *Paraplatin* (carboplatin), *TAXOL*® (paclitaxel) and *Ifex* (ifosfamide). "We have vast experience in developing and delivering important cancer therapies," says Renzo Canetta, M.D., vice president, Oncology Clinical Design and Evaluation, "and following ERBITUX, we have a robust pipeline of promising compounds discovered by Bristol-Myers Squibb scientists. For example, ixabepilone, a novel epothilone, has entered Phase III clinical trials. We anticipate that ixabepilone, if approved, would consolidate our global oncology position." Several innovative anticancer agents—including taxanes, epothilones and small targeted molecules—follow ixabepilone in clinical development.

As for Daryl Doyle, the company's focus on oncology has enabled one person and his family to continue focusing on what's important in their lives. Following his success with ERBITUX, Daryl accepted new responsibilities as director of Kettering's Center for Excellence in Teaching and Learning. "ERBITUX has allowed me to continue to focus on the important things in my life," he says. "It has given me hope." •

"WITH CANCER, I WAS ALWAYS FIGHTING, FIGHTING, FIGHTING," SAYS DARYL DOYLE, WHO TEACHES CHEMISTRY AT KETTERING UNIVERSITY IN FLINT, MICHIGAN. "BUT LATELY, WITH ERBITUX AS MY ALLY, I AM NO LONGER FIGHTING ALONE."



"I DON'T LET BEING HIV POSITIVE SLOW ME DOWN," SAYS JESSE HAIRSTON. "I WORK, BOWL AND GO TO THE MOVIES. I FEEL FORTUNATE TO HAVE **REYATAZ** AS PART OF MY HIV COMBINATION THERAPY."

Jesse Hairston really likes to knock down pins at the neighborhood bowling alley. But nearly 20 years ago, it was Jesse himself who felt knocked down—first when he learned his former partner was dying of full-blown AIDS and then by his discovery a year later that he too was HIV positive. The 49-year-old security officer, who lives in Shaker Heights, Ohio, recalls, "I was devastated and hurt." Family members reacted as if he had told them he was going to die soon.

Jesse admits he mistakenly avoided treatments for too long simply because he saw friends being treated and still dying. He paid the price for waiting, with such complications as weight loss and a thrush infection that signaled a weakened immune system. Finally, in 1996, treatments began, but the side effects were significant. "I had an intestinal infection for about a month, and I had lipid problems," he says. "In addition, what little fat I had on my body was not distributed properly. It was leaving areas where it normally was and going to places where it didn't belong."

In June 2003, Jesse's doctor prescribed *Reyataz* (atazanavir), which had recently been approved by the U.S. Food and Drug Administration (FDA) as the first once-daily protease inhibitor to be used in combination with other antiretroviral agents for the treatment of HIV-1 infection. He was also prescribed *Zerit* (stavudine) and another medicine.

Reyataz offers patients potential benefits, including minimal impact on lipid levels and once-daily dosing. "With *Reyataz,* we're on our way to our goal of being the leader in once-a-day therapy," says Timothy Ravenscroft, vice president, Virology Global Franchise.

Two other company medicines also allow once-daily dosing as part of HIV combination therapy: *Videx* EC (didanosine delayed-release capsules) and *Sustiva*



(efavirenz). *Sustiva,* the first once-daily HIV medication ever, has demonstrated uninterrupted growth in demand from patients and their physicians since it was approved for marketing by the FDA in 1998 and was initially marketed by DuPont Pharmaceuticals. That growth accelerated with Bristol-Myers Squibb's acquisition of DuPont Pharmaceuticals—and, thereby, of *Sustiva*—in 2001. "Now," says Jeffrey Hatfield, senior vice president, Virology, "*Sustiva* has become a cornerstone of combination drug treatment regimens for HIV."

Bristol-Myers Squibb has a strong portfolio of medicines to help address the needs of people with HIV/AIDS, as well as a growing pipeline of drugs in development. The company's Pharmaceutical Research Institute is developing a number of new compounds, including two potential first-in-class drugs that could represent significant advances in the treatment of HIV/AIDS: an attachment inhibitor and an integrase inhibitor. The attachment inhibitor has advanced to Phase II clinical trials, while the integrase inhibitor is in earlier development.

Today, Jesse is able to work and to enjoy knocking down those pins. He says, "*Reyataz* is advancing the fight against this disease." •



BRISTOL-MYERS SQUIBB IS THE ONLY COMPANY OFFERING ONCE-DAILY ORAL MEDICINES IN EACH MAJOR TREATMENT CLASS FOR HIV.

ACCELERATING ACCESS INITIATIVE

More than 90 percent of the world's estimated 40 million people living with HIV/AIDS reside in developing countries. Although there is no cure, medical care in the industrialized world has significantly transformed and extended patients' lives. Now the challenge is to bring that same transformation to the developing world. "Of course, on its own, providing medicines is not enough," said Lee Jong-wook, M.D., director-general of the World Health Organization, at a recent New York press conference on AIDS. "Investing in treatment for AIDS also means strengthening health systems."

In 2000, Bristol-Myers Squibb and other research-based pharmaceutical companies joined forces with United Nations (UN) agencies to establish the Accelerating Access Initiative (AAI), a landmark public-private collaboration to expand access to HIV care and treatment in the developing world.

AAI recognizes that there are many obstacles to achieving sustainable access to HIV treatment, and the only effective way to respond is through the collaborative efforts of many different players.

It is estimated that 150,000 people in Africa are now receiving treatment as a result of this initiative. "While the numbers are small relative to the need, AAI has demonstrated that HIV treatment is possible in resource-limited settings," says Mariclaire Payawal, senior director, Global Access Program. "AAI has catalyzed efforts—building on the political commitment of national governments, community advocacy, and the leadership of the UN and other multilateral agencies—to find sustainable solutions to bring the necessary medicines to those in need."



Through the Global Access Program, Bristol-Myers Squibb makes *Videx* and *Zerit* available at no profit in sub-Saharan Africa. •

Abilify (aripiprazole), a novel treatment for schizophrenia developed and marketed in partnership with Otsuka Pharmaceutical Co., Ltd., was introduced in the U.S. in late 2002. Yet already it is being hailed as one of the 10 most successful launches in the history of the pharmaceutical industry.

That's good news for Bristol-Myers Squibb, but even better news for patients with schizophrenia. "Abilify helps people with schizophrenia control their symptoms, enabling many of them to lead more-productive and more-normal lives," says Jeffrey Lieberman, M.D., vice chairman of psychiatry and professor of psychiatry and pharmacology, University of North Carolina at Chapel Hill.

Still, as beneficial as it may be for patients with schizophrenia, Abilify may also have great potential for use in treating other psychiatric disorders. To determine the full range of benefits that Abilify may have to offer, Bristol-Myers Squibb and Otsuka have launched a comprehensive research and development program. One of the areas currently being explored is bipolar disorder, in which a person's mood swings like an unpredictable pendulum between mania and depression. Bristol-Myers Squibb has filed for approval of Abilify with the U.S. Food and Drug Administration (FDA) for a


THE AMERICAN JOURNAL OF PSYCHIATRY

NEIL RICHTAND, M.D., PH.D., ASSOCIATE PROFESSOR OF PSYCHIATRY, UNIVERSITY OF CINCINNATI (LEFT), AND HUGH EAKIN OF NEW RICHMOND, OHIO particularly life-disrupting aspect of bipolar disorder known as acute mania. Preparations for filing outside the U.S. also are under way.

Neil Richtand, M.D., Ph.D., associate professor of psychiatry at the University of Cincinnati, has run several Abilify clinical trials in acute mania over the past few years. "Abilify's potential as a treatment for acute mania is highly promising," he says. "I saw improvement in symptoms in many clinical trial participants, and the improvement was also notable because of the rapidity of response and how well the patients tolerated the medication."

One of those clinical trial patients is Hugh Eakin, a chef and father of two teenage daughters, who lives in New Richmond, Ohio. Hugh was diagnosed with bipolar disorder in 1990. About the depression, he says: "It virtually shut me down. I had no will to live." About the mania, he adds, "I was multitasking exponentially, trying to do everything and expecting the same from everyone else." But after enrolling in the clinical trial with Abilify, "I could react to situations without overreacting," he says.

"Acute mania is the first target of the trials in the affective disorders arena where we've clearly been successful," says Elyse Stock, M.D., vice president and Abilify global development champion. "We have an aggressive program of clinical investigations to further evaluate other illnesses that fall within the spectrum of affective disorders."

Abilify is backed by a growing pipeline of other compounds in development for psychiatric disorders. For example, researchers have discovered a novel and potentially first-in-class CRF (corticotropin-releasing factor) type 1 receptor antagonist. CRF plays a major role in the body's response to stress and appears to be linked to depression and anxiety. "CRF type 1 receptor antagonists, with a new mechanism of action, could represent the next generation of antidepressants, with potentially better efficacy and a better safety profile than current therapies," says Frank Yocca, Ph.D., executive director, Neuroscience Clinical Design and Evaluation.

"The chance to further develop Abilify was the major reason I joined Bristol-Myers Squibb," says Jack Grebb, M.D., vice president, Neuroscience Clinical Design and Evaluation. "And now our discovery group is working on the next steps to develop new drugs to treat psychiatric disorders more effectively." ∘



MORE THAN 5.5 MILLION PEOPLE IN INDUSTRIALIZED COUNTRIES SUFFER FROM BIPOLAR—OR MANIC DEPRESSIVE—DISORDER, WHICH RESULTS IN DEBILITATING MOOD SWINGS.

A New Alliance

Spurred by the successful launch of Abilify (aripiprazole), Bristol-Myers Squibb has reaffirmed its commitment to neuroscience research via an alliance with Lexicon Genetics Incorporated in late December 2003.

Under the alliance, Lexicon will contribute drug discovery targets from its neuroscience pipeline and provide Bristol-Myers Squibb with exclusive access to future neuroscience discoveries from Lexicon's genome screen.

"Lexicon's program to discover the physiological functions of 5,000 genes will provide our alliance with a strategic advantage in identifying key drug targets from the human genome for neuroscience indications," says Francis Cuss, M.D., senior vice president, Drug Discovery. "As drugs resulting from the alliance enter clinical trials, we will have the first option to assume full responsibility for clinical development and commercialization."

"We consider Bristol-Myers Squibb to be the ideal partner for Lexicon's drug discovery efforts in neuroscience," says Arthur T. Sands, M.D., Ph.D., Lexicon's president and chief executive officer. "Bristol-Myers Squibb has a rapidly growing franchise in neuroscience that we believe will set the stage for greater commercial success for products emerging from our alliance." ∘





ATHEROTHROMBOSIS IS RESPONSIBLE FOR MORE THAN A QUARTER OF ALL DEATHS WORLDWIDE. ATHEROTHROMBOTIC CLOTS CAN RESTRICT BLOOD FLOW TO THE HEART OR BRAIN.

Atherosclerosis occurs when fatty plaque, consisting of cholesterol and other material, builds up in the walls of an artery like rust in a pipe. The condition is well-known to many and is often referred to as hardening of the arteries because of the stiffening effect plaque has on arteries. It's one of the conditions that cholesterol-lowering *Pravachol* (pravastatin sodium) helps fight when added to diet in people with coronary heart disease. But too few know that its cousin atherothrombosis is equally insidious and even more dangerous. Indeed, according to the World Health Organization, the major manifestations of atherothrombosis—heart attack and stroke—together represent the number one killers in the world.

Atherothrombosis occurs when a fatty plaque ruptures and causes platelets in the blood to form a clot in an artery on top of the ruptured plaque. Such a clot can restrict or even block blood flow to an organ, like the heart or the brain. "The clotting condition known as thrombosis is the focus of much current investigation in cardiology, because it has become clear that blood clot formation is central to potentially deadly conditions like heart attack and stroke," says Deepak L. Bhatt, M.D., director of the Interventional Cardiology Fellowship Program at The Cleveland Clinic in Cleveland, Ohio.

In one of the largest clinical research programs ever developed for a pharmaceutical product, involving 12 trials and more than 100,000 patients over several years, Bristol-Myers Squibb is taking steps to expand the treatment options for atherothrombosis patients and for those at risk for atherothrombosis. Bristol-Myers Squibb and its partner Sanofi-Synthélabo are discovering how the antiplatelet agent Plavix (clopidogrel bisulfate), also marketed as Iscover in some countries, may help reduce the risk of future events—including heart attack and stroke—for these patients.

BRISTOL-MYERS SQUIBB MEDICAL IMAGING: 'INNOVATORS AT HEART'

Bristol-Myers Squibb Medical Imaging's vision is to develop "unimagined innovations to see ever deeper into the heart and vasculature." Playing a vital role in the management of patients with coronary artery disease, its innovative cardiovascular imaging products complement medicines used to treat heart disease and related conditions.

Cardiolite (Kit for the Preparation of Technetium Tc99m Sestamibi for Injection), the most successful radiopharmaceutical ever sold in the history of nuclear medicine, enables doctors to simultaneously assess heart blood flow and function via images from a single, noninvasive test. Patients with a normal *Cardiolite* stress test have a greater-than-99 percent likelihood of not experiencing heart attack or cardiac death within a year after being tested. *Definity* (Vial for Perflutren Lipid Microsphere Injectable Suspension) is an ultrasound contrast agent used in echocardiography for enhancement of sub-optimal cardiac images to help provide earlier and more definitive diagnoses.

Clinical studies are under way supporting potentially expanded indications and uses for *Definity* and *Cardiolite*. In addition, in the pipeline is a new molecular imaging agent that targets vulnerable atherosclerotic plaque—a key indicator of cardiovascular disease—as well as a next-generation pharmacologic cardiac stress agent that could be used in conjunction with *Cardiolite*.

"Along with contributing to the company's growing leadership in atherosclerosis and thrombosis, our vision as a business also aligns with at least two other disease areas of importance to the company: diabetes and obesity," says Cory Zwerling, president, Bristol-Myers Squibb Medical Imaging. "All of these medical conditions have significant cardiovascular implications, and we anticipate that our products will continue to make important contributions in these areas." •



Plavix has been available to patients since 1998, and physicians have already prescribed Plavix, either alone or with aspirin, to reduce the risk of future cardiovascular events in more than 22 million people worldwide. But, says Brian Gavin, Ph.D., medical director, Global Marketing Life Cycle Management, "our focus now is to make Plavix part of the standard of care for patients who have experienced arterial thrombotic events. Despite the use of currently available agents that affect the underlying disease processes leading to these events, there still clearly remains a significant unmet medical need."

Dr. Bhatt, who also is an investigator in the Plavix clinical trial program, says that focusing on atherothrombosis will have a significant impact. In fact, he adds, "a better appreciation of the biology of atherothrombosis may well change the practice of medicine in these patients."

Bristol-Myers Squibb is developing a novel class of oral antithrombotics as another weapon against clots in the blood. Currently in Phase II clinical trials, the lead compound razaxaban—a novel, highly selective factor Xa inhibitor—may help prevent deep vein thrombosis, a condition that involves the formation of potentially life-threatening blood clots in the veins. The compound came to the company with its acquisition of DuPont Pharmaceuticals in 2001.

Also in Phase III development is edifoligide, an E2F decoy that Bristol-Myers Squibb is developing with Corgentech Inc., a biotechnology company. This novel treatment, used at the time of surgery, seeks to help prevent vein graft failure following coronary artery bypass graft surgery or peripheral artery bypass surgery. "More than 1 million patients worldwide undergo vascular bypass surgery annually," says Adrienne Ross, Pharm.D., vice president and global brand champion. "It is estimated that 10 to 30 percent of grafts fail within the first year. Reducing the number of vein graft failures represents an important area of unmet medical need." •



DEEPAK L. BHATT, M.D., DIRECTOR OF THE INTERVENTIONAL CARDIOLOGY FELLOWSHIP PROGRAM AT THE CLEVELAND CLINIC, CLEVELAND, OHIO

Diabetes represents an immense and growing global medical need. About 150 million people worldwide suffer from diabetes, and complications all too often include heart disease, stroke, blindness, kidney disease and limb amputations.

Bristol-Myers Squibb has recognized the critical need for medicines to treat diabetes and prevent or delay the onset of complications. In 1995 the company launched Glucophage (metformin), hailed as the first major advance in the treatment of type 2 diabetes in the U.S. in more than 20 years. Bristol-Myers Squibb licensed Glucophage from Lipha, S.A., now Merck Santé S.A.S. Since then, the company's commitment to diabetes has continued to grow, with important medicines like Glucophage XR (metformin extended-release tablets), Glucovance (glyburide and metformin tablets) and, most recently, Metaglip (glipizide and metformin) tablets.

At the same time, Bristol-Myers Squibb initiated an intensive internal research program to discover, develop and deliver innovative new medicines to people with diabetes. The first product from this program—muraglitazar, a dual PPAR agonist—is now in Phase III clinical trials. Muraglitazar targets two different types of PPARs (peroxisome proliferator-activated receptors), with the aim of managing type 2 diabetes and the lipid abnormalities that are often associated with it, especially high triglyceride and low HDL levels.

NARAYANAN HARIHARAN, PH.D. (LEFT), SENIOR PRINCIPAL SCIENTIST, DISCOVERY BIOLOGY, AND PETER CHENG, PH.D., ASSOCIATE DIRECTOR, METABOLIC DISEASES CHEMISTRY





"Muraglitazar is potentially the first in a new class of compounds to meet a broader need for people with type 2 diabetes," says Scott Canterberry, vice president, Metabolics Global Marketing, and muraglitazar global brand champion. "We're really excited about the potential of this investigational medicine to help people with type 2 diabetes."

Another promising diabetes treatment—a novel DPP4 inhibitor—is projected to enter Phase III clinical development in 2004. Backup compounds for both muraglitazar and the DPP4 inhibitor are in earlier stages of clinical development.

In 2003, to complement and enhance the company's current diabetes medicines and pipeline compounds, Bristol-Myers Squibb entered into several important licensing pacts. Among them was an agreement with Flamel Technologies S.A., a French biopharmaceutical company, to develop and market *Basulin,* a controlled-release, long-acting unmodified human insulin for the treatment of type 1 and type 2 diabetes. *Basulin* is currently in Phase II clinical development.

Bristol-Myers Squibb also licensed an inhaled short-acting insulin product—currently in Phase I—from QDose, a joint venture between MicroDose Technologies Inc. and Quadrant Drug Delivery Ltd.

"Diabetes is a complex, multifaceted disease," says Fred Fiedorek, M.D., vice president, Clinical Design and Evaluation and Exploratory Development, "and it requires the use of monotherapy and, often, multipronged combination therapy options, including Glucophage, insulin-enhancing drugs like PPAR agonists, beta-cell boosting drugs such as DPP4 inhibitors and, frequently, various forms of insulin. Bristol-Myers Squibb enjoys strong patient and physician loyalty established over the past decade, and now we will soon have a comprehensive portfolio of products that we'll be able to offer them. We've always been strong, but now we're really ready to take off." •

TYPE 1 DIABETES RESULTS WHEN THE BODY CANNOT PRODUCE INSULIN, A HORMONE NEEDED TO CONVERT FOOD INTO ENERGY. TYPE 2 DIABETES RESULTS FROM INSULIN RESISTANCE OR DEFICIENCY. TYPE 2 DIABETES REPRESENTS 90 PERCENT OF ALL CASES.

Two Scientists, One Goal

For chemist Peter Cheng, Ph.D., the fight against diabetes is personal. He knows that the majority of people with diabetes also suffer from serious cardiovascular risk factors such as dyslipidemia, including high triglyceride and low HDL levels, which can lead to serious heart disease. One of those people is his father.

So it's no wonder that Dr. Cheng joined forces in 1997 with biologist Narayanan Hariharan, Ph.D., to lead a team of Bristol-Myers Squibb scientists in the search for a new and innovative treatment for diabetes. Generally, type 2 diabetes and the cardiovascular risks or metabolic disorders associated with it are treated separately and with different medications. Dr. Hariharan and his colleagues conceptualized a single compound that could address both diabetes and dyslipidemia at the same time, and the two set about finding that single compound.



The search was painstaking, and during an 18-month period, the team synthesized and screened more than a thousand compounds. But the difficult work paid off. In December 1998, they discovered muraglitazar—a dual PPAR agonist, a single compound that would activate two different PPAR receptors: the PPAR-gamma receptor to aid in glycemic control for diabetes and the PPAR-alpha receptor to regulate fatty acid/lipid metabolism, which can affect cardiovascular risk. Now in Phase III development, muraglitazar has the potential to be the first in this important new class of drugs.

Says Dr. Hariharan, "I'm enthusiastic about the possibility of one medicine helping people manage their diabetes and cardiovascular risk factors all at once." Adds Dr. Cheng, "I'm especially excited about muraglitazar...for my dad's sake." •

Alzheimer's Disease

It is estimated that more than 15 million people in industrialized countries are afflicted with Alzheimer's disease or its earlier forms. But unfortunately, says Amy O'Donnell, M.D., medical director, Neuroscience Clinical Design and Evaluation: "There are simply no robustly effective treatments. Cognition enhancers currently available don't modify the progression of the disease and often have significant side effects." To be an effective disease-modifying agent, a treatment must clearly prevent, stop or slow the progress of dementia. That's what Bristol-Myers Squibb is searching for. And that's why the company is currently targeting enzymes thought to generate a toxic protein that may trigger Alzheimer's in the brain. Two classes of compounds—gamma secretase and beta secretase inhibitors, chemotypes that may work in halting progression of the disease—are currently under investigation in the company's labs.

A MOLECULAR REPRESENTATION OF LEA29Y, TO PREVENT SOLID ORGAN TRANSPLANT REJECTION



Hepatitis

As many as 400 million people around the world are chronically infected with hepatitis B virus (HBV), and while many may not even know it, the infection can eventually cause liver cirrhosis, liver cancer and even death. In fact, HBV is the ninth-leading cause of death worldwide. Vaccines can help stem the spread of the disease, but they cannot treat active HBV infections. Entecavir, an investigational drug under development at Bristol-Myers Squibb as a treatment for chronic HBV infection, is currently in Phase III trials. "In clinical trials conducted so far, entecavir has shown high efficacy against the virus," says Richard Colonno, Ph.D., vice president, Infectious Disease Drug Discovery. In addition, company researchers are focusing on hepatitis C, which is a growing problem that currently affects millions around the world, including about 5 million Americans. A large discovery effort is under way focusing on multiple targets to find viable candidates for testing in humans.

Obesity

As much as half the population in the U.S. and many other industrialized countries is overweight or at risk for obesity, and the incidence of obesity is rising rapidly in developing countries. Unfortunately, current treatments are limited in terms of their efficacy, tolerability and safety. "There are probably multiple wiring loops in the brain that make you want to eat," says Simeon Taylor, M.D., Ph.D., vice president, Discovery Biology. "If you knock out one, there are still a lot of loops left. So it may be that in the end, it will take more than one drug to see a significant and lasting effect that promotes weight loss."

Finding new treatments for obesity, therefore, is not an easy task. However, Bristol-Myers Squibb's experience and expertise in related metabolic disorders such as diabetes and atherosclerosis/thrombosis put the company in an excellent position to play a major role. While Bristol-Myers Squibb's drug discovery efforts are still at an early stage, company researchers are pursuing a number of promising possibilities and are focusing on two complementary approaches: suppressing appetite and increasing metabolic rate.

Rheumatoid Arthritis

Rheumatoid arthritis is a chronic, progressive autoimmune disorder in which the body attacks itself and the human skeleton literally erodes away at the joints. Afflicting more than 1 percent of the world's population, rheumatoid arthritis often results in severe long-term pain and disability. Inflammation experienced by those with rheumatoid arthritis is the result of a complex disease process triggered by the underlying autoimmune disorder. Yet recent therapies all represent the same class of drugs, affecting chemical mediators of inflammation called cytokines.

Bristol-Myers Squibb recognizes the urgent need for additional treatments for rheumatoid arthritis. To meet the challenge, company scientists and clinical investigators are developing abatacept (CTLA4Ig), a novel approach to treat rheumatoid arthritis with a mechanism of action that targets the central cause of the inflammation and joint destruction. "The concept behind abatacept," says Mark Kreston, vice president and abatacept global brand champion, "is to inhibit the process of inflammation before it even gets started." Abatacept is currently in Phase III trials with a submission to regulatory authorities possible in the near term.

Solid Organ Transplantation

Organ transplant recipients typically receive a cocktail of drugs that work in a complementary fashion to prevent the transplanted organ from being viewed as foreign and thus rejected by the recipient's immune system. At the same time, transplant recipients are at high risk of developing such comorbidities as diabetes, cardiovascular disease and kidney toxicity.

LEA29Y, a molecule discovered by Bristol-Myers Squibb researchers and now in Phase II clinical development, is potentially the first in a class of drugs called costimulation blockers for the prevention of solid organ transplant rejection. "The need to improve long-term outcomes in organ transplant recipients is significant," says Richard Wright, Ph.D., vice president and LEA29Y global brand champion. "LEA29Y represents a novel mechanism of action, and we believe it may offer a new treatment paradigm for improving long-term outcomes in transplant patients." ∘

Back In The Swing Of Things

Eighty-year-old Elida Francisco has suffered from rheumatoid arthritis for nearly 40 years. With excruciating pain in her hands and feet, she had to stop working, couldn't walk and couldn't even hold a book. After enrolling in a clinical trial with abatacept, or CTLA4Ig, a novel investigational therapy from Bristol-Myers Squibb that is designed to short-circuit the process of inflammation, Elida can now do her own shopping and housework again. Most important, she says, "I can play with my grandchildren and be part of my family again." ∘





"Bristol-Myers Squibb's ConvaTec division is continually sharpening its focus on the people who depend on our highest-quality ostomy and wound therapeutics products and services," says Gary Restani, president, ConvaTec. "We emphasize understanding our customers as we move forward with new and better products so they can move ahead with their lives." In 2003, ConvaTec introduced six new products, and there are six key initiatives moving forward in development, with still more on the drawing boards. "We've set ourselves apart from the competition with innovations like *AQUACEL Ag* wound dressings and the *Esteem synergy* ostomy system, which we introduced in 2002," adds Nino Pionati, vice president, Global Marketing Research and Development.

Angela Kennedy, a ConvaTec senior territory manager in Yorkshire, England, knows first-hand the importance of those innovations in her own life. Always on the go, you'd never guess that Angela, diagnosed with ulcerative colitis at age six, from time to time was so ill she couldn't attend school. "Life was pretty miserable," Angela says. "I couldn't do the things that other kids could do."

At age 16, Angela underwent an ileostomy. Part of her large intestine was removed, and an artificial opening was created in her abdomen for the elimination of bodily waste. Since her surgery, Angela says, "life has improved dramatically."

Getting fitted with a pouching system was a challenge, though. "An ostomy can be very damaging to your body image," Angela says. "That's why I love the low profile of the *Esteem synergy* ostomy system." And it's done wonders for her self-image. She adds: "I can wear the system under my form-fitting spandex swimsuit or tight leather pants without worry. It makes me feel confident about my appearance."

And as a sales representative at ConvaTec, Angela's enthusiasm for the product is heartfelt. "When I counsel fearful ostomy patients and they see and hear what I can do, it gives them a lot more reassurance and confidence," says Angela. "The *Esteem synergy* system is really brilliant. There's no way I'm going back." •

"IT'S EASY TO SELL A PRODUCT LIKE **ESTEEM SYNERGY** WHEN YOU BELIEVE IN IT AND RELY UPON IT YOURSELF," SAYS ANGELA KENNEDY, A CONVATEC SENIOR TERRITORY MANAGER.

A global organization can often be judged by how well it serves the needs of its most specialized customers.

Take 20-month-old Camille Sanchez of Salon, France. "She's a perfect baby!" her mom readily proclaims. Camille is indeed a delightful child, and she runs and climbs everywhere. Naturally, the Sanchez family is grateful Camille is so exuberantly healthy.

But you'd never know that Camille suffers from a rare, life-threatening metabolic disorder called maple syrup urine disease (MSUD). For Camille and other affected children, the consequences can be devastating. Infants with MSUD are unable to metabolize or break down certain amino acids, which can then build up to toxic levels and possibly lead to mental retardation, coma and even death. Fortunately, such children can lead healthy lives if they're diagnosed early—and then treated with a protein-restricted diet for their entire lives.

Mead Johnson, a world leader in infant and child nutrition with *Enfamil*, *Enfalac* and other well-known brands, has supported the general and special feeding needs of babies for almost a century. And for nearly 50 years, Mead Johnson has pioneered metabolic products that can help infants like Camille grow healthily into adulthood.

Most recently, Mead Johnson has developed 17 new disorder-specific products. Many of them are available in the U.S. and other countries, but France is the first country to have launched the entire range. Since her diagnosis of MSUD at 10 days of age, Camille has followed a strict diet that includes two of those products: first, Mead Johnson BCAD 1 for infants, and now, BCAD 2. "Our best chance to help babies is to begin continuous treatment with the right formula immediately after their birth," says Aiphi Nguyen, metabolic line manager, Mead Johnson France.

Mead Johnson's continued commitment to the relatively small number of families dealing with metabolic disorders reflects the care and exacting attention the company gives to all of its more than 60 brand-name products available in more than 70 countries. "Mead Johnson is an excellent first choice for feeding all infants who are not breast-fed," says Kim Carpenter, director, Global Marketing Coordination, "precisely because we have demonstrated the medical and technical expertise to develop effective products both for regular feeding and for such rare and challenging cases as Camille's. We keep our eye on what's really important—our customers." •

"CAMILLE IS OUR ADORABLE LITTLE GIRL," SAYS HER MOM. "SHE LEADS A NORMAL LIFE, THANKS TO MEAD JOHNSON."



Swaziland, a southern African kingdom nestled between South Africa and Mozambique, may be small in size—a little larger than Connecticut—but it is saddled with an enormous burden. More than one-third of its adult inhabitants (defined as men and women aged 15 to 49) are believed to be HIV positive—among them, many pregnant women who are in danger of passing the virus to their newborns. And apart from health challenges, many of those with HIV/AIDS face discrimination, isolation and other difficulties in trying to live their lives.

A new project funded by Bristol-Myers Squibb as part of the company's *SECURE THE FUTURE®* initiative to fight HIV/AIDS in sub-Saharan Africa seeks to address this serious health and social threat in an innovative and comprehensive way: A new clinic in the Swazi capital of Mbabane has opened, where HIV-positive women and their newborns can go to receive inexpensive antiretroviral therapy. This therapy includes medicine to help prevent mother-to-child transmission of HIV, as well as more extensive treatments for those with more advanced disease.

In addition, the women's male partners receive education about HIV/AIDS and, if necessary, treatment, and newborn children are monitored to determine their HIV status and are provided therapy as appropriate. Following their treatment, these people will have access to a wide range of enhanced and, in some cases, new community support services.

"What makes this initiative unique is that it reaches out to the whole family unit—to the mother, the partner and the child—through treatment as well as follow-up support in the communities where these people live," says Busi Bhembe, director of the Swaziland Infant Nutrition Action Network, a local nongovernmental organization that is managing the initiative. "Counselors and volunteers help the mothers and their partners find buddies and other supportive individuals in their communities and work with them to ensure they are eating properly, adhering to their treatment regimens, and receiving medical and psychological care," she says.

The Swaziland project is one of six new *SECURE THE FUTURE* community treatment sites established with grants totaling $30 million that Bristol-Myers Squibb announced at the end of 2003. The sites are part of the company's pioneering $115 million commitment to provide support for women and children infected or affected by HIV/AIDS in nine countries in southern and western Africa, where the crisis is especially acute.

"These new projects—including the one in Swaziland—draw on key learnings from our four years of work with *SECURE THE FUTURE*," says John L. Damonti, president, Bristol-Myers Squibb Foundation. "We're focusing on integrating medical services with enhanced community-based care and support to address the broad range of challenges posed by HIV/AIDS. Our goal is to demonstrate and document this approach so it can be replicated in other resource-limited settings."

THINKING REGIONALLY, ACTING LOCALLY: REVERSING THE TIDE OF HIV/AIDS IN AFRICA

In the four years since Bristol-Myers Squibb launched its pioneering *SECURE THE FUTURE®* initiative to fight HIV/AIDS in sub-Saharan Africa, the death toll there from the disease has topped a staggering 10 million people. Still, a great deal has changed in that time to potentially help stem the tide of the disease in the future, says John L. McGoldrick, executive vice president and general counsel, Bristol-Myers Squibb. "Prevention strategies are showing results, and new institutions and approaches are taking root in the region that can address the medical as well as social and economic needs of people living with HIV/AIDS or with its consequences," he says.

SECURE THE FUTURE grants—which totaled almost $100 million by the end of 2003—support medical research and care, as well as community outreach and education programs, for women and children in countries in which, in some cases, infection rates can exceed one of every three adults. "Our approach is to partner with local organizations to find solutions in resource-limited settings and to build local health care and social services capacity," says Mr. McGoldrick. "To be successful, we must take the fight against HIV/AIDS directly to the homes, schools, clinics and communities of the people affected by this terrible pandemic." •





In Swaziland, community educators have begun fanning out in the region surrounding Mbabane to spread the word about the clinic and the follow-up program. According to Ms. Bhembe, the response has been enthusiastic. "We're off to a good start in enrolling our target number of mothers—and, we hope, as many male partners and children," she says. "It's clear that this project is giving many people back their hope for the future. For people with HIV, medicines represent an important lifeline, but so does a caring community that has the resources and knowledge to help them live full, productive and meaningful lives." •



In 2003 Bristol-Myers Squibb teamed up with cancer survivor and five-time Tour de France champion Lance Armstrong to sponsor the Bristol-Myers Squibb *TOUR OF HOPE™*, an unprecedented week long coast-to-coast cycling event—from Los Angeles to Washington, D.C.

On October 11, the *TOUR OF HOPE* team of cancer survivors, caregivers, physicians, nurses and researchers began its 3,200-mile odyssey. En route, the team delivered messages of hope to cancer survivors, patients and family members. At a gathering in Indianapolis — where Lance had been treated for testicular cancer with three Bristol-Myers Squibb cancer medications at the Indiana University Cancer Center—Lance said, "I count myself among the millions of people who owe their lives to advances in cancer therapy made in clinical trials."

Today's clinical trials are discovering tomorrow's medical breakthroughs. In 2003 Bristol-Myers Squibb supported more than 450 clinical trials involving about 60,000 patients worldwide. The company's trials have been recognized as models for the entire pharmaceutical industry.

Biomedical research represents the currency of hope—for ourselves, for our children and for the future. To defeat cancer, to conquer AIDS, to fight diabetes, to extend and enhance human life. Ultimately, that is the hope — and the goal — upon which Bristol-Myers Squibb is focused. •



LANCE ARMSTRONG WITH CANCER SURVIVOR JACKSON VERBANIC, AGE 5, AT THE TOUR OF HOPE FINALE IN WASHINGTON, D.C.

Financial Review

Management's Discussion and Analysis 25

Consolidated Financial Statements 39

Notes to Consolidated Financial Statements 43

Report of Management and Independent Accountants 70

Five-Year Financial Summary 71

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised to reflect the restatement.

Summary

For 2003, the Company reported annual global sales of $20.9 billion. Sales increased 15% from the prior year level, reflecting volume increases of 9%, net price increases of 2% and a 4% impact from foreign exchange fluctuations. U.S. sales increased 14%, partly due to the impact on 2002 sales from the workdown of non-consignment wholesaler inventory, while international sales increased 18%, including a 10% favorable foreign exchange impact. In 2003, the Company had two product lines with sales of over $2.0 billion each—*Pravachol* and Plavix. *Pravachol* sales grew 25%, including a 7% favorable foreign exchange impact, to $2.8 billion, and Plavix sales grew 31%, including a 3% favorable foreign exchange impact, to $2.5 billion. In addition to these two products, the Company had 45 product lines with more than $50 million each in annual sales, including 29 product lines with more than $100 million each in annual sales, of which six had annual sales in excess of $500 million each.

Earnings from continuing operations before minority interest and income taxes increased 70% to $4,694 million in 2003 from $2,761 million in 2002. Net earnings from continuing operations were $3,106 million, or $1.60 and $1.59 per share on a basic and diluted basis, respectively, compared to $2,067 million, or $1.07 and $1.06 per share on a basic and diluted basis, respectively, in 2002. While the Company expects exclusivity losses and new product mix to challenge its margins, the Company remains committed to investing in its businesses to maximize key growth drivers and to advance its pipeline. Several items affected the comparability of the results between 2003 and 2002, as discussed below under "Earnings" and "Outlook for 2004."

At December 31, 2003, the Company held almost $5.5 billion in cash, cash equivalents and marketable securities. Approximately $5.4 billion of such cash, cash equivalents and marketable securities were held by the Company's foreign subsidiaries, which the Company does not expect to repatriate in the foreseeable future. In 2004, the Company expects cash generated by its U.S. operations, together with borrowings from the capital markets, to sufficiently cover cash needs for working capital, capital expenditures and dividends in the U.S. Repatriation to the United States would require additional tax provisions not reflected in the consolidated financial statements. For a further discussion of this matter, see "Critical Accounting Policies—Income Taxes" below.

The Company and its subsidiaries are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time reasonably to assess the final outcome of these investigations or litigations. Management continues to believe, as previously disclosed, that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the Company is reasonably likely to be material to the Company's results of operations and cash flows, and may be material to its financial condition and liquidity. For additional discussion of this matter, see Note 22, Legal Proceedings and Contingencies.

Long-term debt increased to $8.5 billion at December 31, 2003 from $6.3 billion at December 31, 2002 primarily due to the $1.0 billion of fixed rate notes and the $1.2 billion of floating rate convertible debentures issued in August 2003 and October 2003, respectively. The proceeds from these issuances were used to repay short-term borrowings and fund the cash needs of the U.S. operations. Cash provided from operating activities was $3.5 billion in 2003, and working capital was $4.4 billion at December 31, 2003. The Company paid dividends of approximately $2.2 billion, which provided a dividend yield of 4.4% in 2003.

In 2003, consistent with the Company's mission to extend and enhance human life by developing the highest-quality products, the Company invested $2.3 billion in research and development, a 3% growth over 2002. Research and development dedicated to pharmaceutical products, including milestone payments for in-licensing and development programs, was $2.1 billion and as a percentage of Pharmaceutical sales was 14.2% compared to 16.5% in 2002. The compound annualized growth in pharmaceutical research and development spending was 9% over the past five years.

Restatement of Previously Issued Financial Statements

The Company is restating its consolidated balance sheet at December 31, 2002, and consolidated statements of earnings, cash flows, and comprehensive income and retained earnings for the years ended December 31, 2002 and 2001, and its financial statements for the first, second and third quarters of 2003, including comparable interim periods in 2002 (the "2003 Restatement"). The restatement affects periods prior to 2001. The impact of the restatement on such prior periods is reflected as an adjustment to opening retained earnings as of January 1, 2001. The restatement is reported in this annual report and in the Annual Report on Form 10-K for the year ended December 31, 2003 and will be reported in amendments to Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003, and September 30, 2003. The 2003 Restatement (i) corrects certain of the Company's historical accounting policies to conform to U.S. generally accepted accounting principles (GAAP) and (ii) corrects certain errors made in the application of GAAP.

In late October 2002, the Company determined that certain of its sales to certain wholesalers for its U.S. pharmaceuticals business should be accounted for under the consignment sales accounting model and, accordingly, determined to restate its sales and earnings for sales to these wholesalers. Following that determination, the Company also determined that it would correct certain of its historical accounting policies to conform the accounting to GAAP and certain known errors made in the application of GAAP that were previously not recorded because in each such case the Company believed the amount of any such error was not material to the Company's consolidated financial statements. In addition, as part of the restatement process, the Company investigated its accounting practices in certain areas that involve significant judgments and determined to restate additional items with respect to which the Company concluded errors were made in the application of GAAP, including certain revisions of inappropriate accounting. In March 2003, the Company completed the restatement of its financial statements for these items and restated its financial statements for the three years ended December 31, 2001, including the corresponding interim periods, and the first and second quarters of 2002, including comparable prior interim periods in 2001 (the "2002 Restatement").

After completing the 2002 Restatement, the Company continued to identify and implement actions to improve the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. In connection with this effort, the Company (i) has substantially strengthened the organization and personnel of the senior financial and control functions, (ii) adopted more rigorous policies and procedures with respect to its balance sheet review process, (iii) focused its internal audit function on financial reporting controls, (iv) engaged a consultant to assist in the evaluation and documentation of certain financial reporting and disclosure processes throughout the Company and (v) engaged a consultant to assist in a comprehensive and detailed review of certain of the Company's tax reporting and accounting. In addition, at the request of the Company's Audit Committee, the Company's independent auditors performed more extensive procedures with respect to the Company's interim financial information during 2003 and, based on the auditors' assessment of the Company's risk profile, expanded the scope and amount of field work to be performed for certain areas in connection with its audit of the Company for 2003. These actions contributed significantly to the Company identifying additional errors relating to prior periods not reflected in the 2002 Restatement. For a discussion of the individual restatement adjustments, see Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001.

In connection with their audits of the 2002 Restatement and the Company's consolidated financial statements for the year ended December 31, 2002, the Company's independent auditors, PricewaterhouseCoopers LLP (PwC), identified and communicated to the Company and its Audit Committee two "material weaknesses" (as defined under standards established by the American Institute of Certified Public Accountants (AICPA)) relating to the Company's accounting and public financial reporting of significant matters and to its initial recording and management review and oversight of certain accounting matters. In addition, at that time, PwC identified and communicated to the Company and its Audit Committee a "reportable condition" (as defined under standards established by the AICPA) relating to the Company's internal controls over its financial reporting for income taxes. In 2003, the Company dedicated substantial resources to improving its controls over its accounting and financial disclosure and reporting, and the auditors have not identified material weaknesses in connection with their audit of the 2003 financial statements. In addition, the Company has devoted substantial resources towards remedying the reportable condition in relation to taxes. The Company also retained a consultant to assist in a comprehensive and detailed review of certain aspects of its tax accounting and reporting. The Company examined its financial reporting for taxes in each significant jurisdiction where the Company or one of its subsidiaries was subject to tax. As a result of this review, a number of prior period errors were identified, which are reflected in the 2003 Restatement. In addition, the Company undertook a review to evaluate certain issues that had been raised concerning the manner in which the Company determined its provision for income taxes. The Company has determined that prior to 2000 there were certain inappropriate adjustments to tax contingency reserves made for the improper purpose of recording a provision for income taxes consistent with the Company's projected effective tax rate. In addition, there may have been inappropriate adjustments in 2001 and 2002. The Company has completed a review and has not been able to determine whether or not any of the errors relating to its tax contingency reserves being corrected in the restatement are related to inappropriate accounting. In connection with the audit of the Company's consolidated financial statements for the year ended December 31, 2003, PwC has advised the Company and its Audit Committee that the "reportable condition" in the income tax accounting area remains, and the Company expects to complete remediation of this reportable condition by the end of 2004.

Throughout Management's Discussion and Analysis of Financial Condition and Result of Operations, all referenced amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

Net Sales

Sales in 2003 were $20.9 billion, an increase of 15% from the prior year. The increase in sales in 2003 is driven by volume, which increased over 2002 levels, partly due to the impact on 2002 sales from the workdown of non-consignment wholesaler inventory. U.S. sales increased 14% to $12,897 million in 2003 compared to a decrease of 4% to $11,348 million in 2002, while international sales increased 18% to $7,997 million in 2003, including a 10% favorable foreign exchange impact, compared to an increase of 8% to $6,758 million in 2002 (with no significant foreign exchange impact). In general, the Company's business is not seasonal. For information on U.S. pharmaceuticals prescriber demand, reference is made to the table within Business Segments under the Pharmaceuticals section below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of the Company's primary care pharmaceutical products. Sales in 2002 were $18.1 billion compared with $18.0 billion in 2001, an increase of 1%. Sales in 2002 and 2001 included approximately $1,540 million and $331 million, respectively, of sales related to products acquired as part of the DuPont Pharmaceuticals acquisition (DuPont Pharmaceuticals), which was completed on October 1, 2001. Domestic sales in 2002 decreased 4% to $11,348 million, while international sales increased 8% to $6,758 million in 2002 (foreign exchange had no significant impact).

The composition of the net increase in sales is as follows:

	2003	Restated 2002
Volume	9%	3%
Selling prices, net	2%	(3%)
Foreign exchange	4%	—
Increase in sales	**15%**	—

A significant portion of the Company's U.S. pharmaceuticals sales is made to wholesalers. The Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers, including discounts, buy-ins in anticipation of price increases, and extended payment terms to certain U.S. pharmaceuticals wholesalers. These were generally offered toward the end of a quarter as an incentive to wholesalers to purchase products in an amount sufficient to meet the Company's quarterly sales projections established by the Company's senior management. The timing of the Company's recognition of revenue from its sales to wholesalers differs by wholesaler and by period.

Historically, the Company recognized revenue for sales upon shipment of products to its customers. Under GAAP, revenue is recognized when substantially all the risks and rewards of ownership have transferred. In the case of sales made to wholesalers (i) as a result of incentives, (ii) in excess of the wholesaler's ordinary course of business inventory level, (iii) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (iv) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments.

Under the situations described above, utilizing the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue (net of discounts, rebates, estimated sales allowances and accruals for returns) when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in first-out (FIFO) basis. For additional discussion of the Company's revenue recognition policy, see Note 1, Accounting Policies.

In the 2002 Restatement, the Company restated its previously issued financial statements for the period 1999 through the second quarter of 2002 to correct the timing of revenue recognition for certain previously recognized U.S. pharmaceuticals sales to Cardinal Health, Inc. (Cardinal) and McKesson Corporation (McKesson), two of the largest wholesalers for the Company's U.S. pharmaceuticals business, that, based on the application of the criteria above, were recorded in error at the time of shipment and should have been accounted for using the consignment model.

At December 31, 2003 and 2002, the Company's aggregate cost of the pharmaceutical products held by Cardinal and McKesson that were accounted for using the consignment model (and, accordingly, were reflected as consignment inventory on the Company's consolidated balance sheet) was approximately $4 million and $58 million, respectively, of which approximately $2 million and $1 million at December 31, 2003 and 2002, respectively, related to oncology products sold through the Oncology Therapeutics Network (OTN). The deferred revenue, recorded at gross invoice sales price, related to the inventory of pharmaceutical products accounted for using the consignment model was approximately $76 million and $470 million at December 31, 2003 and 2002, respectively, of which approximately $64 million and $39 million at December 31, 2003 and 2002, respectively, related to OTN. As a result of the restatement for the application of the consignment model, approximately $1,980 million of sales (excluding OTN and net of discounts, rebates and other adjustments) had been reversed from the period 1999 through 2001, of which approximately $321 million and $1,397 million were recognized as revenue in 2003 and 2002, respectively, as consigned inventory held by Cardinal and McKesson was worked down. A significant portion of the 2003 workdown was recognized in the first quarter. The corresponding effect on earnings from continuing operations before minority interest and income taxes was an increase of $237 million and $1,095 million in 2003 and 2002, respectively. Sales to Cardinal and McKesson represented approximately 66%, 70% and 60% of U.S. Pharmaceuticals net sales in 2003, 2002 and 2001, respectively.

The Company estimates, based on the data noted above, that the inventory of pharmaceutical products held by the other U.S. pharmaceuticals wholesalers was in the range of approximately $100 million in excess of or below approximately one month of supply at December 31, 2003. This estimate is subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations. The Company expects to account for certain pharmaceutical sales relating to OTN using the consignment model until its agreement with McKesson expires in 2006.

EARNINGS

In 2003, earnings from continuing operations before minority interest and income taxes increased 70% to $4,694 million from $2,761 million in 2002. The increase was primarily a result of the sales increase and specified charges of $1,207 million recorded in 2002 for litigation settlements, asset impairments and write-offs for in-process research and development. This increase was partially offset by increased investment in advertising and promotion, and in marketing, selling and administrative expenses. Earnings from continuing operations increased 50% in 2003 to $3,106 million from $2,067 million in 2002. In 2003, basic and diluted earnings per share from continuing operations increased 50% each to $1.60 and $1.59, respectively, from $1.07 and $1.06 in 2002, respectively. In 2002, earnings from continuing operations before minority interest and income taxes increased 22% to $2,761 million from $2,263 million in 2001. Earnings from continuing operations in 2002 increased 10% to $2,067 million from $1,871 million in 2001. In 2002, basic and diluted earnings per share from continuing operations increased 11% and 12% to $1.07 and $1.06, respectively, from $.96 and $.95 in 2001, respectively. Net earnings margins for continuing operations increased to 14.9% in 2003 from 11.4% in 2002 and 10.4% in 2001.

During the years ended December 31, 2003, 2002 and 2001, the Company recorded several items that affected the comparability of results of the periods presented herein, which are set forth in the following table. For a discussion of these items, see Note 3, Alliances and Investments, Note 4, Restructuring and Other Items, Note 5, Acquisitions and Divestitures and Note 6, Discontinued Operations.

Dollars in Millions	2003	Restated 2002	Restated 2001
Acquired in-process research and development	$ —	$169	$2,772
Litigation charge, net	199	659	77
Asset impairment charge for investment in ImClone	—	379	—
Restructuring and other items(1)	195	68	588
Gain on sales of businesses/product lines	—	(30)	(475)
	394	1,245	2,962
Income tax benefit on above items	(36)	(472)	(1,057)
Settlement of prior year tax matters	—	(261)	—
	$358	$512	$1,905

(1) Restructuring and other items consist of the following:

Dollars in Millions	Cost of Products Sold	R&D	Provision for Restructuring & Other	Total
Year ended December 31, 2003				
Up-front payments for four licensing agreements	$—	$102	$ —	$102
Accelerated depreciation of assets	53	—	—	53
Termination benefits and other exit costs	—	—	50	50
Relocation expenses	—	—	13	13
Asset impairment	14	—	—	14
Retention benefits	—	—	2	2
Change in estimates	—	—	(39)	(39)
	$ 67	$102	$ 26	$195

Dollars in Millions	Cost of Products Sold	R&D	Provision for Restructuring & Other	Total
Year ended December 31, 2002				
Termination benefits	$—	$—	$ 71	$ 71
Other exit costs	—	—	38	38
Accelerated depreciation of assets	—	69	—	69
Asset write-down and impairment charges	2	—	51	53
Change in estimates	(17)	—	(146)	(163)
	$(15)	$ 69	$ 14	$ 68

Dollars in Millions	Decrease in Net Sales	Cost of Products Sold	Provision for Restructuring & Other	Total
Year ended December 31, 2001				
Downsized and rationalized operations and facilities	$—	$—	$519	$519
Abandonment of non-strategic pharmaceutical product lines	74	—	—	74
Change in estimates	—	58	(63)	(5)
	$ 74	$ 58	$456	$588

Gross margin percentages were 63.7%, 63.9% and 69.4% in 2003, 2002 and 2001, respectively. Gross margins were negatively impacted in 2003 due to increased sales of lower-margin products in the OTN segment, $53 million in accelerated depreciation charges and a $14 million charge for asset impairment and other restructuring expenses largely offset by increased sales of higher margin products such as *Pravachol*. The lower gross margin in 2002 compared to 2001 was principally due to the impact of generic competition in the United States for Glucophage IR, *TAXOL®* and *BuSpar*, and an adverse change in product mix due to increased sales in the OTN segment.

The effective income tax rate on earnings from continuing operations before minority interest and income taxes was 25.9% in 2003 compared with 14.2% in 2002 and 9.4% in 2001. The increase in the 2003 effective tax rate over the 2002 effective tax rate is primarily due to the decrease in effective tax rate benefit from operations in Ireland, Puerto Rico and Switzerland, treatment of provisions for certain litigation reserves as non-deductible, and an increase in estimates for contingent tax matters in 2003 compared to 2002. The increase in the 2002 effective tax rate over the 2001 effective tax rate was primarily due to the decrease in effective tax rate benefit from operations in Ireland, Puerto Rico and Switzerland, and the provision of $205 million of valuation allowances, comprised of $112 million related to certain state and foreign net deferred tax assets, $93 million related to certain state and foreign tax net operating loss and tax credit carryforwards, partially offset by a $261 million net release of tax contingency reserves related primarily to the settlement of prior year tax matters, and the determination by the Company as to the expected settlement of ongoing tax litigation, which was resolved in 2003. The Company currently believes that the state net deferred tax assets, state net operating loss and tax credit carryforwards, and foreign net operating loss and tax credit carryforwards for which valuation allowances have been provided, more likely than not, will not be realized in the future. The lower effective income tax rate in 2001 results primarily from lower pre-tax income in the United States, due to the write-off of acquired in-process research and development, as well as proportionately greater tax benefits from income earned in lower tax rate jurisdictions such as Ireland, Puerto Rico and Switzerland.

Expenses

Total costs and expenses, as a percentage of sales, were 77.5% in 2003 compared with 84.8% in 2002 and 87.5% in 2001.

Cost of products sold, as a percentage of sales, increased over the last three years to 36.3% in 2003 compared with 36.1% in 2002 and 30.6% in 2001, principally due to increased sales of lower-margin products from OTN largely offset by increased sales of higher margin products such as *Pravachol*. In 2003, cost of products sold includes $53 million of accelerated depreciation of assets in manufacturing facilities in North America expected to be closed by the end of 2006 and a $14 million charge for asset impairment and other restructuring expenses. Cost of products sold in 2002 included a $15 million reversal of prior period reserves for inventory write-offs related to cancelled actions and in 2001 included $58 million of other restructuring expenses.

Marketing, selling and administrative expenses, as a percentage of sales, decreased to 22.3% in 2003 from 22.8% in 2002. In 2003, marketing, selling and administrative expenses increased 13% to $4,660 million from $4,124 million in 2002 primarily due to increased sales support for Abilify and Avapro/Avalide, higher pension costs, higher charges related to system infrastructure, higher insurance premiums, and unfavorable foreign exchange impact, principally related to the euro. Marketing, selling and administrative expenses, as a percentage of sales, increased to 22.8% in 2002 from 22.5% in 2001, or 2% to $4,124 million from $4,058 million. This slight increase was mainly due to higher sales force expenses as a result of the addition of the Medical Imaging business, acquired in October 2001.

Advertising and promotion expenses increased to $1,416 million in 2003 from $1,143 million in 2002, primarily as a result of promotional support for the Abilify and *Reyataz* launches and Plavix in the United States, and additional support for in-line products and unfavorable foreign exchange impact in Europe. In 2002, advertising and promotion expenses decreased to $1,143 million from $1,201 million in 2001, primarily as a result of reduced spending on the metformin franchise and Vaniqa, partially offset by Abilify product launch expenses and increased support of Plavix and Avapro/Avalide in the United States. As a percentage of sales, 2003 advertising and promotion expenses increased to 6.8% from 6.3% in 2002 and 6.7% in 2001.

The Company's investment in research and development totaled $2,279 million in 2003, an increase of 3% over 2002 and an increase in 2002 of 2% over 2001, but as a percentage of sales decreased to 10.9% in 2003 compared with 12.2% in 2002 and 12.0% in 2001. Research and development costs included $102 million of charges related to the up-front payments for licensing agreements in 2003 and $69 million of accelerated depreciation on research facilities in 2002. In 2003, research and development spending dedicated to pharmaceutical products decreased to 14.2% of Pharmaceuticals sales compared with 16.5% and 15.5% in 2002 and 2001, respectively. The Company is focusing its research and development activities so that it can fully realize the value of its research and development pipeline. The new priorities include rebalancing drug discovery and development to increase support for the Company's full late-stage development pipeline and closing unnecessary facilities. They also include devoting greater resources to ensuring successful near-term product launches and increasing the Company's efforts on in-licensing opportunities.

In 2002, the charges related to acquired in-process research and development were $169 million, primarily related to milestone payments to ImClone Systems Incorporated (ImClone) for ERBITUX. Of the $200 million milestone payment to ImClone, $160 million was expensed as acquired in-process research and development in the first quarter of 2002. The remaining $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its ownership interest in ImClone. The acquired in-process research and development charge in 2001 was $2,772 million, including $2,009 million related to the DuPont Pharmaceuticals acquisition and $735 million attributable to the ImClone equity investment. In addition, acquired in-process research and development for 2002 and 2001 includes charges of $9 million and $28 million, respectively, for licensing payments related to products not yet approved for marketing.

Restructuring programs were implemented to downsize, realign and streamline operations in order to increase productivity, reduce operating expenses and rationalize the Company's manufacturing network, research facilities and administrative functions. Actions under the 2003 restructuring program are expected to be complete by 2006 while actions under the 2002 and 2001 restructuring programs were substantially complete at December 31, 2003. As a result of these actions, the Company expects the future annual benefit to earnings from continuing operations before minority interest and income taxes to be approximately $64 million, $150 million and $400 million for the 2003, 2002 and 2001 programs, respectively. For additional information on restructuring, see Note 4, Restructuring and Other Items.

Litigation charges, net of settlement income, were $199 million in 2003, compared to $659 million in 2002 and $77 million in 2001. In the fourth quarter of 2003, the Company established reserves for liabilities in the total amount of $250 million, comprised of $150 million in relation to wholesaler inventory issues and certain other accounting matters, and $100 million in relation to pharmaceutical pricing and sales and marketing practices. In addition, the Company recorded charges of $31 million for other litigation matters and recognized income of $82 million. The $82 million of income consists primarily of $30 million of income for patent defense cost reimbursement, $27 million in litigation settlement income and $21 million from the settlement of anti-trust litigation involving vitamin manufacturers. The 2002 charges of $659 million primarily related to *BuSpar* and *TAXOL®* proposed settlements. For additional information on litigation, see Note 22, Legal Proceedings and Contingencies.

Equity in net income of affiliates for 2003 was $151 million, compared with $80 million and $78 million in 2002 and 2001, respectively. Equity in net income of affiliates principally related to the Company's joint venture with Sanofi-Synthélabo (Sanofi) and investment in ImClone. In 2003, the increase in equity in net income of affiliates primarily reflects higher net income in the Sanofi joint venture. For additional information on equity in net income of affiliates, see Note 3, Alliances and Investments.

Other expenses, net of income were $179 million, $229 million and $98 million in 2003, 2002 and 2001, respectively. Other expenses include net interest expense, interest income, foreign exchange gains and losses, royalty income, and gains and losses on disposal of property, plant and equipment. The decrease in expenses in 2003 from 2002 was primarily due to net gains from interest rate swaps. The increase in expenses in 2002 compared to 2001 was principally due to higher interest expenses related to borrowings of $6.5 billion related to the DuPont Pharmaceuticals and ImClone transactions in 2001.

Business Segments

The Company operates in four reportable segments—Pharmaceuticals, OTN, Nutritionals and Other Healthcare. In 2003, OTN, which was previously included in the Pharmaceuticals segment, met the quantitative thresholds of a reportable segment as outlined in SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information.* Accordingly, prior periods have been reclassified to conform with current year presentations. The percent of the Company's sales by segment were as follows:

	% of Total Sales		
	2003	Restated 2002	Restated 2001
Pharmaceuticals	71	71	75
Oncology Therapeutics Network	11	10	8
Nutritionals	10	10	10
Other Healthcare	8	9	7

Pharmaceuticals

In 2003, worldwide Pharmaceuticals sales increased 16% to $14,925 million, reflecting a 2% price increase, a 9% volume increase and a 5% increase in foreign exchange. Domestic sales in 2003 increased 16% to $8,431 million primarily due to increased sales of Plavix, the *Pravachol* franchise, Abilify (total revenue), Glucovance and *Paraplatin* and partly due to the impact on 2002 sales from the workdown of non-consignment wholesaler inventory, partially offset by decreased sales of Glucophage IR and *TAXOL®* primarily due to generic competition. *Reyataz* was launched in July 2003, with $83 million in domestic sales. International sales in 2003 increased 17% to $6,494 million, including an 11% favorable foreign exchange impact, primarily due to increased sales of *Pravachol*, *TAXOL®*, Plavix, Avapro/Avalide and Analgesic products in Europe partially offset by price declines principally in Germany and Italy.

In 2002, worldwide pharmaceuticals sales decreased 6% to $12,812 million, reflecting a 4% price decline, a 2% volume decline, and no foreign exchange impact. Domestic sales declined 14% to $7,273 million, primarily due to generic competition in the United States on Glucophage IR, *TAXOL®* and *BuSpar*, partially offset by increased sales of Plavix and the addition of products acquired from the DuPont Pharmaceuticals acquisition, which was completed on October 1, 2001. In addition, the decrease in domestic pharmaceutical sales was impacted by the buildup in the prior period of inventory levels at those U.S. wholesalers not accounted for under the consignment model and the subsequent workdown in 2002. Approximately $1,395 million of sales (calculated net of discounts, rebates and other adjustments) recognized in the year ended December 31, 2002 had been reversed from prior years. International sales increased 9% to $5,539 million (with no significant foreign exchange impact) primarily due to increased sales of *Pravachol* and Plavix in Europe, *TAXOL®* in Japan and the addition of products acquired from the DuPont Pharmaceuticals acquisition.

Key pharmaceutical products and their sales include the following:

- Total revenue for Abilify, which is primarily domestic alliance revenue for the Company's 65% share of net sales in copromotion countries with Otsuka Pharmaceutical Co., Ltd. (Otsuka), was $283 million. The schizophrenia agent was introduced in the United States in November 2002 and by December 2003, had achieved more than a 7% weekly new prescription share of the U.S. antipsychotic market. The Company received approval for a Supplemental New Drug Application (sNDA) for Abilify for maintaining stability in patients with schizophrenia, and has announced that it submitted an sNDA for Abilify for the treatment of acute mania in patients with bipolar disorder to the U.S. Food and Drug Administration (FDA). Abilify is being developed and marketed by Bristol-Myers Squibb and its partner Otsuka.
- Sales of the *Pravachol* franchise increased 25%, including a 7% favorable foreign exchange impact, to $2,827 million in 2003. Domestic sales increased 22% to $1,605 million in 2003, while international sales increased 28%, including a 17% favorable foreign exchange impact, to $1,222 million. Sales for the *Pravachol* franchise increased 8% to $2,266 million in 2002 from $2,101 million in 2001. A six-month exclusivity extension was granted through April 2006.
- Sales of Plavix, a platelet aggregation inhibitor, increased 31%, including a 3% favorable foreign exchange impact, to $2,467 million in 2003. Sales of Avapro/Avalide, an angiotensin II receptor blocker for the treatment of hypertension, increased 29%, including a 6% favorable foreign exchange impact, to $757 million in 2003. Sales of Plavix and Avapro/Avalide increased 61% and 20% to $1,890 million and $586 million, respectively, in 2002. Sales of Plavix and Avapro/Avalide were $1,171 million and $487 million in 2001. Plavix and Avapro/Avalide are cardiovascular products that were launched from the alliance between Bristol-Myers Squibb and Sanofi.
- Sales of *TAXOL®* and *Paraplatin*, the Company's leading anticancer agents, increased 9%, including a 12% favorable foreign exchange impact, to $934 million and 24% to $905 million (with no significant foreign exchange impact), respectively, in 2003. International sales of *TAXOL®* increased 23%, including a 14% favorable foreign exchange impact, to $882 million, led by strong sales in Japan and France. Domestic sales of *TAXOL®* decreased 62% to $52 million due to generic competition. Domestic sales of *Paraplatin* increased 26% to $769 million. In 2002, *TAXOL®* sales decreased 23% to $857 million from $1,112 million in 2001 and *Paraplatin* sales increased 23% to $727 million from $592 million in 2001.
- Sales of *Sustiva*, an antiretroviral agent for the treatment of human immunodeficiency virus/acquired immunodeficiency syndrome (HIV/AIDS), increased 20%, including a 7% favorable foreign exchange impact, to $544 million in 2003 from $455 million in the prior year. International sales of *Sustiva* increased 31%, including an 18% favorable foreign exchange impact, to $210 million in 2003. *Sustiva* was acquired from DuPont Pharmaceuticals in October 2001 and recorded sales were $68 million for that year.
- *Monopril*, a second-generation angiotensin converting enzyme (ACE) inhibitor for the treatment of hypertension, had increased sales of 10%, including a 5% favorable foreign exchange impact, reaching $470 million in 2003. *Monopril* sales increased 3% to $426 million in 2002 from $413 million in 2001.
- Glucophage franchise sales increased 22% to $948 million in 2003, compared to a 67% decrease to $778 million in 2002 from $2,337 million in 2001. Glucophage IR, an oral medication for treatment of non-insulin dependent (type 2) diabetes, saw 2003 sales decrease 46% to $118 million. The decline in Glucophage IR was due to the introduction of generic metformin in the United States in early 2002. Glucophage IR sales decreased 88% to $220 million in 2002 from $1,838 million in 2001. Glucovance, an oral combination drug, and Glucophage XR (Extended Release) tablets had sales in 2003 of $424 million and $395 million, respectively, compared with sales in 2002 of $246 million and $297 million, respectively, and sales in 2001 of $269 million and $230 million, respectively.
- Sales of *Zerit*, an antiretroviral agent used in the treatment of HIV/AIDS, decreased 20%, including a 5% favorable foreign exchange impact, to $354 million in 2003, primarily as a result of decreased demand due to potential adverse side effects. *Zerit* sales decreased 14% to $443 million in 2002 from $515 million in 2001.
- Sales of *Videx/Videx* EC, an antiretroviral agent used in the treatment of HIV/AIDS, increased 2%, including an 8% favorable foreign exchange impact, to $267 million in 2003. *Videx/Videx* EC sales increased 9% to $262 million in 2002 from $240 million in 2001.
- Sales of *Serzone*, a treatment for depression, decreased 56% to $98 million in 2003 as a result of loss of exclusivity and a labeling change indicating a potential serious side effect of the product. *Serzone* sales decreased 34% to $221 million in 2002 from $334 million in 2001.

The following table sets forth a comparison of reported net sales changes and the estimated total prescription growth (for both retail and mail order customers) for certain of the Company's U.S. pharmaceutical prescription products. The estimated prescription growth amounts are based on third-party data provided by IMS Health, a supplier of market research to the pharmaceutical industry. A significant portion of the Company's domestic pharmaceutical sales is made to wholesalers. Where changes in reported net sales differ from prescription growth, this change in net sales may not reflect underlying prescriber demand.

	2003		2002		2001	
	% Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)	Restated % Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)	Restated % Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)
Pravachol	22	2	1	5	20	9
Plavix	27	29	63	35	28	35
Avapro/Avalide	24	15	16	13	33	20
Sustiva	13	17	**	16	—	N/A
Monopril	16	(16)	2	(8)	3	(1)
Glucovance	72	3	(9)	48	**	**
Glucophage XR	33	(3)	29	81	**	**
Zerit	(29)	(25)	(13)	(11)	(12)	(8)
Cefzil	14	(4)	(7)	(14)	(9)	(11)
Coumadin	1	(15)	**	(16)	—	N/A
Videx/*Videx* EC	(11)	3	15	13	22	13

** In excess of 200%.

(a) Reflects change in net sales in dollar terms, including change in average selling prices and wholesaler buying patterns.

(b) Reflects change in total prescriptions in unit terms, based on third-party data.

Earnings before minority interest and income taxes of $4,369 million in 2003 increased from $3,185 million in 2002 primarily due to increased sales, which were partially offset by increased advertising and product spending on new and existing in-line products. Earnings before minority interest and income taxes in 2002 and 2001 were $3,185 million and $1,857 million, respectively. The increase in 2002 is mainly due to lower earnings in 2001 as a result of the write-off of $2,772 million of acquired in-process research and development. Earnings in 2002 were unfavorably affected by higher sales of lower margin products, and the full year impact of generic competition on Glucophage IR, *TAXOL®* and *BuSpar* in the United States.

Oncology Therapeutics Network

In 2003, OTN sales were $2,241 million, an increase of 18% over the prior year due to volume growth and manufacturers' price changes. In 2002, sales increased 33% to $1,900 million from $1,433 million in 2001. OTN sales accounted for 11%, 10%, and 8% of the Company's net sales in 2003, 2002 and 2001, respectively.

Earnings before minority interest and income taxes of $14 million in 2003 decreased slightly from $15 million in 2002 and $16 million in 2001 due to margin erosion and investments in system infrastructure.

Nutritionals

In 2003, Nutritionals sales were $2,023 million, an increase of 11% over 2002. This increase was due to a 7% increase in volume and a 5% price increase, partially offset by a 1% decrease due to foreign exchange. International sales increased 9%, including a 2% unfavorable foreign exchange impact, to $938 million from $862 million in 2002. Domestic sales increased 13% to $1,085 million from $959 million in 2002. Worldwide children's nutritionals sales increased 10%, including a 5% unfavorable foreign exchange impact, to $421 million in 2003 from $383 million in 2002, as a result of a 29% increase in sales of *Enfagrow*, primarily throughout the Pacific region, to $156 million in 2003. Worldwide infant formula sales increased 10% to $1,284 million in 2003 (with no significant foreign exchange impact), primarily due to increased sales of *Enfamil*, the Company's largest-selling infant formula. International sales of *Enfamil* increased 5% to $239 million in 2003 from $228 million in 2002 (with no significant foreign exchange impact) and domestic sales of *Enfamil* increased 10% to $569 million in 2003 from $518 million in 2002. Mead Johnson Nutritionals (Mead Johnson) continues to be the leader in the U.S. infant formula market. In 2002, Nutritionals sales remained consistent with 2001 sales at $1.8 billion, reflecting a 2% increase due to price, offset by a 1% decrease due to volume and a 1% decrease due to foreign exchange. Worldwide infant formula sales decreased 4% to $1,172 million, primarily in the specialty infant formula business. In 2002, worldwide sales of *Enfamil* decreased 1% to $746 million from $753 million in 2001. Worldwide children's nutritional sales increased 24%, including a 2% unfavorable foreign exchange impact, to $383 million in 2002 from $308 million in 2001, as a result of a 53% increase in sales of *Enfagrow*, primarily across the Pacific region, to $121 million in 2002.

Earnings before minority interest and income taxes in the Nutritionals segment increased to $542 million in 2003 from $486 million in 2002. This increase is primarily due to increased sales of *Enfamil* in the United States. In 2002, earnings before minority interest and income taxes in the Nutritionals segment decreased to $486 million from $517 million in 2001 as a result of increased promotional spending and sales force expenses related to the *Enfamil* product line.

Other Healthcare

The Other Healthcare segment includes ConvaTec, the Medical Imaging business and Consumer Medicines in the United States and Japan.

Sales in the Other Healthcare segment increased 8% to $1,705 million in 2003 from $1,573 million in 2002. In 2003, the Other Healthcare sales increase was a result of a 2% increase due to volume, a 1% increase from changes in selling prices and a 5% increase due to foreign exchange. In 2002, sales in this segment increased 28% to $1,573 million, including $462 million of sales from Medical Imaging, which was purchased in October 2001 as part of the DuPont Pharmaceuticals acquisition. The Other Healthcare sales increase in 2002 was a result of a 25% increase due to volume, a 2% increase from changes in selling prices and a 1% favorable foreign exchange impact. Other Healthcare sales by business were as follows:

				% Change	
Dollars in Millions	2003	Restated 2002	Restated 2001	2003 to 2002	2002 to 2001
ConvaTec	$ 843	$ 734	$ 710	15%	3%
Medical Imaging	508	462	98	10%	**
Consumer Medicines	354	377	424	(6%)	(11%)
Total Other Healthcare	$1,705	$1,573	$1,232	8%	28%

** In excess of 200%.

In 2003, the increase in ConvaTec sales was due to a 13% increase, including a 9% favorable foreign exchange impact, in worldwide sales of ostomy products to $512 million and strong growth of worldwide wound care products, which increased 17%, including a 9% favorable foreign exchange impact, to $319 million. Foreign exchange in 2003 had a 9% favorable effect on sales. In 2002, the increase in ConvaTec sales was due to a 1% increase in worldwide sales of ostomy products to $453 million and strong growth of worldwide wound care products, which increased 10% to $273 million. Foreign exchange contributed 1% to the sales increase in 2002.

In 2003, the increase in Medical Imaging sales was from a 4% increase in volume, a 4% increase from changes in selling prices and a 2% increase due to foreign exchange. Worldwide sales of *Cardiolite* increased 8% to $324 million from $299 million in 2002. The Medical Imaging business was purchased in October 2001 as part of the DuPont Pharmaceuticals acquisition.

The steady decline in sales of Consumer Medicines, from $424 million in 2001 to $377 million in 2002 to $354 million in 2003, is in part due to distributors reducing inventory levels to more desirable levels. Consumption of *Excedrin* and other consumer brands remain flat.

Earnings before minority interest and income taxes in the Other Healthcare segment decreased to $408 million in 2003 from $427 million in 2002, primarily as a result of unfavorable product mix and inventory write-offs for *Excedrin* QuickTabs in the Consumer Medicines business. In 2002, earnings before minority interest and income taxes in this segment increased to $427 million from $328 million in 2001, primarily due to the strong growth in the ConvaTec business and the addition of the Medical Imaging business in October 2001.

Geographic Areas

The Company's products are available in virtually every country in the world. The largest markets are in the United States, France, Japan, Germany, Spain, Italy and Canada.

Sales in the United States increased 14% in 2003, primarily due to increased sales of Plavix, the OTN segment, the *Pravachol* franchise, Abilify (total revenue), Glucovance and *Paraplatin*. These sales increases were partially offset by the continued impact of generic competition in the United States on Glucophage IR and *TAXOL®* and the result of loss of exclusivity and a label change indicating a potential serious side effect of *Serzone*. In 2002, sales in the United States decreased 4%, primarily due to the impact of generic competition in the United States on Glucophage IR, *TAXOL®* and *BuSpar* and, to a lesser extent, the buildup in the prior period of inventory levels at those U.S. wholesalers not accounted for under the consignment model and the subsequent workdown in 2002. This decrease was partially offset by an increase in Plavix sales and the addition of the products acquired from DuPont. DuPont Pharmaceuticals' U.S. pharmaceuticals sales in 2002 were $603 million. The Company's acquisition of DuPont Pharmaceuticals was completed on October 1, 2001. For information on U.S. pharmaceuticals prescriber demand, refer to the table within "Business Segments—Pharmaceutical Segment", which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of the Company's primary care pharmaceutical products.

Sales in Europe, Middle East and Africa increased 23%, including a 16% increase from foreign exchange, as a result of sales growth of *Pravachol* in France, *TAXOL®* in France, Germany, Spain and Italy, analgesics in France, Plavix in Germany and Spain, Avapro/Avalide in Italy and *Sustiva* in Spain. The favorable impact of foreign exchange was primarily due to the euro. In 2002, sales in Europe, Middle East and Africa increased 12%, including a 4% increase from foreign exchange, as a result of the strong growth of *Pravachol* in France and the United Kingdom, Plavix in Spain, and the addition of the DuPont Pharmaceuticals products in several markets in the region. DuPont Pharmaceuticals sales in the region were $309 million in 2002.

Sales in the Other Western Hemisphere countries increased 10%, including a 5% decrease from foreign exchange, primarily due to increased sales of Plavix in Canada. The unfavorable impact of foreign exchange was primarily in Mexico, Brazil and Venezuela. In 2002, sales in Other Western Hemisphere countries decreased 6%, including an 8% decrease from foreign exchange. The unfavorable impact of foreign exchange was primarily in Brazil and Argentina. The underlying sales growth was primarily due to increased sales of Plavix in Canada and of nutritional products in Mexico.

Pacific region sales increased 12%, including a 6% increase from foreign exchange in 2003, as a result of increased sales of *TAXOL®* in Japan and increased sales of *Enfagrow* throughout the region. In 2002, sales in the Pacific region increased 12%, including a 2% decrease from foreign exchange. Products with strong growth included *TAXOL®* and *Paraplatin* in Japan and nutritional products in China and Indonesia.

Developments

In February 2004, the FDA approved the Biologics License Application (BLA) for ERBITUX, the anticancer agent that the Company is developing in partnership with ImClone. ERBITUX Injection is for use in combination with irinotecan in the treatment of patients with Epidermal Growth Factor Receptor (EGFR)-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. In accordance with the agreement, the Company paid ImClone $250 million in March 2004 as a milestone payment for the approval of ERBITUX by the FDA.

In January 2004, the Company announced that it has agreed to acquire Acordis Specialty Fibres (Acordis), a privately held company based in the United Kingdom that licenses patent rights and supplies materials to ConvaTec for its Wound Therapeutics line. The transaction is subject to regulatory approval which has not been received. If the transaction is completed, the Company expects to record an in-process research and development charge between $50 million to $70 million.

In December 2003, the Company confirmed that Mead Johnson, a wholly owned subsidiary of the Company, had reached an agreement with Novartis AG (Novartis) to sell to Novartis its Adult Nutritional business, brands, trademarks, patents and intellectual property rights for $385 million, including $20 million contingent on a product conversion and a $22 million upfront payment for a supply agreement. The transaction closed in February 2004 and a pre-tax gain of approximately $290 million is expected to be recorded in the first quarter of 2004. In 2003, Adult Nutritional products recorded sales of over $200 million.

In December 2003, the Company and Lexicon Genetics Incorporated (Lexicon) formed a broad alliance for drug discovery, development and commercialization in the neuroscience field. The alliance is designed to accelerate the discovery and development of breakthrough therapies to address significant, unmet medical needs in psychiatry and neurology. The Company made and expensed an initial payment of $36 million in 2003.

In October 2003, the Company and Corgentech Inc., a biotechnology company, entered into an agreement to jointly develop and commercialize Corgentech's E2F Decoy (edifoligide), a treatment for the prevention of vein graft failure following coronary artery bypass graft and peripheral artery bypass graft surgery. The product is currently in Phase III clinical trials and the FDA has granted fast track status for both indications. The Company made and expensed an initial payment of $45 million in 2003. Further, there are potential clinical and regulatory milestone payments of $205 million, and arrangements for profit sharing.

In August 2003, *Pravigard*™ PAC (Buffered Aspirin and Pravastatin Sodium) tablets were launched in the United States.

In July 2003, *Reyataz*, a protease inhibitor for the treatment of HIV/AIDS, was launched in the United States. On March 2, 2004, the Company received marketing approval for *Reyataz* in the EU.

In August 2003, the Company entered into a licensing and commercialization agreement with Flamel Technologies S.A. to develop and market *Basulin*, the first controlled release, unmodified human insulin to be developed as a once-daily injection for patients with type 1 or type 2 diabetes. *Basulin* is now entering Phase II clinical development. Under the agreement, the Company will lead and assume the cost of future development and manufacturing efforts for *Basulin* and will have exclusive worldwide rights to the product. The Company made and expensed an initial payment of $20 million in October 2003, with the potential for an additional $145 million in clinical and regulatory milestone payments over time, and royalty payments on product sales.

Financial Position, Liquidity and Capital Resources

Cash, cash equivalents and marketable securities totaled approximately $5.5 billion at December 31, 2003, compared with $4.0 billion at December 31, 2002. Approximately $5.4 billion of such cash, cash equivalents and marketable securities was held by the Company's foreign subsidiaries, which the Company does not expect to repatriate in the foreseeable future. In 2004, the Company expects cash generated by its U.S. operations, together with borrowings from the capital markets, to sufficiently cover cash needs for working capital, capital expenditures, and dividends in the U.S. Repatriation to the United States would require additional tax provisions not reflected in the consolidated financial statements. For a further discussion of this matter, see "Critical Accounting Policies—Income Taxes" below. Working capital increased to $4.4 billion at December 31, 2003, from $1.6 billion at December 31, 2002, primarily as a result of an increase in marketable securities, and a decrease in commercial paper outstanding, partially offset by increased accrued expenses. Cash and cash equivalents, marketable securities, the conversion of other working-capital items and borrowings are expected to fund near-term operations.

Cash and cash equivalents at December 31, 2003 primarily consisted of U.S. dollar denominated bank deposits with an original maturity of three months or less. Marketable securities at December 31, 2003 primarily consisted of U.S. dollar denominated floating rate instruments with a 'AAA/aaa' credit rating. Due to the nature of these instruments, the Company considers it reasonable to expect that their fair market values will not be significantly impacted by a change in interest rates, and that they can be liquidated for cash at short notice. The average interest yield on cash and cash equivalents was 1.2% and 1.4% at

December 31, 2003 and 2002, respectively, while interest yields on marketable securities averaged 1.3% and 1.6%, respectively.

Long-term debt at December 31, 2003, was denominated primarily in U.S. dollars but also included Japanese yen long-term debt of $293 million. Long-term debt increased to $8.5 billion at December 31, 2003 from $6.3 billion at December 31, 2002 primarily due to the $1.0 billion of fixed rate notes and $1.2 billion of floating rate convertible debentures issued in August 2003 and October 2003, respectively. The proceeds from these issuances were used to repay short-term borrowings and fund the cash needs of the U.S. operations. The convertible debentures mature in 2023, callable at par at any time on or after September 21, 2008 by the issuer, and are convertible into Company common stock at 24.2248 shares per $1,000 debenture ($41.28 per share), subject to increases up to a maximum of 38.7597 shares per $1,000 debenture based on increases in the market price of the stock above $41.28 per share, plus anti-dilution and certain other adjustments. Interest is payable quarterly at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.50%. A majority of the Company's debt is fixed rate. The Company, however, has entered into fixed to floating interest rate swaps for $5.5 billion of its long-term debt. Interest expense in 2003, 2002 and 2001 was $488 million, $410 million, and $182 million, respectively. There was no U.S. commercial paper outstanding at December 31, 2003. U.S. commercial paper outstanding at December 31, 2002 was $1,158 million with an average interest rate of 1.40%. The average interest rate for the year ended December 31, 2003 and 2002, on international short-term borrowings were 8.04% and 9.58%, respectively, and on current installments of long-term debt were 1.33% and 2.56%, respectively.

As of December 31, 2003, the Company had two revolving credit facilities, totaling $1.0 billion in aggregate, as support for its domestic commercial paper program. These facilities were established in September 2001 and August 2003, respectively, with a syndicate of lenders, and are extendable at each anniversary date with the consent of the lenders. One of the revolving credit facilities has certain financial covenants, of which the Company is in compliance with as of December 31, 2003. There were no borrowings outstanding under the revolving credit facilities at December 31, 2003 and 2002. The Company had unused short-term lines of credit with foreign banks of $363 million and $321 million at December 31, 2003 and 2002, respectively.

In July 2003, Standard & Poor's lowered its long-term credit rating on the Company from AA to AA-. In addition, Standard & Poor's affirmed its A-1+ short-term rating. In April 2003, Moody's Investors Service lowered the Company's long-term credit rating from Aa2 to A1. In March 2003, Moody's affirmed the Prime-1 short-term credit rating for the Company. On March 10, 2004, Standard & Poor's placed both long-term and short-term ratings of the Company on watch with negative implications. Moody's long-term credit rating remains on negative outlook.

Net cash provided by operating activities was approximately $3.5 billion in 2003, $0.9 billion in 2002 and $5.4 billion in 2001. The increase in 2003 is attributable to higher net earnings and income tax payments in 2002 primarily related to the gain arising from the sale of the Clairol business. Cash flow from operations also included pension contributions of $332 million, $554 million and $300 million in 2003, 2002 and 2001, respectively.

Cash provided from operations and borrowings were primarily used over the past three years to pay dividends of $6.5 billion and to repurchase 32 million shares at a cost of $1.8 billion in 2002 and 2001. The Company has also invested $2.9 billion over the past three years in capital expansion to improve plant efficiency and maintain superior research facilities.

During 2003, the Company did not purchase any of its common stock. The Company repurchased 5 million and 27 million shares of common stock at a cost of $164 million and $1,589 million in 2002 and 2001, respectively, bringing the total shares acquired since the share repurchase program's inception to 372 million shares. The share repurchase program authorizes the Company to purchase common stock from time to time in the open market or through private transactions as market conditions permit. This program is intended to reduce the increase in shares outstanding from option exercises and to obtain shares for general corporate purposes.

Employment levels of 44,000 at December 31, 2003 remained constant compared to prior-year levels.

Dividends declared per common share in each of the years 2003 and 2002 were $1.12 and in 2001 was $1.11. In December 2003, the Company declared a quarterly dividend of $.28 per common share and an indicated dividend for the full year 2004 of $1.12 per share.

The Company's financial condition and liquidity could be affected by obligations to make milestone or other one-time payments and by the outcome of pending litigations and investigations, including the challenge to the Plavix patent. For more information, see Note 3, Alliances and Investments and Note 22, Legal Proceedings and Contingencies.

Contractual Obligations

Payments due by period for the Company's contractual obligations at December 31, 2003, are as follows:

	Obligations Expiring by Period						
Dollars in Millions	Total	2004	2005	2006	2007	2008	Later Years
Short-term borrowings	$ 114	$ 114	$ —	$ —	$ —	$ —	$ —
Long-term debt(1)	8,522	13	116	2,500	—	545	5,348
Capital leases	13	—	4	2	2	1	4
Operating leases	456	98	95	77	65	46	75
Purchase obligations	528	227	187	72	30	12	—
ImClone milestone payment	250	250	—	—	—	—	—
Stand-by letters of credit	61	60	1	—	—	—	—
Other long-term liabilities	$ 1,177	342	374	303	34	30	94
Total	$11,121	$1,104	$777	$2,954	$131	$634	$5,521

(1) 2004 obligations are included in short-term borrowings on the Company's consolidated balance sheet at December 31, 2003 and all balances represent the outstanding nominal long-term debt values.

In addition to the above, the Company has committed to make potential future "milestone" payments to third-parties as part of in-licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on the Company's consolidated balance sheet.

For a discussion of contractual obligations, reference is made to Note 16, Short-Term Borrowings and Long-Term Debt, Note 18, Financial Instruments, Note 20, Leases, and Note 21, Pension and Other Postretirement Benefit Plans.

Off-Balance Sheet Arrangements

On March 5, 2002, the Company and ImClone revised their agreement, reducing the total payment to $900 million from $1.0 billion. Pursuant to this agreement, the Company paid ImClone $200 million in 2001, $140 million in 2002 and $60 million in 2003. In accordance with the agreement, the Company paid ImClone $250 million in March 2004 as a milestone payment for the approval of ERBITUX by the FDA and will pay an additional $250 million if ERBITUX is approved for use in a second tumor type. For a discussion of the Company's agreement with ImClone, see Note 3, Alliances and Investments.

Recently Issued Accounting Standards

In January 2004, the Financial Accounting Standards Board (FASB) issued Staff Position No. FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the "Act"). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. At present, detailed regulations necessary to implement the Act including how to account for the federal subsidy have not been issued. The Company has elected to defer recognizing the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued.

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), *Revenue Recognition*, which supersedes SAB 101, *Revenue Recognition in Financial Statements*. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's *Revenue Recognition in Financial Statements Frequently Asked Questions and Answers* (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, *Revenue Recognition*. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB amended Statement of Financial Accounting Standards (SFAS) No. 132, *Employer's Disclosures about Pensions and Other Post Retirement Benefits*. The amended Statement revises employer's disclosures about pension plans and other post-retirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, *Employer's Accounting for Pensions*, No. 88, *Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits*, and No. 106, *Employer's Disclosures about Post-retirements Plans Other Than Pensions*. Revisions included in the amended Statement are effective for financial statements for the fiscal years ended after December 15, 2003. The Company has provided the required disclosures (see Note 21, Pension and Other Postretirement Benefit Plans and Note 22, Legal Proceedings and Contingencies).

In December 2003, FASB revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 (as revised) apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The initial adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument within its scope as a liability. The initial adoption of this accounting pronouncement did not affect the consolidated financial statements.

In May 2003, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables*." This Issue addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. Because the Company's revenue recognition policies already conformed to the requirements of the consensus, its initial adoption did not affect the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly. Specifically, the Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform with Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) (discussed below) and amends certain other existing pronouncements. The initial adoption of this accounting pronouncement did not have a material effect on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS in No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for the year ended December 31, 2002. SFAS No. 148 did not have a material impact on the Company's consolidated financial statements as the adoption of this standard did not require the Company to change, and the Company does not plan to change, to the fair value based method of accounting for stock-based compensation.

In November 2002, the FASB issued FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

Retirement Benefits

Plan Description

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan and the principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program.

Approximately 80-85% of total Company defined benefit pension plan assets and liabilities are held in U.S. plans. The assets for the U.S. plans are held in a single trust with a common asset allocation. Unless specified otherwise, the references in this section are to total Company plans (U.S. plans together with international plans).

Benefits under the Company's defined benefit pension plans are based primarily on years of credited service and on participants' compensation. Assets under the Company's defined benefit plans consist primarily of equity and fixed-income securities. At December 31, 2003, the fair market value of plan assets for the Company's defined benefit plans increased to $4,085 million from $3,318 million at December 31, 2002. For the U.S. plans, assets were allocated 71% to equity securities (compared to 67% at the end of 2002), 23% to fixed income securities (compared to 26% at the end of 2002) and 6% to private equity and other investments (compared to 7% at the end of 2002). Bristol-Myers Squibb common stock represented less than 1% of assets for the U.S. plans at the end of 2003 and 2002.

The Company provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in the Company's comprehensive medical and group life plans. The asset allocation for these postretirement plans is identical to the asset allocation described above for the U.S. defined benefit pension plans.

Accrual Accounting and Significant Assumptions

Consistent with the requirements of SFAS No. 87, *Employers' Accounting for Pensions*, the Company accounts for pension benefits using the accrual method, recognizing pension expense before the payment of benefits to retirees. The accrual method of accounting for pension benefits necessarily requires actuarial assumptions concerning future events that will determine the amount and timing of the benefit payments.

The Company's key assumptions used in calculating its cost of pension benefits are the discount rate, the rate of compensation increase and the expected long-term rate of return on plan assets. The Company, in consultation with its actuaries, evaluates the key actuarial assumptions and other assumptions used in calculating its cost of pension benefits, such as retirement, turnover and mortality rates, based on expectations or actual experience, as appropriate, and determines such assumptions on December 31 of each year to calculate liability information as of that date and pension expense for the following year. Depending on the assumptions used, the pension expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

The assumed discount rate used by the Company for determining future pension obligations under the U.S. plans is based on indices of AA and AAA-rated corporate bonds. The indices of high quality corporate bonds selected reflect the weighted-average remaining period of benefit payments. The assumed rate of compensation increase used by the Company for determining future pension obligations reflects an estimate of the change in actual future compensation levels due to general price levels, productivity, seniority and other factors.

In 2003, net pension expense for the Company's defined benefit pension plans included in earnings before minority interest and income taxes was $136 million compared to $34 million in 2002.

The U.S. plans pension expense for 2003 was determined using a 6.75% assumed discount rate and a 3.25% assumed rate of compensation increase. The present value of benefit obligations at December 31, 2003 for the U.S. plans was determined using a 6.25% assumed discount rate. If the assumed discount rate used in determining the U.S. plans pension expense for 2003 had been reduced by 0.5%, such expense would have increased by approximately $30.4 million. If the assumed rate of compensation increase used in determining the U.S. plans pension expense for 2003 had been reduced by 0.25%, such expense would have decreased by approximately $6.8 million. If the assumed discount rate used in determining the accumulated benefit obligation at December 31, 2003 had been reduced by 0.5%, the accumulated benefit obligation would have increased by $235.6 million.

The U.S. plans pension expense for 2003 was determined using a 9% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans pension expense for 2003 had been reduced by 1%, such expense would have increased by $34 million.

Actual rates of return earned on U.S. plan assets for each of the last ten years were as follows:

Year	Return	Year	Return
2003	**25.0%**	1998	13.3%
2002	(13.4%)	1997	22.2%
2001	(6.1%)	1996	17.0%
2000	3.5%	1995	23.0%
1999	18.2%	1994	0.0%

As discussed below, GAAP provides that differences between expected and actual returns are recognized over the average future service of employees.

At December 31, 2003, the Company further lowered its assumed discount rate for U.S. plans from 6.75% to 6.25%. Its assumed rate of compensation increase was raised from 3.25% to 3.56% following a review of recent experience. Compensation is assumed to increase on a scale with different rates for different ages. The 3.56% rate disclosed at December 31, 2003 is the single rate which, if used at each age, would produce the same present value of benefit obligations. The same methodology for disclosure was used in calculating the 3.54% rate at December 31, 2001 and the 3.25% rate at December 31, 2002. The reduction in the discount rate and increase in the assumed rate of compensation increase had the effect of increasing the present value of benefit obligations and, accordingly, will have the effect of increasing pension expense for 2004. In addition, the Company revised, based upon a review of experience, its assumption for active mortality. This revision had the effect of increasing the present value of benefit obligations and, accordingly, will have the effect of increasing pension expense for 2004.

At December 31, 2002, the Company lowered its assumed discount rate for U.S. plans from 7.25% to 6.75%, to reflect a decline in yields on high quality corporate bonds, and its assumed rate of compensation decrease from 3.54% to 3.25%, to reflect expectations of lower inflation in the future and consistent with the reduction in the assumed discount rate. The reduction in the assumed discount rate increased the present value of future benefit obligations and, accordingly, had the effect of increasing U.S. plans pension expense for 2003. In contrast, the reduction in the assumed rate of compensation increase decreased the present value of benefit obligations and, accordingly, had the effect of decreasing U.S. plans pension expense for 2003. In addition, the Company revised, based on a change in its expectations of future terminations and retirements, its retirement and turnover assumptions. This revision decreased the present value of benefit obligations and 2003 pension expense.

Following many years of strong performance, the global equity market fell sharply in 2000-2002 (the S&P 500 declined by a cumulative 37.6%). This was reversed in 2003 (the S&P 500 rose by 28.7%). The Company reduced the expected rate of return on U.S. plan assets at December 31, 2002 from 10% to 9% and maintained the 9% throughout 2003 and into 2004.

The Company expects that the net pension expense for its defined benefit pension plans included in earnings before minority interest and income taxes will be approximately $120 million higher in 2004 than the $136 million in 2003, reflecting, among other things, the decrease in the assumed discount rate, the increase in the assumed rate of compensation increase and a decrease in the market-related value of the assets in the Company's defined benefit pension plans. The rise in the global equity markets in 2003 has improved the funded status of the plans after three difficult years in 2000-2002. Since investment gains and losses are recognized in market-related value of assets over a period of years, however, the negative impact of the 2000-2002 period will be felt in 2004 and following, putting upward pressure on pension expense.

The Company has used the same assumed discount rates and expected long-term rates of return on plan assets in calculating its cost of pension benefits and its cost of other postretirement benefits except in the case of the discount rate at December 31, 2003. A rate of 6.25% was used for pension benefits versus 6.00% for other postretirement benefits to reflect the shorter duration of the other postretirement liabilities.

U.S. health care costs for the retiree population are assumed to increase 10.0% in 2004 and then trend down to an expected increase of 4.5% per year by 2010. If actual costs are higher than those assumed, this will likely put significant upward pressure on the Company's expense for retiree health care.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Following the guidance in FASB Staff Position FAS 106-1, the Company has elected to defer recognition of the effect of the Act, so the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect the effect of the Act on the Plan. Specific authoritative guidance on the accounting for the federal subsidy is pending from the FASB and guidance, when issued, could require a change to previously reported information.

Delayed Recognition of Actuarial Gains and Losses

At December 31, 2003 and 2002, unrecognized net actuarial losses for the Company's defined benefit plans were $1,676 million and $1,657 million, respectively, based on the fair market value of plan assets. These unrecognized net actuarial losses reflect in part a decline in the fair market value of plan assets and a reduction of the weighted-average discount rate in 2003 and 2002.

SFAS No. 87 provides for delayed recognition of actuarial gains and losses, including amounts arising from changes in the estimated plan benefit obligations due to changes in the assumed discount rate, differences between the actual and expected returns on plan assets, and other assumption changes. SFAS No. 87 requires that unrecognized net actuarial gain or loss, determined based on the market-related value of plan assets (which differs from fair market value and is a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years), be amortized in pension income or expense for the year to the extent that such unrecognized net actuarial loss or gain exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets at the beginning of the year. These net gains and losses are recognized as pension income or expense prospectively over a period that approximates the average remaining service period of active employees expected to receive benefits under the plans (approximately 10 years) to the extent that they are not offset by losses and gains in subsequent years.

At December 31, 2002, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $994 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $577 million. At December 31, 2003, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $1,717 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $1,241 million. Unless offset by future unrecognized gains from higher discount rates or higher than expected returns on plan assets, amortization of this $1,241 million unrecognized loss is expected to increase pension expense for each of the following ten years by approximately $124 million per year, which amount is reflected in the higher expense expected in 2004.

In the event the fair market value of pension plan assets of a particular plan is less than the accumulated benefit obligation for such plan at year-end, GAAP may require an additional minimum liability and, in such circumstances, a reduction in stockholders' equity or an establishment of an intangible asset. At December 31, 2003, fair market value of the Company's defined benefit pension plan assets was $4,085 million and the related accumulated benefit obligation was $4,154 million. The Company recognized an additional minimum liability of $53 million (cumulative $203 million) at December 31, 2003, which was offset by the $53 million charge in other comprehensive income included in stockholders' equity. At December 31, 2002, fair market value of the Company's defined benefit pension plan assets was $3,318 million, and the related accumulated benefit obligation was $3,604 million. The Company recognized an additional minimum liability of $142 million (cumulative $150 million) at December 31, 2002, which was offset by the creation of a $10 million intangible asset and $132 million charge in other comprehensive income included in stockholders' equity.

Plan Funding

The Company's funding policy for defined benefit plans is to contribute amounts to provide for current service and to fund past service liability. The Company contributed to the defined benefit plans $332 million and $554 million in 2003 and 2002, respectively.

Critical Accounting Policies

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's critical accounting policies are those that are both most important to the Company's financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

The Company believes that the following represent its critical accounting policies. For a summary of all of the Company's significant accounting policies, including the critical accounting policies discussed below, see Note 1, Accounting Policies. Management and the Company's independent accountants have discussed the Company's critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition

The Company's accounting policy for revenue recognition has a substantial impact on its reported results and relies on certain estimates that require the most difficult, subjective and complex judgments on the part of management. The Company recognizes revenue for sales when substantially all the risks and rewards of ownership have transferred to the customer, except in the case of certain transactions with its U.S. pharmaceuticals wholesalers, which are accounted for using the consignment model. Under GAAP, revenue is recognized when substantially all the risks and rewards of ownership have transferred. In the case of sales made to wholesalers (i) as a result of incentives, (ii) in excess of the wholesaler's ordinary course of business inventory level, (iii) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (iv) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue (net of discounts, rebates, sales allowances and accruals for returns, all of which involve significant estimates and judgments) when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a FIFO basis.

The Company's estimates of inventory at the wholesalers and deferred revenue on consigned inventory are based on the projected prescription demand-based sales for its products, as well as the Company's analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The Company's estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations.

Acquired In-Process Research and Development

The fair value of in-process research and development acquired in a business combination is determined by independent appraisal based on the present value of each research project's projected cash flows. An income approach is utilized that is consistent with guidance in the practice aid issued by the American Institute of Certified Public Accountants entitled, *Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries.* Future cash flows are predominately based on the net income forecast of each project consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill is evaluated at least annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Such intangible assets are deemed to be impaired if their net book value exceeds their estimated fair value.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about the Company's businesses and their prospects, or changes in market conditions, could result in an impairment charge.

Equity Investments

The Company reviews its equity investments for impairment based on its determination of whether the decline in market value of the investment below the Company's carrying value is other than temporary. In making this determination, the Company considers Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, which sets forth factors to be evaluated in determining whether a loss in value should be recognized, including the Company's ability to hold its investment, the market price and market price fluctuations of the investment's publicly traded shares and inability of the investee to sustain an earnings capacity, which would justify the carrying amount of the investment. The Company's investment in ImClone is subject to this accounting. See Note 3, Alliances and Investments for a discussion of the Company's investment in ImClone.

Retirement Benefits

The Company's pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, *Employers' Accounting for Pensions*, and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. The Company considers accounting for retirement plans critical because management is required to make significant subjective judgments about a number of actuarial assumptions, including discount rates, salary growth, long-term return on plan assets, retirement, turnover, health care cost trend rates and mortality rates. Depending on the assumptions and estimates used, the pension and postretirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding. For a detailed discussion of the Company's retirement benefits, see "Retirement Benefits" above and Note 21, Pension and Other Postretirement Benefit Plans.

Restructuring

To downsize and streamline operations and rationalize manufacturing facilities, the Company has periodically recorded restructuring charges. As a result, the Company has made estimates and judgments regarding its future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. Actual results could vary from these estimates resulting in an adjustment to earnings.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including government investigations, shareholders suits, product liability, environmental liability and tax matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. For a discussion of contingencies, see Note 9, Income Taxes and Note 22, Legal Proceedings and Contingencies.

Income Taxes

As of December 31, 2003, taxes were not provided on approximately $12.6 billion of undistributed earnings of foreign subsidiaries, as the Company has invested or expects to invest the undistributed earnings indefinitely. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

In addition, the Company has operations in tax jurisdictions located in most areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary from these estimates.

OUTLOOK FOR 2004

The Company expects to have both growth opportunities and exclusivity challenges over the next several years. For 2004, it estimates reductions of net sales in the range of $1.2 to $1.3 billion from the 2003 levels for products which have lost or will lose exclusivity protections in 2003 or 2004, specifically the metformin franchise in the United States, *TAXOL®* in Europe, *Monopril* in the United States and Canada, pravastatin in certain countries in Europe, *Paraplatin* in the United States and *Serzone* in the United States. Sales rose in 2003, resulting in a higher base, and generic competition did not develop in 2003 as expected, thereby increasing the expected level of exclusivity losses in 2004. In addition, the impact of exclusivity losses for *Paraplatin* anticipated to occur primarily in 2005 will be accelerated into 2004 if an anticipated six-month extension of exclusivity protection based on pediatric studies is not obtained by April 2004. The amounts of sales reductions from exclusivity losses, their realization in particular periods and the eventual levels of remaining sales revenues are uncertain and dependent on the levels of sales at the time exclusivity protection ends, the timing and degree of development of generic competition (speed of approvals, market entry and impact) and other factors. Subject to these uncertainties, the Company estimates that there will be incremental exclusivity losses as measured against the net sales levels at the time exclusivity will be lost, of between $1 billion and $1.3 billion in each of the years 2005, 2006 and 2007.

The Company believes this revenue loss will be more or less offset by growth of revenues resulting from growth of the Company's in-line products, including Plavix, Avapro/Avalide and *Sustiva*, the growth of recently launched exclusive products, Abilify and *Reyataz*, the growth of the recently FDA approved product ERBITUX, and by the introduction of late-stage pipeline products such as abatacept, entecavir and muraglitazar that may be approved within the next thirty-six months and begin to contribute significantly by 2007. Additionally, OTN sales growth is expected to continue. This belief is subject to competitive factors including those relating to *Pravachol* and to any adverse determination that may occur with respect to the Plavix patent litigation. See "Business—Competition" and Note 22, Legal Proceedings and Contingencies. In addition, there can be no assurance as to when or if the Company will obtain the required regulatory approvals for its late-stage pipeline products. The Company expects the resulting product mix to pressure Company margins because the products losing exclusivity protection carry higher margins than products expected to grow sales.

Pravachol, a statin for cholesterol, is the Company's largest product by net sales. While the product is beginning to lose exclusivity in some markets, between now and its loss of U.S. exclusivity in 2006, its expected rate of decline in market share could be accelerated by recent clinical studies.

The Company has historically reviewed and will continue to review its cost base. Decisions that may be taken as a result of these reviews may result in restructuring or other charges later this year or in future periods. At the same time, the Company expects to invest behind in-line products and in its research and development pipeline, particularly late-stage products, as reflected in earnings guidance. External development and licensing will remain important elements of the Company's strategy, but the potential cost and impact of any transactions that may be entered into in the future are not built into the Company's plans or guidance with respect to 2004 earnings.

The Company and its subsidiaries are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time reasonably to assess the final outcome of these investigations or litigations. Management continues to believe, as previously disclosed, that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the Company is reasonably likely to be material to the Company's results of operations and cash flows, and may be material to its financial condition and liquidity. For additional discussion of this matter, see Note 22, Legal Proceedings and Contingencies.

The Company's expectations for future sales growth described above include substantial expected increases in sales of Plavix, which had net sales of approximately $2.5 billion in 2003. The composition of matter patent for Plavix, which expires in 2011, is currently the subject of litigation in the United States. Similar proceedings involving Plavix also have been instituted outside the United States. The Company continues to believe that the patent is valid and that it is infringed, and with its alliance partner and patent-holder Sanofi, is vigorously pursuing these cases. It is not possible at this time reasonably to assess the outcome of these litigations, or if there were an adverse determination in these litigations, the timing of potential generic competition for Plavix. However, if generic competition were to occur, the Company believes it is very unlikely to occur before sometime in 2005. Loss of market exclusivity for Plavix and the subsequent development of generic competition would be material to the Company's sales of Plavix and results of operations and cash flows and could be material to its financial condition and liquidity.

Actual results may differ materially from the experience described above. Some of the factors that could affect these expectations are described under "Cautionary Factors That May Affect Future Results" below.

Cautionary Factors That May Affect Future Results

This annual report and other written and oral statements the Company makes from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, the Company's goals, plans and projections regarding its financial position, results of operations, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings, and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years.

Although it is not possible to predict or identify all factors, they may include but are not limited to the following:

- New government laws and regulations, such as (i) health care reform initiatives in the United States at the state and federal level and in other countries; (ii) changes in the FDA and foreign regulatory approval processes that may cause delays in approving, or preventing the approval of, new products; (iii) tax changes such as the phasing out of tax benefits heretofore available in the United States and certain foreign countries; (iv) new laws, regulations and judicial decisions affecting pricing or marketing within or across jurisdictions; and (v) changes in intellectual property law.
- Competitive factors, such as (i) new products developed by competitors that have lower prices or superior performance features or that are otherwise competitive with Bristol-Myers Squibb's current products; (ii) generic competition as the Company's products mature and patents expire on products; (iii) technological advances and patents attained by competitors; (iv) problems with licensors, suppliers and distributors; and (v) business combinations among the Company's competitors or major customers.
- Difficulties and delays inherent in product development, manufacturing and sale, such as (i) products that may appear promising in development but fail to reach market for any number of reasons, including efficacy or safety concerns, the inability to obtain necessary regulatory approvals and the difficulty or excessive cost to manufacture; (ii) failure of any of our products to achieve or maintain commercial viability; (iii) seizure or recall of products; (iv) the failure to obtain, the imposition of limitations on the use of, or loss of patent and other intellectual property rights; (v) failure of the Company or any of its vendors or suppliers to comply with Current Good Manufacturing Practices and other application regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; and (vi) other manufacturing or distribution problems.
- Legal difficulties, including lawsuits, claims, proceedings and investigations, any of which can preclude or delay commercialization of products or adversely affect operations, profitability, liquidity or financial condition, including (i) intellectual property disputes; (ii) adverse decisions in litigation, including product liability and commercial cases; (iii) the inability to obtain adequate insurance with respect to this type of liability; (iv) recalls of pharmaceutical products or forced closings of manufacturing plants; (v) government investigations including those relating to wholesaler inventory, financial restatement and product pricing and promotion; (vi) claims asserting violations of securities, antitrust, federal and state pricing and other laws; (vii) environmental matters; and (viii) tax liabilities. There can be no assurance that there will not be an increase in scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material.
- Increasing pricing pressures worldwide, including rules and practices of managed care groups and institutional and governmental purchasers, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement and pricing in general.
- Fluctuations in buying patterns and inventory levels of major distributors, retail chains and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions (including the effect of incentives offered), the Company's wholesaler inventory management policies (including the workdown or other changes in wholesaler inventory levels) or other factors.
- Greater than expected costs and other difficulties, including unanticipated effects and difficulties of acquisitions, dispositions and other events, including obtaining regulatory approvals in connection with evolving business strategies, legal defense costs, insurance expense, settlement costs and the risk of an adverse decision related to litigation.
- Changes to advertising and promotional spending and other categories of spending that may affect sales.
- Changes in product mix that may affect margins.
- Changes in the Company's structure, operations, revenues, costs, staffing or efficiency resulting from acquisitions, divestitures, mergers, alliances, restructurings or other strategic initiatives.
- Economic factors over which the Company has no control such as changes of business and economic conditions including, but not limited to, changes in interest rates and fluctuation of foreign currency exchange rates.
- Changes in business, political and economic conditions due to political or social instability, military or armed conflict, nationalization of assets, debt or payment moratoriums, other restrictions on commerce, and actual or threatened terrorist attacks in the United States or other parts of the world and related military action.
- Changes in accounting standards promulgated by the FASB, the SEC or the AICPA, which may require adjustments to financial statements.
- Capacity, efficiency, reliability, security, and potential breakdown, invasion, destruction or interruption of information systems.
- Reliance of the Company on vendors, partners and other third parties to meet their contractual, regulatory and other obligations in relation to their arrangements with the Company.
- Results of clinical studies relating to the Company's or a competitor's products.

Although the Company believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. To reduce that risk, the Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure. These instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for speculative purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged. Any ineffective portion of hedges is reported in earnings as it occurs.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Japanese yen, Canadian dollar, and Mexican peso.

The table below summarizes the Company's outstanding foreign exchange contracts as of December 31, 2003. The fair value of all foreign exchange contracts is based on year-end currency rates (and the Black-Scholes model in the case of option contracts). The fair value of option contracts and forward contracts should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to adverse fluctuations in foreign currency exchange rates.

Dollars in Millions, Except Currency Rates	Weighted Average Strike Price	Notional Amount	Fair Value	Maturity
Foreign Exchange Forwards:				
Australian Dollar	0.64	$ 157	$ (22)	2004/2005
Brazilian Real	3.31	12	(1)	2004
British Pound	1.67	158	(8)	2004
Canadian Dollar	1.44	277	(28)	2004/2005
Euro	1.14	2,058	(200)	2004/2005
Japanese Yen	111.82	(285)	5	2004
South African Rand	8.30	14	(3)	2004
Swedish Krona	8.03	53	(6)	2004
Swiss Franc	1.28	44	(2)	2004
Total Contracts		$2,488	($265)	

At December 31, 2002, the Company held option contracts with an aggregate notional amount and fair value of $754 million and $12 million, respectively. These contracts granted the right to sell euros, Canadian and Australian dollars. The Company also held forward contracts with an aggregate notional amount of $1,021 million and fair value was a liability of $37 million. These contracts primarily related to exposures in the euro.

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used include interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2003 and 2002, the Company executed several fixed to floating interest rate swaps to convert $5.5 billion of the Company's fixed rate debt to be paid in 2006, 2008, 2011 and 2013 to variable rate debt. For the year ended December 31, 2003, the Company recognized a net reduction in interest expense of $116 million that reflects the benefit of the lower floating rate obtained in the swap agreement. SFAS No. 133 requires the revaluation, at fair value, of the swap contracts as well as the underlying debt being hedged. As such, the swap contracts and the underlying debt have been revalued resulting in an increase in the current assets and long-term debt of $40 million. Swap contracts are generally held to maturity and are not used for speculative purposes. The following table summarizes the interest rate swaps outstanding as of December 31, 2003:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Maturity	Fair Value
Interest Rate Contracts				
Swaps associated with 4.75% Notes due 2006	$2,000	1 month U.S.$ LIBOR +1.04%	2006	$54
Swaps associated with 4.00% Notes due 2008	400	1 month U.S.$ LIBOR +0.35%	2008	1
Swaps associated with 5.75% Notes due 2011	2,500	1 month U.S.$ LIBOR +1.50%	2011	(23)
Swaps associated with 5.25% Notes due 2013	600	1 month U.S.$ LIBOR +0.42%	2013	8
	$5,500			$40

The following table summarizes the interest rate swaps outstanding as of December 31, 2002:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Maturity	Fair Value
Interest Rate Contracts				
Swaps associated with 4.75% Notes due 2006	$1,500	1 month U.S.$ LIBOR +0.54%	2006	$ 83
Swaps associated with 5.75% Notes due 2011	1,500	1 month U.S.$ LIBOR +1.31%	2011	50
	$3,000			$133

It is estimated that a 10% change in interest rate structure would not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The Company also has outstanding several interest rate and foreign currency swaps related to Japanese yen notes due through 2005. The aggregate fair value of these instruments as of December 31, 2003 and 2002 was $0.2 million and $1 million, respectively.

The Company had $8,522 million and $6,261 million of long-term debt outstanding at December 31, 2003 and 2002, respectively. See Note 16, Short-Term Borrowings and Long-Term Debt and Note 18, Financial Instruments for additional information.

The Company maintains cash, cash equivalents and marketable securities with various financial institutions, in order to limit exposure to any one financial institution. These financial institutions are headquartered primarily in North America and Europe.

CONSOLIDATED STATEMENT OF EARNINGS

Dollars in Millions, Except per Share Data	2003	Restated 2002	Restated 2001
	Year Ended December 31,		
EARNINGS			
Net Sales	**$20,894**	$18,106	$18,044
Cost of products sold	**7,592**	6,532	5,515
Marketing, selling and administrative	**4,660**	4,124	4,058
Advertising and product promotion	**1,416**	1,143	1,201
Research and development	**2,279**	2,206	2,157
Acquired in-process research and development	—	169	2,772
Provision for restructuring and other items	**26**	14	456
Litigation charges, net	**199**	659	77
Gain on sales of businesses/product lines	—	(30)	(475)
Asset impairment charge for investment in ImClone	—	379	—
Equity in net income from affiliates	**(151)**	(80)	(78)
Other expense, net	**179**	229	98
Total expenses	**16,200**	15,345	15,781
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**4,694**	2,761	2,263
Provision for income taxes	**1,215**	391	213
Minority interest, net of taxes	**373**	303	179
Earnings from Continuing Operations	**3,106**	2,067	1,871
Discontinued Operations			
Net earnings	—	32	226
Net gain on disposal	—	38	2,565
	—	70	2,791
Net Earnings	**$ 3,106**	$ 2,137	$ 4,662
Earnings per Common Share			
Basic			
Earnings from Continuing Operations	**$1.60**	$1.07	$ .96
Discontinued Operations			
Net earnings	—	.02	.12
Net gain on disposal	—	.02	1.32
	—	.04	1.44
Net Earnings	**$1.60**	$1.11	$2.40
Diluted			
Earnings from Continuing Operations	**$1.59**	$1.06	$.95
Discontinued Operations			
Net earnings	—	.02	.11
Net gain on disposal	—	.02	1.31
	—	.04	1.42
Net Earnings	**$1.59**	$1.10	$2.37
Average Common Shares Outstanding			
Basic	**1,937**	1,936	1,940
Diluted	**1,950**	1,942	1,965
Dividends declared per common share	**$1.12**	$1.12	$1.11

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND RETAINED EARNINGS

Dollars in Millions	2003	Restated 2002	Restated 2001
COMPREHENSIVE INCOME			
Net Earnings	**$ 3,106**	$ 2,137	$ 4,662
Other Comprehensive Income:			
Foreign currency translation, net of tax benefit of $25 in 2003, $53 in 2002 and $40 in 2001	**233**	161	160
Deferred (losses) on derivatives qualifying as hedges, net of tax benefit of $65 in 2003, $19 in 2002 and $37 in 2001	**(171)**	(25)	(62)
Minimum pension liability adjustment, net of tax benefit of $17 in 2003, $43 in 2002 and $3 in 2001	**(36)**	(89)	(5)
Available for sale securities, net of taxes of $13 in 2003	**23**	1	—
Total Other Comprehensive Income	**49**	48	93
Comprehensive Income	**$3,155**	$2,185	$4,755
RETAINED EARNINGS			
Retained Earnings, January 1	**$18,503**	$18,530	$16,166
Net earnings	**3,106**	2,137	4,662
	21,609	20,667	20,828
Cash dividends declared	**(2,170)**	(2,168)	(2,142)
Zimmer common stock dividend	**—**	4	(156)
Retained Earnings, December 31	**$19,439**	$18,503	$18,530

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

Dollars in Millions	December 31, 2003	Restated 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,444	$ 2,367
Marketable securities	3,013	1,622
Receivables, net of allowances of $154 and $129	3,646	2,968
Inventories, including consignment inventory	1,601	1,608
Deferred income taxes, net of valuation allowances	864	1,013
Prepaid expenses	350	482
Total Current Assets	11,918	10,060
Property, plant and equipment, net	5,712	5,334
Goodwill	4,836	4,836
Other intangible assets, net	1,732	1,904
Deferred income taxes, net of valuation allowances	1,234	1,097
Other assets	2,039	1,791
Total Assets	$27,471	$25,022
LIABILITIES		
Current Liabilities:		
Short-term borrowings	$ 127	$ 1,379
Accounts payable	1,893	1,551
Accrued expenses	2,967	2,537
Accrued rebates and returns	950	883
U.S. and foreign income taxes payable	707	525
Dividends payable	543	542
Accrued litigation liabilities	267	600
Deferred revenue on consigned inventory	76	470
Total Current Liabilities	7,530	8,487
Other liabilities	1,633	1,518
Long-term debt	8,522	6,261
Total Liabilities	17,685	16,266
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, $2 convertible series: Authorized 10 million shares; issued and outstanding 8,039 in 2003 and 8,308 in 2002, liquidation value of $50 per share	—	—
Common stock, par value of $.10 per share: Authorized 4.5 billion shares; 2,201,012,432 issued in 2003 and 2,200,823,544 in 2002	220	220
Capital in excess of par value of stock	2,477	2,491
Restricted stock	(55)	(52)
Other accumulated comprehensive loss	(855)	(904)
Retained earnings	19,439	18,503
	21,226	20,258
Less cost of treasury stock — 261,029,539 common shares in 2003 and 263,994,580 in 2002	11,440	11,502
Total Stockholders' Equity	9,786	8,756
Total Liabilities and Stockholders' Equity	$27,471	$25,022

The accompanying notes are an integral part of these financial statements.

Dollars in Millions	2003	Restated 2002	Restated 2001
	Year Ended December 31,		
Cash Flows From Operating Activities:			
Net earnings	$3,106	$2,137	$4,662
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	491	427	481
Amortization	298	308	247
Provisions for deferred income taxes	249	(471)	(1,376)
Acquired in-process research and development	—	160	2,744
Litigation charges	278	669	77
Asset impairment charge for investment in ImClone	—	379	—
Provision for restructuring and other items	29	68	608
Gain on sales of businesses/product lines (including discontinued operations)	—	(95)	(4,750)
Loss (Gain) on disposal of property, plant and equipment	(3)	19	11
Equity in net income of affiliates	(151)	(80)	(78)
Impairment charges and asset write-offs	26	59	9
Litigation settlement payments	(604)	—	—
Minority interest, net of distributions and taxes	(3)	61	(44)
Pension contributions	(332)	(554)	(300)
Changes in operating assets and liabilities:			
Receivables	(554)	1,097	(269)
Inventories	127	200	(118)
Prepaid expenses	50	13	(95)
Other assets	324	698	135
Deferred revenue on consigned inventory	(394)	(1,556)	1,118
Accounts payable	287	83	(131)
Accrued expenses	207	(457)	(199)
U.S. and foreign income taxes payable	147	(2,386)	2,142
Other liabilities	(66)	166	498
Net Cash Provided by Operating Activities	3,512	945	5,372
Cash Flows From Investing Activities:			
Proceeds from sales and maturities of marketable securities	22,448	13,083	3,395
Purchases of marketable securities	(23,833)	(13,604)	(4,209)
Additions to property, plant and equipment and capitalized software	(937)	(1,075)	(1,180)
Proceeds from disposal of property, plant and equipment	59	27	41
Proceeds from sales of businesses/product lines	—	115	537
Proceeds from sale of Clairol	—	45	4,965
Purchase of DuPont Pharmaceuticals	—	29	(7,774)
Clairol and DuPont Pharmaceuticals divestiture and acquisition costs	(18)	(410)	(148)
Investment in other companies	(85)	(133)	(1,207)
Purchases of trademarks, patents and licenses	(53)	(107)	(105)
Net Cash Used in Investing Activities	(2,419)	(2,030)	(5,685)
Cash Flows From Financing Activities:			
Short-term borrowings net of repayments	(1,210)	1,080	392
Long-term debt borrowings	2,286	6	4,854
Long-term debt repayments	(3)	(9)	(3)
Issuances of common stock under stock plans	44	138	251
Purchases of treasury stock	—	(164)	(1,589)
Dividends paid	(2,169)	(2,168)	(2,137)
Net Cash (Used in) Provided by Financing Activities	(1,052)	(1,117)	1,768
Effect of exchange rates on cash	36	17	12
Increase (Decrease) in Cash and Cash Equivalents	77	(2,185)	1,467
Cash and Cash Equivalents at Beginning of Year	2,367	4,552	3,085
Cash and Cash Equivalents at End of Year	$2,444	$2,367	$4,552

The accompanying notes are an integral part of these financial statements.

NOTE 1
ACCOUNTING POLICIES

Throughout these notes to consolidated financial statements, certain prior periods and prior period comparisons reflect the balances and amounts on a restated basis. For information on the restatement, see Note 2, Restatement of Previously Issued Financial Statements For Years Ended December 31, 2002 and 2001.

Basis of Consolidation

The consolidated financial statements include the accounts of Bristol-Myers Squibb Company (BMS, the Company or Bristol-Myers Squibb) and all of its controlled majority owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation, including the reclassification of amounts relating to equity in net income of affiliates, which were formerly netted in minority interest, net of taxes and are now presented on a separate line in the consolidated statement of earnings (see also "Investments" below).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of intangible assets, restructuring charges and accruals, sales rebate and return accruals, legal contingencies and tax assets and tax liabilities, as well as in estimates used in applying the revenue recognition policy and accounting for retirement and postretirement benefits (including the actuarial assumptions). Actual results could differ from estimated results.

Revenue Recognition

The Company recognizes revenue when substantially all the risks and rewards of ownership have transferred to the customer. In the case of certain sales made by the Nutritionals and Other Healthcare segments and certain non-U.S. businesses within the Pharmaceuticals segment, revenue is recognized on the date of receipt by the purchaser. Revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additionally, provisions are made at the time of sale for all discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances, as appropriate. Such provisions are recorded as a reduction of revenue.

In the case of sales made to wholesalers (i) as a result of incentives, (ii) in excess of the wholesaler's ordinary course of business inventory level, (iii) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (iv) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and, accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesaler as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in-first-out (FIFO) basis.

The Company's estimates of inventory at the wholesalers and deferred revenue on consigned inventory are based on the projected prescription demand-based sales for its products, as well as the Company's analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The Company's estimates are subject to inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflect other limitations.

Sales Rebate and Return Accruals

Medicaid rebate accruals were $234 million and $220 million at December 31, 2003 and 2002, respectively, and managed healthcare rebate accruals were $226 million and $212 million at December 31, 2003 and 2002, respectively. These and other rebate accruals were established in the same period the related revenue was recognized resulting in a reduction to sales and the establishment of a liability, which is included in accrued liabilities. An accrual is recorded based on an estimate of the proportion of recorded revenue that will result in a rebate or return. Prime vendor charge-back accruals, established in a similar manner, are recorded as a reduction to accounts receivable and were $94 million and $126 million at December 31, 2003 and 2002, respectively.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company does not record a provision for income taxes on undistributed earnings of foreign subsidiaries, which it does not expect to repatriate in the foreseeable future.

The Company establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known.

Cash and Cash Equivalents

Cash equivalents are primarily highly liquid investments with original maturities of three months or less at the time of purchase, and are recorded at cost, which approximates fair value.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company determined the appropriate classification of all marketable securities was "available-for-sale" at the time of purchase. As such, at December 31, 2003 and 2002, all of the Company's investments in marketable securities were reported at fair value. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The Company follows its investment managers' method of determining the cost basis in computing realized gains and losses on the sale of its available-for-sale securities, which is the average cost method. Realized gains and losses are included in other income (expense).

Marketable securities are classified as available for sale and are recorded at cost, which approximates fair value.

Inventory Valuation

Inventories are generally stated at average cost, not in excess of market.

Capital Assets and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are 50 years for buildings and 3 to 40 years for machinery, equipment and fixtures. The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets.* The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements of the Company. SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a segment of a business. Pursuant to SFAS No. 144, the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software, which ranges from four to 10 years. Costs to obtain software for projects that are not significant are expensed as incurred. Capitalized software, net of accumulated amortization, included in other assets, was $407 million and $363 million, at December 31, 2003 and 2002, respectively.

Investments

In January 2003, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46 or Interpretation), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties; such entities are known as variable interest entities (VIEs). The FASB issued a revision to FIN 46 (FIN 46-R) in December 2003. FIN 46-R is effective for the interim period ending March 31, 2004 for all new or existing VIEs. The adoption of FIN 46 had no effect on the Company's financial statements.

If an entity does not meet the definition of a VIE under FIN 46, the Company accounts for the entity under the provisions of Accounting Principles Board (APB) Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* which requires that the Company consolidates all majority (more than 50%) owned subsidiaries where it has the ability to exercise control. The Company accounts for 50% or less owned companies over which it has the ability to exercise significant influence using the equity method of accounting. The Company's share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statement of earnings. The Company periodically reviews these equity investments for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. During 2002, the Company recorded an asset impairment charge of $379 million for an other-than-temporary decline in the market value of ImClone Systems Incorporated (ImClone).

Long-term investments in securities, which comprise marketable equity securities and securities and investments for which market values are not readily available, are included in other assets. Marketable equity securities are classified as available-for-sale and reported at fair value. Fair value is based on quoted market prices as of the end of the reporting period. Securities and investments for which market values are not readily available are carried at cost. Unrealized gains and losses are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity until sold. At the time of sale, any gains or losses are calculated by the specific identification method and recognized in other (income)/expense. Losses are also recognized in income when a decline in market value is deemed to be other-than-temporary.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, with certain provisions adopted as of July 1, 2001 with respect to amortization of goodwill arising from acquisitions made after June 30, 2001. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests. In connection with this accounting change, the goodwill resulting from the Company's acquisition of the DuPont Pharmaceuticals business (DuPont Pharmaceuticals) and investment in ImClone is not amortized.

The goodwill arising from business acquisitions prior to July 1, 2001 was amortized on a straight-line basis over periods ranging from 15 to 40 years. This goodwill is not amortized effective January 1, 2002. In 2001, goodwill amortization expense was $75 million.

In accordance with SFAS No. 142, goodwill is tested for impairment upon adoption of the new standard and annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The Company has completed its goodwill impairment assessment, which indicated no impairment of goodwill.

Other intangible assets, consisting of patents, trademarks, technology and licenses, are amortized on a straight-line basis over their useful lives, ranging from 3 to 17 years. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Such intangible assets are deemed to be impaired if their net book value exceeds their estimated fair value. All other intangible assets are evaluated for impairment in accordance with SFAS No. 144 as described under "Impairment of Long-Lived Assets" above.

Product Liability

Accruals for product liability are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Receivables for related insurance or other third-party recoveries for product liabilities are recorded, on an undiscounted basis, when it is probable that a recovery will be realized and classified as a reduction of litigation charges in the consolidated statement of earnings.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, product liability, environmental liability and tax matters. In accordance with SFAS No. 5, *Accounting for*

Contingencies, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. For a discussion of contingencies, reference is made to Note 9, Income Taxes and Note 22, Legal Proceedings and Contingencies.

Derivative Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for speculative purposes.

The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are subsequently recognized in the consolidated statement of earnings when the hedged item affects earnings; cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized as a charge or credit to earnings.

The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company immediately recognizes the gain or loss on the designated hedging financial instruments in the consolidated statement of earnings.

Shipping and Handling Costs

The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs are included in marketing, selling and administrative expenses and for 2003, 2002 and 2001 were $258 million, $248 million and $258 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $448 million, $393 million and $401 million in 2003, 2002 and 2001, respectively.

Milestone Payments

The Company from time to time will enter into strategic alliances with third parties, which give the Company rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by such third parties. As a result of these alliances, the Company may be obligated to make payments to alliance partners contingent upon the achievement of certain predetermined criteria. For milestones achieved prior to marketing approval of the product, such payments are expensed as research and development. After product approval, any additional milestones are capitalized and amortized to cost of products sold over the remaining useful life of the asset. All capitalized milestone payments are tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Acquired In-Process Research and Development

The fair value of in-process research and development acquired in a business combination is determined by independent appraisal and based on the present value of each research project's projected cash flows. An income approach is utilized that is consistent with guidance in the practice aid issued by the American Institute of Certified Public Accountants (AICPA) entitled *Assets Acquired in Business Combinations to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries.* Future cash flows are predominately based on the net income forecast of each project consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital. Other acquired in-process research and development is expensed as incurred when the underlying product has not received regulatory approval and does not have any future alternative use. In addition, costs that are nonrefundable, related to the acquisition or licensing of products that have not yet received regulatory approval to be marketed and that have no alternative future use are charged to earnings as incurred.

Earnings Per Share

Basic earnings per common share are computed using the weighted-average number of shares outstanding during the year. Diluted earnings per common share are computed using the weighted-average number of shares outstanding during the year plus the incremental shares outstanding assuming the exercise of dilutive stock options and convertible instruments.

Stock Compensation Plans

The Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its stock-based compensation plans. The Company does not recognize compensation expense for stock options granted under the plans as the exercise price of the option on the date of grant is equal to the fair market value as of that date. For grants of restricted stock, the Company recognizes compensation expense on a straight-line basis over the period that the restrictions expire.

The following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed in SFAS No. 123, *Accounting for Stock-Based Compensation*, for 2003, 2002 and 2001:

Dollars in Millions, Except per Share Data	2003	Restated 2002	Restated 2001
Net Earnings:			
As reported	$3,106	$2,137	$4,662
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	183	247	246
Pro forma	$2,923	$1,890	$4,416
Basic earnings per share:			
As reported	$1.60	$1.11	$2.40
Pro forma	1.51	.98	2.28
Diluted earnings per share:			
As reported	$1.59	$1.10	$2.37
Pro forma	1.50	.97	2.25

See Note 17, Stockholders' Equity for additional information.

NOTE 2
RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 2002 AND 2001

The Company has restated its consolidated balance sheet at December 31, 2002, and consolidated statements of earnings, cash flows, and comprehensive income and retained earnings for the years ended December 31, 2002 and 2001. The restatement affected periods prior to 2001. The impact of the restatement on such prior periods was reflected as an adjustment to retained earnings as of January 1, 2001. In addition, the restatement impacts the first, second and third quarters of 2003. The restated amounts for these quarters and the comparable interim periods in 2002 are presented in Note 24, Selected Quarterly Financial Data (Unaudited), below. The restatement (i) corrects certain of the Company's historical accounting policies to conform to GAAP and (ii) corrects certain errors made in the application of GAAP. Set forth below are the restatement adjustments included in the restatement of the previously issued financial statements for the years ended December 31, 2002 and 2001, each of which is an "error" within the meaning of APB Opinion No. 20, *Accounting Changes*.

The following table presents the impact of the restatement adjustments described below on net earnings for the years ended December 31, 2002 and 2001 and retained earnings as of January 1, 2001:

Dollars in Millions	Net Earnings for Year Ended December 31, 2002	Net Earnings for Year Ended December 31, 2001	Retained Earnings As of January 1, 2001
As reported	$2,066	$4,834	$16,422
WIC rebates accrual	(4)	(1)	(83)
Goods in transit	(5)	46	(114)
Other net sales adjustments	14	5	1
International pension and employee benefit plan accrual	—	4	(46)
Intercompany accounts	—	—	(29)
Other marketing, selling and administrative adjustments	8	3	1
Intercompany foreign exchange gains and losses	(28)	(90)	(53)
Other restatement items	8	1	(8)
Adjustments to minority interest, net of taxes	(6)	(4)	(39)
Provision for income taxes	84	(136)	114
As restated	$2,137	$4,662	$16,166

Adjustments to Net Sales and Related Adjustments to Cost of Products Sold

WIC rebates accrual: Historically, the Company accrued for rebates under the Women, Infants and Children (WIC) Program at the date the coupons were issued by the states. This was an error in the application of GAAP, which requires accrual at the date of sale of the product. The Company has corrected its policy to accrue WIC rebates at the date of sale.

Goods in transit: The Company corrected an error in the application of GAAP regarding the timing of revenue recognition for certain sales made by its Mead Johnson Nutritionals (Mead Johnson) unit, its Other Healthcare unit and certain of its non-U.S. Pharmaceuticals units. The Company previously recorded revenue for products sold on the date of shipment but now records revenue, based on the terms of sale, on the date of receipt by the purchaser.

Other net sales adjustments: The Company corrected an error in accounting for managed health care and other sales rebate accrual amounts initially recorded in connection with the Company's previous restatement. The Company restated certain sales transactions made by certain of its Asia business units where revenue had been recognized in error prior to the transfer of substantially all the risks and rewards of ownership due to the existence of a right of return available to the purchaser of the product. The Company erroneously failed to adjust on a timely basis its accrual for sales returns, charge backs and other deductions for sales of products of a divested division made prior to its divestiture as required under GAAP.

Other Adjustments to Earnings from Continuing Operations Before Minority Interest and Income Taxes

International pension and employee benefit plan accrual: Historically, the Company erroneously accounted for certain of its international employee benefit plans under cash or other non-GAAP methods based on its belief that the impact of applying the accrual method required by GAAP was immaterial. In 2003, the Company had an actuarial analysis performed for each of the larger plans and determined that it had understated its benefits liabilities for these plans. The Company now accounts for all its pension and employee benefit plans under the accrual method. In addition, the Company failed to make the required accrual for one of its international employee benefit plans due to a misapplication of GAAP.

Intercompany accounts: The Company determined that certain unreconciled intercompany accounts payable and receivable aggregating to a net balance of $29 million should have been written off prior to January 1, 2001.

Other marketing, selling and administrative adjustments: The Company recorded a number of adjustments with respect to marketing, selling and administrative expense. The Company determined that there had been an error in the application of its historical accounting policy for accruing earned vacation not yet taken. The Company determined that it had not properly recorded an expense for training and operational support relating to a contract with a third party in the period that it was incurred. The Company wrote off certain accounts that did not have adequate documentation supporting their existence. The Company also wrote off reserves for post-employment benefits other than pensions that had been retained in error for certain of its divested businesses. The Company incorrectly capitalized certain costs related to internally developed software due to a misapplication of GAAP. The Company also failed to adjust certain expense reserves on a timely basis to the actual amount of expense incurred as required by GAAP. The Company also corrected a number of smaller, immaterial errors in the application of GAAP.

Intercompany foreign exchange gains and losses: Historically, the Company deferred gains and losses for certain intercompany foreign exchange loan transactions by recording such gains and losses in other accumulated comprehensive loss on the Company's consolidated balance sheet. This was an error in the application of GAAP, which requires that, unless the intercompany transaction is a long-term investment, that is, where settlement is not planned in the foreseeable future, any foreign currency transaction gain or loss should be included in determining net income. The Company has corrected its policy to comply with GAAP.

Other restatement items: The Company has several foreign subsidiaries that operate in jurisdictions with hyperinflationary currencies and with respect to which the Company recorded restatement adjustments to correct errors relating to the accounting for deferred tax assets, liabilities and valuation allowances. As a result, the Company did not record foreign exchange gain or loss with respect to these deferred tax assets, which was an error. The Company erroneously over-accrued expenses relating to certain grants, which had been completed, by failing to adjust accruals to the actual amounts of the expenses incurred over the life of the grants. The Company failed to write off an unreconciled account relating to its acquisition of DuPont Pharmaceuticals in 2001. The Company also failed to adjust certain expense reserves on a timely basis to the actual amount of expense incurred as required by GAAP. The Company also corrected a number of smaller, immaterial errors in the application of GAAP.

Adjustments to Minority Interest, Net of Taxes

The Company recorded duplicate deferred tax net assets in error related to tax attributes of certain partnership entities in which Sanofi-Synthélabo (Sanofi) owns the majority controlling interest.

Adjustments to Provision for Income Taxes

Contingency reserves: In certain instances during the periods being restated, the Company made errors in recording its reserves for tax contingencies. The Company believes there may have been inappropriate adjustments to its tax contingency reserves in 2001 and 2002. The Company has completed a review and has not been able to determine whether or not any of the errors in its tax contingency reserves being corrected in the restatement are related to inappropriate accounting.

U.S. federal and state tax items: The Company identified a number of errors related to current and deferred federal and state taxes, and corresponding current and deferred tax expense. These errors included (i) not establishing deferred tax assets and, to the extent necessary, corresponding valuation allowances for net operating loss and tax credit carryforwards, (ii) not applying, or misapplying, the asset and liability approach for deferred taxes required under GAAP, (iii) not considering all relevant information at the date of issuance of the financial statements and (iv) not timely adjusting for differences between tax provisions and filed tax returns.

Foreign tax items: The Company identified a number of errors related to current and deferred foreign taxes, and corresponding tax expense. These errors included (i) not establishing deferred tax assets and, to the extent necessary, corresponding valuation allowances for net operating loss and tax credit carryforwards, (ii) not applying, or misapplying, the asset and liability approach for deferred taxes required under GAAP, (iii) not considering all information available at the date of issuance of the financial statements, (iv) not timely adjusting for filed tax returns and (v) accounting for income taxes in certain jurisdictions on a cash basis.

The following table presents the impact of the restatement adjustments described above on the provision for income taxes:

Dollars in Millions	2002	2001	% of Earnings Before Minority Interest and Income Taxes 2002	% of Earnings Before Minority Interest and Income Taxes 2001
Provision for Income Taxes, as previously reported	$435	$ 73	16.4%	3.3%
Contingency reserves	(26)	24	(1.0)	1.1
Other tax items:				
U.S.	128	32	4.6	1.4
Non-U.S.	(146)	84	(5.8)	3.6
Provision for Income Taxes, as restated	$391	$213	14.2%	9.4%

The following table presents the impact of the income tax restatement adjustments described above on the Company's consolidated balance sheet at December 31, 2002:

Dollars in Millions	Contingency Reserves	Other Tax Items
Assets:		
Deferred income taxes, current	$—	$18
Deferred income taxes, non-current	—	92
Liabilities:		
Accrued liabilities	$49	$(27)
U.S. and foreign income taxes payable	(80)	122

Adjustments to Cash and Cash Equivalents Classification

The Company has determined that certain investments under its cash management program were erroneously classified as cash equivalents on its consolidated balance sheet at December 31, 2001 and 2002, and statement of cash flows for fiscal years 2001 and 2002, respectively. Approximately $0.9 billion and $1.6 billion of these investments were held by the Company and reflected as cash and cash equivalents on the Company's consolidated balance sheet at December 31, 2001 and 2002, respectively. Although the Company believes these investments are highly liquid, because the maturities for these investments exceeded three months, the previous presentation in cash and cash equivalents was an error and the Company has restated prior periods to present these investments as marketable securities. The restatement adjustment to the Company's consolidated balance sheet at December 31, 2002 decreased the amount of cash and cash equivalents by approximately $1.6 billion. The restatement adjustment to statements of cash flows increased the amount of net cash used in investing activities for the years ended December 31, 2001 and 2002 by approximately $0.9 billion and $0.7 billion, respectively.

Adjustments to Other Expense, Net Classification

The table below presents the restatement charges (credits) for certain amounts that had been classified in error and have been reclassified as part of the restatement from other expense, net, to the appropriate line item in the consolidated statement of earnings for the years ended December 31, 2002 and 2001:

Dollars in Millions	Year Ended December 31 2002	2001
Total adjustments to other expense, net	$(257)	$(77)
Net Sales:		
Rebate accrual adjustment	$14	$—
Cost of Products Sold:		
Royalty expense	$55	$52
Product liability expense	28	—
Royalties receivable write-off adjustment	55	—
Other, net(a)	15	8
	$153	$60
Marketing, Selling and Administrative:		
Amortization of capitalized software	$43	$26
Restricted stock grant amortization	18	25
Other, net(a)	(2)	(11)
	$59	$40
Advertising and Product Promotion:		
Other, net(a)	$(4)	$(1)
Research and Development:		
Reimbursement of clinical study expenditures	$—	$ (13)
Other, net(a)	(5)	(9)
	$(5)	$(22)
Equity in Net Income of Affiliates:		
ImClone — share in losses	$40	$—

(a) Certain items included in "Other, net", are reclassifications of amounts that are not "errors" within the meaning of APB Opinion No. 20, *Accounting Changes*, but rather are amounts that have been reclassified to conform to the current year presentation.

The following table presents the impact of the restatement adjustments on the Company's previously reported 2002 and 2001 results on a condensed basis:

Dollars in Millions, Except per Share Data	2002 As Previously Reported	2002 As Restated	2001 As Previously Reported	2001 As Restated
STATEMENT OF EARNINGS:				
Net sales	$18,119	$18,106	$17,987	$18,044
Total Costs and Expenses	15,472	15,345	15,769	15,781
Earnings from				
Continuing Operations	$2,034	$2,067	$2,043	$1,871
Discontinued Operations:				
Net (loss)/earnings	(6)	32	226	226
Net gain on disposal	38	38	2,565	2,565
Net Earnings	$2,066	$2,137	$4,834	$4,662
Basic Earnings per Common Share				
Continuing Operations	$1.05	$1.07	$1.05	$.96
Discontinued Operations:				
Net earnings	—	.02	.12	.12
Net gain on disposal	.02	.02	1.32	1.32
Net Earnings	$1.07	$1.11	$2.49	$2.40
Diluted Earnings per Common Share				
Continuing Operations	$1.05	$1.06	$1.04	$.95
Discontinued Operations:				
Net earnings	—	.02	.11	.11
Net gain on disposal	.02	.02	1.31	1.31
Net Earnings	$1.07	$1.10	$2.46	$2.37
BALANCE SHEET (AT DECEMBER 31):				
ASSETS				
Current Assets:				
Cash and cash equivalents	$3,978	$2,367	$5,500	$4,552
Marketable securities	11	1,622	154	1,102
Other current assets	5,986	6,071	7,595	7,707
Total current assets	9,975	10,060	13,249	13,361
Other Assets:	14,899	14,962	14,563	14,503
Total Assets	$24,874	$25,022	$27,812	$27,864
LIABILITIES				
Current liabilities	$8,220	$8,487	$11,109	$11,385
Other liabilities	1,426	1,518	1,391	1,480
Long-term debt	6,261	6,261	6,237	6,237
Total Liabilities	15,907	16,266	18,737	19,102
STOCKHOLDERS' EQUITY	8,967	8,756	9,075	8,762
Total liabilities and Stockholders' Equity	$24,874	$25,022	$27,812	$27,864

NOTE 3 ALLIANCES AND INVESTMENTS

Sanofi-Synthélabo

The Company has agreements with Sanofi for the codevelopment and cocommercialization of Avapro/Avalide (irbesartan), an angiotensin II receptor antagonist indicated for the treatment of hypertension, and Plavix (clopidogrel), a platelet inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas and Australia and the other in Europe and Asia. Two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. At the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place.

The Company acts as the operating partner for the territory covering the Americas (principally the United States, Canada, Puerto Rico and Latin American countries) and Australia and owns the majority controlling interest in this territory. As such, the Company consolidates all country partnership results for this territory and records Sanofi's share of the results as a minority interest, net of taxes, which was $351 million in 2003, $292 million in 2002, and $174 million in 2001. The Company recorded sales in this territory and in comarketing countries (Germany, Italy, Spain and Greece) of $3,224 million in 2003, $2,476 million in 2002 and $1,658 million in 2001.

Sanofi acts as the operating partner of the territory covering Europe and Asia and owns the majority financial controlling interest in this territory. In 2003, the Company accounts for the investment in partnership entities in this territory under the equity method and records its share of the results in equity in net income of affiliates in the consolidated statement of earnings. The Company's share of net income from these partnership entities before taxes was $187 million in 2003, $120 million in 2002 and $78 million in 2001.

In 2001, the Company and Sanofi formed an alliance for the copromotion of irbesartan, as part of which the Company contributed the irbesartan distribution rights in the United States and Sanofi paid the Company a total of $350 million in 2002 and 2001. The Company accounts for this transaction as a sale of an interest in a license and defers and amortizes the $350 million into income over the expected useful life of the license, which is approximately 11 years. The Company amortized into income $31 million in 2003 and 2002 and $8 million in 2001.

Otsuka

The Company has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote Abilify (aripiprazole) for the treatment of schizophrenia. Total milestone payments made to Otsuka from 1999 through December 2002 were $207 million, of which $157 million was expensed as acquired in-process research and development in 1999. The $50 million of capitalized payments are being amortized over the remaining life of the agreement, which is approximately 9 years. The Company began copromoting the product with Otsuka in the United States and Puerto Rico in November 2002. The Company will also copromote the product in several European countries if marketing approval is received from the European authorities. Revenue is earned when Otsuka ships the product and title passes to the customer. The Company records alliance revenue for its 65% share of the net sales in these copromotion countries and records all expenses related to the product. The Company also has an exclusive right to sell Abilify in a number of countries in Europe, Latin America and Asia. In these countries, as sales commence, the Company will record 100% of the net sales and related cost of sales. The Company recorded revenue for Abilify of $283 million in 2003 and $25 million in 2002.

ImClone

In November 2001, the Company purchased 14.4 million shares of ImClone for $70 per share, or $1,007 million, which represented approximately 19.9% of the ImClone shares outstanding just prior to the Company's commencement of a public tender offer for ImClone shares. This transaction is being accounted for using the equity method of accounting. ImClone is a biopharmaceutical company focused on developing targeted cancer treatments, which include growth factor blockers, cancer vaccines, and anti-angiogenesis therapeutics. The equity investment in ImClone is part of a strategic agreement between the Company and ImClone that also includes an arrangement to codevelop and copromote the cancer drug, ERBITUX, for a series of payments originally totaling $1 billion. The Company paid ImClone a milestone payment of $200 million in 2001.

On December 28, 2001, ImClone announced that the U.S. Food and Drug Administration (FDA) refused to accept for filing the Biologics License Application (BLA) that had been submitted by ImClone for ERBITUX. The BLA had been submitted to gain marketing approval to treat irinotecan-refractory colorectal carcinoma.

On March 5, 2002, the agreement with ImClone was revised to reduce the total payments to $900 million from $1 billion. Under the revised agreement, the Company paid ImClone $140 million in March 2002, $60 million in March 2003, and $250 million in March 2004 for the approval of ERBITUX by the FDA, and an additional $250 million upon achievement of a second milestone. Of the $200 million paid to ImClone in March 2002 and 2003, $160 million was expensed to in-process research and development in the first quarter of 2002. The remaining $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its ownership interest in ImClone. Also under the revised agreement, the Company will pay ImClone a distribution fee based on a flat rate of 39% of product net revenues in North America. The Company will purchase all of its commercial requirements for bulk ERBITUX from ImClone at a price equal to actual manufacturing cost plus 10%. The terms of the revised agreement will continue through 2018.

In the fourth quarter of 2001, the Company recorded a pre-tax charge of approximately $735 million, comprised of $575 million for the write-off of acquired in-process research and development related to the equity investment and $160 million for the write-off of a portion of the $200 million milestone payment made in 2001. The remaining $40 million of the $200 million milestone payment was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its ownership interest in ImClone. The acquired in-process research and development charge related to three oncology research projects in the Phase I or later stage of development with one research project, ERBITUX. The amount was determined by identifying research projects in areas for which technological feasibility has not been established and for which there is no alternative future use. The projected FDA approval dates used were years 2002 through 2008, at which time the Company expected these projects to begin to generate cash flows. The cost to complete these projects was estimated at $323 million. All of the research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA approval. The purchase price allocation resulted in $66 million of patent and technology intangible assets, which are being amortized over their weighted-average useful lives of 17 years and approximately $375 million of goodwill, which is not amortized.

Of the $1,207 million paid in 2001 for the equity investment ($1,007 million) and the milestone payment ($200 million), $735 million was expensed as acquired in-process research and development in 2001 and the remaining $472 million was recorded as an equity investment. An additional $9 million was added to the investment primarily for acquisition costs, resulting in a carrying value of $481 million at December 31, 2001. In the third quarter of 2002, the Company recorded a pre-tax charge to earnings of $379 million for an other than temporary decline in the market value of ImClone based on the decline in value of ImClone's shares during 2002. The fair value of the equity investment in ImClone used to record the impairment was determined based on the market value of ImClone shares on September 30, 2002. The total equity investment in ImClone as of December 31, 2003 was $63 million compared to $102 million as of December 31, 2002. On a per share basis, the carrying value of the ImClone investment and the closing market price of ImClone shares as of December 31, 2003 were $4.41 and $39.66, respectively, compared to $7.09 and $10.62, respectively, as of December 31, 2002. The closing market price of ImClone shares as of March 11, 2004 was $45.29 per share.

The Company recorded a $36 million net loss for its share of ImClone's losses in 2003. Included in the $36 million was a loss of $5 million related to ImClone's restatement of 2001 results and final reporting of 2002 full year and 2003 first quarter results. In 2002, the Company recorded a $40 million net loss for its share of ImClone's losses and amortization of previously capitalized milestone payments. The Company records its share of the results in equity in net income of affiliates in the consolidated statement of earnings.

On February 12, 2004, the FDA approved a resubmitted BLA for ERBITUX. ERBITUX is for the treatment of patients with Epidermal Growth Factor Receptor (EGFR) expressing metastatic colorectal cancer who had failed an irinotecan-based regimen in combination with irinotecan and as monotherapy for patients who are intolerant of irinotecan.

Summary Financial Information

Following is summarized financial information for the Company's equity investments in ImClone and a joint venture with Sanofi in Europe and Asia:

Dollars in Millions	2003	2002	2001
Revenues	$1,605	$1,051	$685
Gross profit	794	535	303
Net income	288	107	100
Current assets	827	822	726
Non-current assets	259	200	124
Current liabilities	829	533	252
Non-current liabilities	527	626	603

The above information includes ImClone data from the date of investment, November 2001.

NOTE 4
RESTRUCTURING AND OTHER ITEMS

2003 Activities

During 2003, the Company recorded pre-tax restructuring and other charges of $65 million, relating to downsizing and streamlining of worldwide operations and rationalization of worldwide manufacturing operations. Of this charge, $50 million primarily relates to employee termination benefits for approximately 950 employees, including manufacturing, administrative and sales personnel in Europe, North America, Asia, and Central America. Other items of $15 million relate primarily to relocation expenses as a result of the consolidation of research facilities. These charges were partially offset by an adjustment due to changes in estimates to prior period reserves of $39 million, which principally is due to higher than anticipated proceeds from disposal of assets and reduced separation costs. The Company expects to complete these restructuring activities by 2006.

In addition, the Company recorded $67 million in asset impairments and accelerated depreciation relating to the rationalization of manufacturing operations in cost of products sold.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Other Exit Costs	Other Items	Total
Pharmaceuticals	850	$39	$3	$15	$57
Other Healthcare	100	8	—	—	8
Subtotal	950	$47	$3	$15	65
Reduction in reserves for changes in estimates					(39)
Provision for restructuring and other items					$26

The Company also recorded $102 million in research and development related to the upfront payments for four licensing agreements, which were not allocated to business segments.

2002 Activities

During 2002, the Company recorded pre-tax restructuring and other charges of $160 million, relating to a reduction or elimination of non-strategic research efforts as well as the consolidation of research facilities, workforce reductions and downsizing and streamlining of worldwide operations. Of this charge, $71 million relates to employee termination benefits for approximately 1,040 employees, including research, manufacturing, sales, and administrative personnel, $51 million represents asset write-downs including a $24 million impairment charge for the Company's investment in Deltagen and $38 million for other exit costs for the closure of facilities and other related expenses. These charges were offset by an adjustment to prior period restructuring reserves of $146 million, $65 million of which is due to lower than expected separation costs, $59 million due to higher than anticipated proceeds from disposal of assets previously written off as restructuring and $22 million for projects that have been cancelled. In addition, a $17 million adjustment to cost of products sold was made to reflect the reversal of inventory reserves associated with cancelled projects. The Company substantially completed these restructuring activities in 2003.

In addition, $69 million of accelerated depreciation relating to the planned shutdown of research facilities in the United States has been included in research and development expense, and $2 million for inventory write-offs associated with these projects has been included in cost of products sold.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Other Exit Costs	Other Items	Total
Pharmaceuticals	901	$62	$19	$38	$119
Nutritionals	92	5	—	—	5
Other Healthcare	22	2	5	—	7
Corporate/Other	25	2	27	—	29
Subtotal	1,040	$71	$51	$38	160
Reduction in reserves for changes in estimates					(146)
Provisions for restructuring and other items					$ 14

2001 Activities

During 2001, the Company recorded pre-tax restructuring and other charges of $519 million. The restructuring programs included termination benefits, asset write-downs and other costs and were implemented in 2001 to downsize and streamline operations, rationalize manufacturing facilities, and terminate certain sales force and research contract obligations. These actions are substantially completed. Of this charge, $229 million relates to employee termination benefits for 3,400 employees, as a result of a Company-wide restructuring effort to downsize and streamline operations, which impacted virtually all areas including sales force, manufacturing, administrative and research personnel. Additional charges include, $95 million for the termination of a contract sales force, and $65 million for other exit costs primarily related to costs associated with the closure of certain manufacturing operations. The charge also included $119 million of write-down of fixed and other assets primarily related to the exit of a Nutritionals business in Eastern Europe, the closure of a pharmaceutical production facility in the United States and the closure of a research facility in France. Other items of $11 million relate to costs associated with a product recall. These restructuring charges were partially offset by a reversal of $63 million as a result of a change in estimate relating to separation costs or cancellation of projects previously provided for.

Additional costs associated with restructuring projects in 2001 include $74 million of sales deductions and customer charge backs relating to abandonment of non-strategic pharmaceutical product lines, which has been included as a reduction in sales, and $58 million of related inventory write-offs, which has been included in cost of products sold.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Asset Write Downs	Other Exit Costs	Other Items	Total
Pharmaceuticals	2,029	$139	$ 81	$145	$11	$376
Nutritionals	698	24	37	10	—	71
Other Healthcare	262	22	1	—	—	23
Corporate/Other	411	44	—	5	—	49
Subtotal	3,400	$229	$119	$160	$11	519
Reduction in reserves for changes in estimates						(63)
Provisions for restructuring and other items						$456

Rollforward

Restructuring charges and spending against liabilities associated with prior and current actions are as follows:

Dollars in Millions	Employee Termination Liability	Other Exit Cost Liability	Total
Balance at December 31, 2000	$220	$ 8	$228
Charges	229	160	389
Spending	(122)	(130)	(252)
Changes in Estimate	(84)	3	(81)
Balance at December 31, 2001	243	41	284
Charges	71	38	109
Spending	(155)	(29)	(184)
Changes in Estimate	(92)	(8)	(100)
Balance at December 31, 2002	67	42	109
Charges	47	3	50
Spending	(56)	(35)	(91)
Changes in Estimate	(7)	(3)	(10)
Balance at December 31, 2003	$ 51	$ 7	$ 58

These liabilities are included in accrued expenses in the consolidated balance sheet.

NOTE 5
ACQUISITIONS AND DIVESTITURES

DuPont Pharmaceuticals Acquisition

On October 1, 2001, the Company acquired DuPont Pharmaceuticals from E. I. du Pont de Nemours and Company for $7.8 billion in cash. The results of DuPont Pharmaceuticals have been included in the consolidated financial statements from the date of acquisition. DuPont Pharmaceuticals is primarily a domestic pharmaceutical and imaging product business focused on research and development. This acquisition was financed with proceeds from the issuance of $1.5 billion of commercial paper, the issuance of $5.0 billion of medium-term notes and internal cash flows.

Following is a summary of the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed (dollars in millions):

Current assets	$ 520
Property, plant and equipment	321
Intangible assets	1,976
Acquired in-process research and development	2,009
Goodwill	3,780
Other assets	280
Total assets acquired	8,886
Current liabilities	353
Restructuring liabilities	575
Acquisition liabilities	90
Long-term liabilities	123
Total-liabilities assumed	1,141
Purchase Price	$7,745

The total intangible assets of $1,976 million are being amortized over their weighted-average useful lives and include core and developed technology of $1,783 million (15 and 11 years weighted-average useful life, respectively) and patents of $193 million (11 year weighted-average useful life).

The goodwill of $3,780 million was assigned to the Pharmaceuticals segment. Of that total amount, $2,418 million is expected to be deductible for tax purposes over a 15-year period.

At the time of acquisition, $2.0 billion of the purchase price was allocated to acquired in-process research and development and was charged to earnings in the fourth quarter of 2001. This charge was associated with five research projects. The amount was determined by identifying research projects for which technological feasibility has not been established and for which there is no alternative future use. Two projects have been terminated. The three remaining projects, two at a clinical stage and one pre-clinical, are currently proceeding. These research and development projects considered in the valuation are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required for FDA approval.

In connection with the acquisition, the Company recorded $575 million of restructuring liabilities as a result of severance and relocation of workforce, the elimination of duplicate facilities and contract terminations. Such costs have been recognized by the Company as a liability assumed as of the acquisition date, resulting in additional goodwill. These liabilities consisted of $325 million of employee termination benefits for approximately 1,800 employees, $80 million related to the closure of facilities, and $170 million for contract terminations. The $575 million originally recorded in accrued expenses was reduced to $458 million by December 31, 2001, $13 million by December 31, 2002 and $7 million by the end of 2003. The reduction of the balance during 2002 was due to cash payments of $284 million and an adjustment to reverse previously recorded liabilities of $161 million, with a corresponding reduction in goodwill. The adjustment was primarily due to lower than expected separation costs, contract termination expenses and other facilities exit costs related to the acquisition. The reduction of the balance during 2003 was due to cash payments of $6 million.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of 2001:

Dollars in Millions, Except Per Share Data	Restated Year Ended December 31, 2001
Net Sales	$19,305
Net Earnings	5,568
Earnings Per Share—Basic	2.87
Earnings Per Share—Diluted	2.83

The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of identifiable intangible assets arising from the acquisition and from increased interest expense on acquisition debt, and exclude the acquired in-process research and development charge related to the DuPont Pharmaceuticals acquisition. Pro forma net earnings and earnings per share amounts include a $2.6 billion gain on the sale of Clairol. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

Other

In 2002, the Company completed the sale of two branded products, Moisturel and Duricef, which resulted in a pre-tax gain of $30 million.

In 2001, the Company completed the sale of three pharmaceutical products, Corzide, Delestrogen and Florinef, the licensing rights to Corgard in the United States, Estrace tablets, the Apothecon commodity business, and its Solage and Viactiv product lines, all of which resulted in a pre-tax gain of $475 million.

NOTE 6
DISCONTINUED OPERATIONS

In 2001, the Company completed the sale of Clairol to Procter & Gamble for cash proceeds of approximately $5.0 billion. The sale resulted in a pre-tax gain of $4.3 billion ($2.6 billion after taxes), which is included in the gain on disposal of discontinued operations. In addition, in 2001, the Company spun off Zimmer Holdings, Inc. (Zimmer), in a tax-free distribution, resulting in a common stock dividend of $156 million. In 2002, the Company resolved several post-closing matters associated with previously discontinued businesses, resulting in an increase of $38 million to the gain on the disposal of Clairol, a $38 million credit related to a reduction in the tax contingency reserve related to the spin-off of Zimmer and a $4 million credit to retained earnings related to an adjustment for a Zimmer pension liability affecting the spin-off of Zimmer.

The net sales and earnings of discontinued operations are as follows:

Dollars in Millions	2001
Net sales	$2,152
Earnings before income taxes	$451
Income taxes	225
Net earnings from discontinued operations	$ 226

The net earnings of $32 million in 2002 reflected in the statement of earnings primarily reflects a reduction in the tax contingency reserve related to the spin-off of Zimmer in 2001.

The consolidated statement of cash flows includes the Clairol and Zimmer businesses through date of disposition. The Company uses a centralized approach to the cash management and financing of its operations and accordingly, the Company does not allocate debt to these businesses.

Cash flows from operating and investing activities (principally investing) of discontinued operations for the years ended December 31, 2002 and 2001 were $(17) million and $5.3 billion (including approximately $5.0 billion of proceeds from the sale of Clairol), respectively.

NOTE 7
EARNINGS PER SHARE

The numerator for both basic and diluted earnings per share is net earnings available to common stockholders. The denominator for basic earnings per share is the weighted-average number of common shares outstanding during the period. The denominator for diluted earnings per share is weighted-average shares outstanding adjusted for the effect of dilutive stock options. The computations for basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
Dollars in Millions, Except Per Share Amount	2003	Restated 2002	Restated 2001
Earnings from Continuing Operations	$3,106	$2,067	$1,871
Discontinued Operations:			
Net earnings	—	32	226
Net gain on disposal	—	38	2,565
	—	70	2,791
Net Earnings	$3,106	$2,137	$4,662
Basic:			
Average Common Shares Outstanding	1,937	1,936	1,940
Earnings from Continuing Operations	$1.60	$1.07	$ .96
Discontinued Operations:			
Net earnings	—	.02	.12
Net gain on disposal	—	.02	1.32
	—	.04	1.44
Net Earnings	$1.60	$1.11	$2.40
Diluted:			
Average Common Shares Outstanding	1,937	1,936	1,940
Conversion of Convertible Debt Bonds	7	—	—
Incremental Shares Outstanding Assuming the Exercise of Dilutive Stock Options	6	6	25
	1,950	1,942	1,965
Earnings from Continuing Operations (1)	$1.59	$1.06	$ .95
Discontinued Operations:			
Net earnings	—	.02	.11
Net gain on disposal	—	.02	1.31
	—	.04	1.42
Net Earnings (1)	$1.59	$1.10	$2.37

(1) Net earnings in 2003 includes interest expense added back to the assumed conversion of the convertible debt into common shares.

Weighted-average shares issuable upon the exercise of stock options, which were not included in the diluted earnings per share calculation because they were not dilutive, were 114 million in 2003, 121 million in 2002 and 43 million in 2001.

NOTE 8
OTHER EXPENSE, NET

The components of other expense, net are:

	Year Ended December 31,		
Dollars in Millions	2003	Restated 2002	Restated 2001
Interest expense	$277	$364	$182
Interest income	(65)	(81)	(133)
Foreign exchange transaction loss, net	23	29	71
Other, net	(56)	(83)	(22)
Other expense, net	$179	$229	$ 98

Interest expense in 2003 and 2002 is primarily related to the issuance of $5.0 billion debt and $1.5 billion commercial paper in conjunction with the 2001

DuPont Pharmaceuticals and ImClone transactions. In addition, 2003 and 2002 interest expense was reduced by net interest-rate swap gains of $116 million and $23 million, respectively. Interest income relates primarily to cash, cash equivalents and investments in marketable securities.

NOTE 9 INCOME TAXES

The components of earnings (loss) from continuing operations before minority interest and income taxes were:

	Year Ended December 31,		
Dollars in Millions	2003	Restated 2002	Restated 2001
U.S.	$ 913	$ (536)	$ (734)
Non-U.S.	3,781	3,297	2,997
	$4,694	$2,761	$2,263

The above amounts are categorized based on the location of the taxing authorities.

The provision/(benefit) for income taxes attributable to continuing operations consisted of:

	Year Ended December 31,		
Dollars in Millions	2003	Restated 2002	Restated 2001
Current:			
U.S.	$ 428	$223	$1,034
Non-U.S.	538	639	555
	$ 966	$862	$1,589
Deferred:			
U.S.	232	(431)	(1,383)
Non-U.S.	17	(40)	7
	249	(471)	(1,376)
	$1,215	$391	$ 213

The Company's provision for income taxes in 2003, 2002 and 2001 was different from the amount computed by applying the statutory U.S. federal income tax rate to earnings from continuing operations before minority interest and income taxes, as a result of the following:

	% of Earnings Before Minority Interest and Income Taxes					
Dollars in Millions	2003		Restated 2002		Restated 2001	
Earnings from Continuing Operations Before Minority Interest and Income Taxes	$4,694		$2,761		$2,263	
U.S. statutory rate	1,643	35.0%	966	35.0%	792	35.0%
Effect of operations in Ireland, Puerto Rico and Switzerland	(734)	(15.6)	(494)	(17.9)	(727)	(32.1)
State and local taxes	14	0.3	156	(5.6)	(77)	(3.4)
Changes in estimate for contingent tax matters	197	4.2	(104)	(3.7)	184	8.1
Non-deductible reserves	88	1.9	—	—	—	—
Foreign and Other	7	0.1	(133)	(4.8)	41	1.8
	$1,215	25.9%	$ 391	14.2%	$ 213	9.4%

The effective tax rate on continuing operations increased to 25.9% in 2003 from 14.2% in 2002 due primarily to the decrease in the effective tax rate benefit from operations in Ireland, Puerto Rico and Switzerland to 15.6% in 2003 from 17.9% in 2002, provisions for certain non-deductible litigation reserves, and an increase in estimates for contingent tax matters in 2003 compared to 2002.

The components of current and non-current deferred income tax assets (liabilities) were:

	December 31,	
Dollars in Millions	2003	Restated 2002
Acquired in-process research and development	$1,072	$1,113
Intercompany profit and other inventory items	360	423
Foreign tax credit carryforward	425	270
Legal settlement	—	207
Restructuring, acquisition and divestiture reserves	17	59
Deferred income	88	99
Alternative minimum tax credit carryforward	38	—
Charitable contribution carryforward	35	—
State tax net operating loss carryforward	191	102
Foreign net operating loss and credit carryforward	193	91
Sales returns and allowances	114	53
Research and experimentation tax credit carryforward	38	24
Postretirement and pension benefits	(188)	(195)
Depreciation	(316)	(260)
Deferred foreign currency gain	121	35
Other, net	106	307
	2,294	2,328
Valuation allowance	(368)	(218)
Deferred Tax Assets, net	$1,926	$2,110
Recognized as:		
Deferred income tax assets, current	$ 864	$1,013
Deferred income tax assets, non-current	1,234	1,097
U.S. and foreign income taxes payable	17	—
Other liabilities, non current	155	—
	$1,926	$2,110

The valuation allowance of $368 million at December 31, 2003 relates to $83 million of foreign and state net deferred tax assets, and $285 million of foreign and state net operating loss and tax credit carryforwards, that the Company currently believes are more likely than not to remain unrealized in the future.

Income taxes paid during the year were $869 million, $2,491 million and $1,021 million in 2003, 2002 and 2001, respectively.

The current tax benefit realized upon the exercise of stock options is charged to capital in excess of par value of stock and amounted to $10 million, $45 million and $157 million in 2003, 2002 and 2001, respectively.

The Company has settled its U.S. federal income tax returns with the Internal Revenue Service (IRS) through 1997.

U.S. federal income taxes have not been provided on substantially all of the unremitted earnings of non-U.S. subsidiaries, since it is management's practice and intent to indefinitely postpone their remittance. The total amount of the net unremitted earnings of non-U.S. subsidiaries was approximately $12.6 billion at December 31, 2003.

The Company establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known. As of December 31, 2003, there are certain tax contingencies for which no liabilities have been established. Although the Company cannot reasonably estimate the possible amount of any such contingency, it is possible that such contingencies could be material. The effect of changes in estimates related to contingent tax matters is included in the rate reconciliation above. During the year ended December 31, 2002, the Company recognized an income tax benefit of $261 million due to the settlement of certain prior year tax matters and the determination by the Company as to the expected settlement of tax litigation.

Also in 2002, the Company reorganized the structure of its ownership of many of its non-U.S. subsidiaries. The principal purpose of the reorganization was to facilitate the Company's ability to efficiently deploy its financial resources outside the United States. The Company believes that the reorganization transactions were generally tax-free both inside and outside the United States. It is possible, however, that taxing authorities in particular jurisdictions could assert tax liabilities arising from the reorganization transactions or the operations of the reorganized subsidiaries. It is not reasonably possible to predict whether any taxing authority will assert such a tax liability or to reasonably estimate the possible loss or range of loss with respect to any such asserted tax liability. The Company would vigorously challenge any such assertion and believes that it would prevail but there can be no assurance of such a result. If the Company were not to prevail in final, non-appealable determinations, it is possible the impact could be material.

NOTE 10
RECEIVABLES

The major categories of receivables follow:

Dollars in Millions	December 31, 2003	2002
Accounts receivable—trade	**$3,091**	$2,670
Accounts receivable—miscellaneous	**709**	427
	3,800	3,097
Less allowances for bad debts	**154**	129
Receivables, net	**$3,646**	$2,968

NOTE 11
INVENTORIES

The major categories of inventories follow:

Dollars in Millions	December 31, 2003	Restated 2002
Finished goods	**$1,001**	$ 918
Work in process	**416**	416
Raw and packaging materials	**180**	216
Consignment inventory	**4**	58
	$1,601	$1,608

NOTE 12
CONSIGNMENT

A significant portion of the Company's U.S. pharmaceuticals sales is made to wholesalers. In April 2002, the Company disclosed that it had experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers. The Company accounts for certain sales of pharmaceutical products to Cardinal Health, Inc. (Cardinal) and McKesson Corporation (McKesson) using the consignment model, based in part on the relationship between the amount of incentives offered to these wholesalers and the amount of inventory held by these wholesalers.

The Company determined that shipments of product to Cardinal and shipments of product to McKesson met the consignment model criteria set forth within Note 1, Accounting Policies—Revenue Recognition above as of July 1, 1999 and July 1, 2000, respectively, and, in each case, continuing through the end of 2002 and for some period thereafter. Accordingly, the consignment model was required to be applied to such shipments. Prior to those respective periods, the Company recognized revenue with respect to sales to Cardinal and McKesson upon shipment of product. Although the Company generally views approximately one month of supply as a desirable level of wholesaler inventory on a go-forward basis and as a level of wholesaler inventory representative of an industry average, in applying the consignment model to sales to Cardinal and McKesson, the Company defined inventory in excess of the wholesaler's ordinary course of business inventory level as inventory above two weeks and three weeks of supply, respectively, based on the levels of inventory that Cardinal and McKesson required to be used as the basis for negotiation of incentives granted.

In March 2001, the Company entered into a distribution agreement with McKesson for provision of warehousing and order fulfillment services for the Company's Oncology Therapeutics Network (OTN), a specialty distributor of anticancer medicines and related products. Under the terms of the agreement, McKesson purchases oncology products to service OTN's fulfillment needs from a number of vendors, including the Company. Subsequent to shipment of product to McKesson, the Company has a significant continuing involvement in the transaction, including marketing the product to the end-user, invoicing the customer and collecting receivables from the customer on behalf of McKesson. In addition, OTN keeps all the credit risk and is responsible for shipping costs to the customer. The Company accounts for sales of oncology products to McKesson using the consignment model and defers recognition of revenue until the products are sold by McKesson.

These transactions resulted in deferred revenue of $76 million and $470 million as of December 31, 2003 and 2002, respectively. The Company recognized previously recorded deferred revenue as net sales in 2003 and 2002 net of rebates, returns and other adjustments, of approximately $321 million and $1,397 million, respectively.

NOTE 13
PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment follow:

Dollars in Millions	December 31, 2003	Restated 2002
Land	**$ 241**	$ 233
Buildings	**3,917**	3,389
Machinery, equipment and fixtures	**4,197**	3,897
Construction in progress	**1,087**	1,187
	9,442	8,706
Less accumulated depreciation	**3,730**	3,372
Property, plant and equipment, net	**$5,712**	$5,334

Capitalized interest is included in the categories of property, plant and equipment shown above. The Company capitalized interest of $35 million and $16 million in the years ended December 31, 2003 and 2002, respectively.

NOTE 14
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 were as follows:

Dollars in Millions	Pharmaceuticals Segment	Nutritionals Segment	Other Healthcare Segment	Total
Balance as of December 31, 2001	$4,810	$119	$190	$5,119
Purchase accounting adjustments:				
Change in exit cost estimate	(165)	—	—	(165)
Purchase price and allocation adjustments	(117)	(1)	—	(118)
Balance as of December 31, 2002 (Restated) and 2003	$4,528	$118	$190	$4,836

NOTE 15
OTHER INTANGIBLE ASSETS

Intangible assets by major asset class were as follows:

	December 31,	
Dollars in Millions	2003	2002
Patents/Trademarks	$ 253	$ 214
Licenses	248	554
Technology	1,783	1,783
	2,284	2,551
Less accumulated amortization	552	647
Net carrying amount	$1,732	$1,904

Amortization expense for other intangible assets (the majority of which is included in costs of products sold) for the years ended December 31, 2003, 2002 and 2001 was $227 million, $269 million and $116 million, respectively.

Expected amortization expense for the next five years related to the current balance of other intangible assets follows:

Years Ending December 31,	Dollars in Millions
2004	$202
2005	202
2006	199
2007	198
2008	194

NOTE 16
SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Included in short-term borrowings were amounts due to foreign banks of $114 million and $89 million, and current installments of long-term debt of $13 million and $132 million, at December 31, 2003 and 2002, respectively. There was no U.S. commercial paper outstanding at December 31, 2003. U.S. commercial paper outstanding at December 31, 2002 was $1,158 million, with an average interest rate of 1.40%. These and other commercial papers issued in 2003 were fully repaid as of December 31, 2003. The proceeds from the commercial paper issuance in 2003 and 2002 were used for general corporate purposes. The average interest rates on international short-term borrowings and on current installments of long-term debt outstanding at December 31, 2003 were 8.04% and 1.33%, respectively, compared with 9.58% and 2.56%, respectively, at December 31, 2002.

As of December 31, 2003, the Company had two revolving credit facilities, totaling $1 billion in aggregate, as support for its domestic commercial paper program. These facilities were established in September 2001 and August 2003, respectively, with a syndicate of lenders, and are extendable at each anniversary date with the consent of the lenders. One of the revolving credit facilities has certain financial covenants, of which the Company is in compliance with as of December 31, 2003. There were no borrowings outstanding under the revolving credit facilities at December 31, 2003 and 2002. The Company had unused short-term lines of credit with foreign banks of $363 million and $321 million at December 31, 2003 and 2002, respectively.

The components of long-term debt were as follows:

	December 31,	
Dollars in Millions	2003	2002
4.75% Notes, due in 2006	$2,544	$2,570
5.75% Notes, due in 2011	2,459	2,530
Floating Rate Convertible Debentures, due 2023	1,179	—
5.25% Notes, due 2013	600	—
4.00% Notes due 2008	399	—
6.80% Debentures, due in 2026	345	345
7.15% Debentures, due in 2023	344	344
6.875% Debentures, due in 2097	296	296
1.10% Yen Notes, due 2008	114	—
2.14% Yen Notes, due in 2005	60	53
3.51% Euro Interest on Yen Principal Term Loan, due in 2005	55	49
5.75% Industrial Revenue Bonds, due in 2024	34	34
1.43% Yen Notes, due 2008	32	—
1.81% Yen Notes, due 2010	32	—
Variable Rate Industrial Revenue Bonds, due in 2030	15	15
Capitalized Leases	13	13
Other	1	12
	$8,522	$6,261

During 2003, the Company issued $2.4 billion of debt as follows:

Debt Description	Face Value Dollars in Millions	Effective Interest Rates
3 Month LIBOR — 0.50% Convertible Debt, Due 2023, Callable 2008, Strike Price $41.28	$ 1,200	3 Month LIBOR — 0.14%
5.25% Notes, Due 2013	600	5.47%
4.00% Notes, Due 2008	400	4.19%
1.10% Yen Notes, Due 2008	114	1.33%
1.43% Yen Notes, Due 2008	32	1.59%
1.81% Yen Notes, Due 2010	32	1.94%
	$2,378	

In October 2003, the Company issued $1.2 billion of convertible debentures. These debentures pay interest quarterly at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.50% (the yield never to be less than zero) and has a final maturity of September 15, 2023. The debentures are callable at par at any time on or after September 21, 2008 by the issuer. Holders can also redeem some or all of their debentures at par on September 15, 2008, 2013, and 2018, or if a fundamental change in ownership of the Company occurs. The bond has an initial conversion price of $41.28, or a conversion rate of 24.2248 shares, which will be adjustable depending on the average closing prices for the applicable period. The maximum conversion rate is 38.7597 shares.

The Company has entered into fixed to floating interest rate swaps for $5.5 billion of its long-term debt. Cash payments for interest were $290 million, $375 million, and $100 million in 2003, 2002, and 2001, respectively.

	Payments due by period				
Dollars in Millions	Total	2004	2005-2006	2007-2008	Later Years
Long-Term Debt(1)	$8,522	$13	$2,616	$545	$5,348

(1) 2004 obligations are included in short-term borrowings on the Company's consolidated balance sheet and all balances represent the outstanding nominal long-term debt values.

At December 31, 2003, the Company had provided financial guarantees in the form of stand-by letters of credit and performance bonds. The majority of the stand-by letters of credit are with the U.S. Nuclear Regulatory Commission and Massachusetts Department of Public Health relating to the Company's Medical Imaging manufacturing operations and with insurance companies in support of third-party liability programs. The performance bonds relate to the sale of Company product to various foreign ministries of health in the Middle East. The Company believes the significant majority of these guarantees will expire without being funded. The amounts of these obligations are presented in the following table:

	Expiration Period		
Dollars in Millions	Total	Less than 1 year	1 to 2 years
Stand-by letters of credit	$61	$60	$1
Performance bonds and guarantees	3	3	—
Total other commercial commitments	$64	$63	$1

NOTE 17 STOCKHOLDERS' EQUITY

Changes in common shares, treasury stock, capital in excess of par value of stock and restricted stock were:

Dollars in Millions	Common Shares Issued	Treasury Shares	Cost of Treasury Stock	Capital in Excess of Par Value of Stock	Restricted Stock
Balance, December 31, 2000	2,197,900,835	244,365,726	$ 9,720	$2,069	$ (56)
Issued pursuant to stock plans and options	2,093,530	(7,175,057)	83	365	(25)
Conversions of preferred stock	16,111	—	—	—	—
Amortization and lapses of restricted stock	—	—	—	(31)	31
Purchases	—	27,198,901	1,586	—	—
Balance, December 31, 2001	2,200,010,476	264,389,570	11,389	2,403	(50)
Issued pursuant to stock plans and options	802,797	(5,551,344)	(50)	116	(30)
Conversions of preferred stock	10,271	—	—	—	—
Amortization and lapses of restricted stock	—	—	—	(28)	28
Purchases	—	5,156,354	163	—	—
Balance, December 31, 2002	2,200,823,544	263,994,580	11,502	2,491	(52)
Issued pursuant to stock plans and options	184,333	(2,965,041)	(62)	6	(23)
Conversions of preferred stock	4,555	—	—	—	—
Amortization and lapses of restricted stock	—	—	—	(20)	20
Balance, December 31, 2003	2,201,012,432	261,029,539	$11,440	$2,477	(55)

Each share of the Company's preferred stock is convertible into 16.96 shares of common stock and is callable at the Company's option. The reductions in the number of issued shares of preferred stock in 2003, 2002 and 2001 were due to conversions into shares of common stock.

Dividends declared per common share were $1.12 in 2003, $1.12 in 2002 and $1.11 in 2001.

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

Dollars in Millions	Foreign Currency Translation	Available for Sale Securities	Deferred Loss on Effective Hedges	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2000 (Restated)	$(1,045)	$—	$ —	$ —	$(1,045)
Other comprehensive income (loss)	160	—	(62)	(5)	93
Balance at December 31, 2001 (Restated)	$ (885)	$—	$ (62)	$ (5)	$ (952)
Other comprehensive income (loss)	161	1	(25)	(89)	48
Balance at December 31, 2002 (Restated)	$ (724)	$ 1	$ (87)	$ (94)	$ (904)
Other comprehensive income (loss)	233	23	(171)	(36)	49
Balance at December 31, 2003	$ (491)	$ 24	$(258)	$(130)	$ (855)

The Company expects to recognize $153 million of deferred hedging losses in net earnings in the next twelve months.

Stock Compensation Plans

Under the Company's 2002 Stock Incentive Plan, officers and key employees may be granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price. The plan also provides for the granting of performance-based stock options to certain key executives.

Under the terms of the 2002 Stock Incentive Plan, authorized shares include 0.9% of the outstanding shares per year through 2007, as well as the number of shares tendered in a prior year to pay the purchase price of options and the number of shares previously utilized to satisfy withholding tax obligations upon exercise. Shares which were available for grant in a prior year but were not granted in such year and shares which were cancelled, forfeited or expired are also available for future grant. The plan incorporates the Company's long-term performance awards.

In addition, the 2002 Stock Incentive Plan provides for the granting of up to 20,000,000 shares of common stock to key employees, subject to restrictions as to continuous employment. Restrictions generally expire over a five-year period from date of grant. Compensation expense is recognized over the restricted period. At December 31, 2003 and 2002, respectively, there were 2,308,930 and 1,705,503 restricted shares outstanding under the plan.

Under the TeamShare Stock Option Plan, full-time employees, excluding key executives, are granted options to purchase the Company's common stock at the market price on the date the options are granted. The Company has authorized 66,000,000 shares for issuance under the plan. Individual grants generally become exercisable evenly on the third, fourth and fifth anniversary of the grant date and have a maximum term of 10 years. Options on 31,525,341 shares have been exercised under the plan as of December 31, 2003.

The fair value of the options granted during 2003, 2002 and 2001 was estimated as $5.15 per common share, $11.12 per common share and $22.59 per common share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	4.0%	3.0%	1.5 %
Volatility	29.7%	31.3%	28.6 %
Risk-free interest rate	3.5%	5.0%	5.75%
Assumed forfeiture rate	3.0%	3.0%	3.0 %
Expected life (years)	7	7	7

Stock option transactions were:

	Shares of Common Stock		Weighted Average of Exercise Price of Shares Under Plan
	Available for Option Plans	Under Plan	
Balance, December 31, 2000	21,177,542	128,844,296	$40.32
Authorized	17,581,816	—	—
Granted	(21,200,624)	21,200,624	62.45
Granted as a result of the Zimmer spin-off(1)	—	6,764,516	41.87
Exercised	—	(13,916,580)	25.17
Lapsed	13,578,556	(13,578,556)	52.92
Balance, December 31, 2001	31,137,290	129,314,300	42.19
Authorized	21,708,554	—	—
Granted	(40,112,732)	40,112,732	37.55
Exercised	—	(7,352,080)	21.64
Lapsed	12,878,965	(12,878,965)	51.44
Balance, December 31, 2002	25,612,077	149,195,987	41.20
Authorized	18,760,704	—	—
Granted	(21,918,897)	21,918,897	23.19
Exercised	—	(3,717,552)	13.76
Lapsed	6,713,860	(6,713,860)	43.62
Balance December 31, 2003	29,167,744	160,683,472	$39.24

(1) Effective with the spin-off of Zimmer on August 6, 2001, unexercised Bristol-Myers Squibb stock options held by Zimmer employees were converted into Zimmer stock options. For remaining unexercised Bristol-Myers Squibb stock options, the number of stock options and the exercise price were adjusted to preserve the intrinsic value of the stock options and the ratio of exercise price to fair value that existed prior to the spin-off.

The following tables summarize information concerning the Company's stock compensation plans and currently outstanding and exercisable options.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	131,534,776	$39.42	22,440,326
Equity compensation plans not approved by security holders	29,148,696	38.42	6,727,418
	160,683,472	$39.24	29,167,744

		Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10 — $20	13,151,215	0.92	$14.10	13,151,215	$14.10
$20 — $30	54,073,575	7.31	$25.01	13,450,126	$22.83
$30 — $40	9,222,056	3.21	$32.39	9,193,556	$32.40
$40 — $50	47,675,447	5.90	$46.99	34,501,362	$46.94
$50 — $60	16,462,768	7.00	$58.05	7,506,108	$58.26
$60 and up	20,098,411	5.49	$63.34	15,817,133	$63.21
	160,683,472			93,619,500	

At December 31, 2003, 277,723,092 shares of common stock were reserved for issuance pursuant to stock plans, options and conversions of preferred stock. Options related to discontinued operations and included in the above amounts are not material.

Note 18
Financial Instruments

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. As a result, the Company utilizes foreign exchange option and forward contracts to offset the effect of exchange rate fluctuations on anticipated foreign currency transactions, primarily intercompany inventory purchases expected to occur within the next two years.

The Company had exposures to net foreign currency denominated assets and liabilities, which approximated $1,932 million and $2,145 million at December 31, 2003 and 2002, respectively, primarily in Europe, Japan, Mexico and Canada.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Canadian dollar and Japanese yen. The notional amounts of the Company's foreign exchange derivative contracts at December 31, 2003 and 2002, were $2,488 million and $1,775 million, respectively. For these derivatives, in which the majority qualify as hedges of future cash flows, the effective portion of changes in fair value is temporarily recorded in comprehensive income and then recognized in earnings when the hedged item affects earnings. Any ineffective portion of hedges is reported in earnings as it occurs. The fair value of option and forward contracts were liabilities of $265 million and $25 million, at December 31, 2003 and 2002, respectively and was recorded in accrued liabilities. The fair value of all foreign exchange contracts is based on year-end currency rates (and the Black-Scholes model in the case of option contracts).

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used comprised principally of fixed to floating rate interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2003 and 2002, the Company entered into several fixed to floating interest rate swap contracts with several financial institutions. The notional amounts of these swaps were $5.5 billion and $3.0 billion as of December 31, 2003 and 2002, respectively. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognized a net reduction in interest expense of $116 million and $23 million in 2003 and 2002, respectively, that reflects the benefit of the lower floating rate obtained in the swap as compared to the fixed rate of the underlying debt. The swap contracts as well as the underlying debt being hedged are recorded at fair value, which resulted in an increase in current assets and long-term debt of $40 million and $133 million at December 31, 2003 and 2002, respectively. Swap contracts are generally held to maturity and the Company does not use derivative financial instruments for speculative purposes.

During 2003 and 2002, the Company reclassified losses of $223 million and $71 million from other comprehensive income to earnings, the majority of which was classified as cost of products sold. In 2001, a gain of $2 million was reclassified from other comprehensive income to other income and expenses.

The carrying amount of the Company's other financial instruments, which includes cash, cash equivalents, marketable securities, accounts receivable and accounts payable, approximates their fair value at December 31, 2003 and 2002. For long-term debt (other than noted above) the difference between the fair value and carrying value is not material.

Note 19
Segment Information

The Company is organized as a pharmaceutical company with related healthcare businesses and has four reportable segments—Pharmaceuticals, OTN, Nutritionals and Other Healthcare. The Pharmaceuticals segment is comprised of the global pharmaceutical and international (excluding Japan) consumer medicines businesses. The OTN segment is a specialty distributor of anticancer medicines and related products. OTN, which was previously included in the Pharmaceuticals segment, met the quantitative thresholds of a reportable segment. Accordingly, prior periods have been reclassified to conform with current year presentations. The Nutritionals segment consists of Mead Johnson, primarily an infant formula business. The Other Healthcare segment consists of the ConvaTec, Medical Imaging, and Consumer Medicines (U.S. and Japan) businesses.

The Company's products are sold principally to the wholesale and retail trade both nationally and internationally. Certain products are also sold to other drug manufacturers, hospitals, clinics, government agencies and the medical profession. Three wholesalers accounted for approximately 15%, 12% and 12%, respectively, of the Company's total net sales in 2003. In 2002 sales to these wholesalers accounted for 14%, 13% and 14%, respectively of the Company's total net sales. In 2001, the same three wholesalers each accounted for approximately 14% of the Company's total net sales. These sales were concentrated in the Pharmaceuticals segment.

Worldwide sales of selected products and product categories were as follows:

	Year Ended December 31,		
Dollars in Millions	**2003**	Restated 2002	Restated 2001
Pharmaceuticals			
Pravachol	**$2,827**	$2,266	$2,101
Plavix	**2,467**	1,890	1,171
TAXOL®	**934**	857	1,112
Paraplatin	**905**	727	592
Avapro/Avalide	**757**	586	487
Sustiva	**544**	455	68
Monopril	**470**	426	413
Glucovance	**424**	246	269
Glucophage XR	**395**	297	230
Zerit/Zerit ER	**354**	443	515
Coumadin	**303**	300	63
Abilify (total revenue)	**283**	25	—
Videx/Videx EC	**267**	262	240
Tequin	**208**	184	250
Glucophage IR	**118**	220	1,838
Serzone	**98**	221	334
Reyataz	**88**	—	—
BuSpar	**35**	53	297
Nutritionals			
Infant formulas	**1,284**	1,172	1,225
Other Healthcare			
Ostomy	**512**	453	447
Cardiolite	**324**	299	66
Wound Therapeutics	**319**	273	249

SEGMENT INFORMATION

Business Segments

Dollars in Millions	Net Sales 2003	Net Sales Restated 2002	Net Sales Restated 2001	Earnings Before Minority Interest and Income Taxes 2003	Earnings Before Minority Interest and Income Taxes Restated 2002	Earnings Before Minority Interest and Income Taxes Restated 2001	Year-end Assets 2003	Year-end Assets Restated 2002
Pharmaceuticals	$14,925	$12,812	$13,558	$4,369	$3,185	$1,857	$11,531	$10,725
Oncology Therapeutics Network	2,241	1,900	1,433	14	15	16	307	328
Nutritionals	2,023	1,821	1,821	542	486	517	1,037	1,085
Other Healthcare	1,705	1,573	1,232	408	427	328	1,242	1,290
Total segments	20,894	18,106	18,044	5,333	4,113	2,718	14,117	13,428
Corporate/Other	—	—	—	(639)	(1,352)	(455)	13,354	11,594
Total	$20,894	$18,106	$18,044	$4,694	$2,761	$2,263	$27,471	$25,022

Corporate/Other principally consists of interest income, interest expense, certain administrative expenses and allocations to the business segments of certain corporate programs. Corporate/Other also includes the gain on sales of businesses/product lines of $30 million and $475 million in 2002 and 2001, respectively; accelerated depreciation of $69 million in 2002; termination benefits and other exit costs of $50 million and $109 million in 2003 and 2002, respectively; asset write-down and impairment charge of $3 million and $53 million in 2003 and 2002, respectively; up-front payments for licensing agreements of $66 million in 2003; downsizing and rationalized operations and facilities of $519 million in 2001; and litigation charges, net, of $220 million, $659 million and $77 million in 2003, 2002 and 2001, respectively. 2002 also includes a $379 million asset impairment charge for ImClone.

The Pharmaceuticals segment includes a charge for acquired in-process research and development of $169 million and $2,772 million in 2002 and 2001, respectively. Additionally in 2003, Pharmaceuticals includes a litigation settlement income of $21 million; an up-front payment for a licensing agreement of $36 million; $53 million of accelerated depreciation of assets in manufacturing facilities in North America expected to be closed by the end of 2006; $11 million charge for asset impairment; $13 million charge for relocation expenses; and $2 million charge for retention bonus benefits. Also in 2001, $74 million of deductions and customer chargebacks related to abandoned product lines that are included as a reduction of net sales were recorded.

Corporate/Other assets include cash and cash equivalents, marketable securities, goodwill and certain other assets.

Dollars in Millions	Capital Expenditures 2003	Capital Expenditures 2002	Depreciation 2003	Depreciation 2002
Pharmaceuticals	$678	$ 878	$391	$312
Oncology Therapeutics Network	1	6	1	1
Nutritionals	50	72	39	45
Other Healthcare	23	25	19	17
Total segments	752	981	450	375
Corporate/Other	73	55	41	52
Total	$825	$1,036	$491	$427

Geographic Areas

Dollars in Millions	Net Sales 2003	Net Sales Restated 2002	Net Sales Restated 2001	Year-end Assets 2003	Year-end Assets Restated 2002
United States	$12,897	$11,348	$11,802	$15,616	$15,560
Europe, Mid-East and Africa	4,985	4,041	3,606	5,001	4,313
Other Western Hemisphere	1,333	1,215	1,289	5,711	4,204
Pacific	1,679	1,502	1,347	1,143	945
Total	$20,894	$18,106	$18,044	$27,471	$25,022

NOTE 20 LEASES

Minimum rental commitments under all non-cancelable operating leases, primarily real estate, in effect at December 31, 2003, were:

Years Ending December 31,	Dollars in Millions
2004	$ 98
2005	95
2006	77
2007	65
2008	46
Later years	75
Total minimum payments	456
Less total minimum sublease rentals	90
Net minimum rental commitments	$366

Operating lease rental expense (net of sublease rental income of $11 million in 2003 and $25 million in 2002 and 2001) was $137 million in 2003, $95 million in 2002 and $80 million in 2001.

NOTE 21 PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal pension plan is the Bristol-Myers Squibb Retirement Income Plan. The funding policy is to contribute amounts to provide for current service and to fund past service liability. Plan benefits are based primarily on years of credited service and on the participant's compensation. Plan assets consist principally of equity and fixed-income securities.

The Company also provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in its comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement and the original retiring Company. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the U.S.

Cost of the Company's deferred benefits and postretirement benefit plans included the following components:

	Pension Benefits		Other Benefits	
Dollars in Millions	2003	Restated 2002	2003	Restated 2002
Service cost — benefits earned during the year	$144	$143	$ 8	$10
Interest cost on projected benefit obligation	275	275	46	46
Expected return on plan assets	(353)	(402)	(15)	(19)
Net amortization and deferral	71	21	7	2
Net periodic benefit cost	137	37	46	39
Curtailments and settlements	(1)	(3)	—	—
Total net periodic benefit cost	$136	$ 34	$46	$39

The Company has elected to defer recognition of the Medicare Prescription Drug Improvement and Modernization Act of 2003 at this time. The accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect the effect of the Act on the retiree medical plan. Specific authoritative guidance on the accounting for the federal subsidy is pending from the FASB and guidance, when issued, could require a change to previously reported information.

Changes in benefit obligations and plan assets for December 31, 2003 and 2002, for the Company's defined benefit and postretirement benefit plans, were

	Pension Benefits		Other Benefits	
Dollars in Millions	2003	Restated 2002	2003	Restated 2002
Benefit obligation at beginning of year	$4,172	$4,012	$717	$ 661
Service cost—benefits earned during the year	144	143	8	10
Interest cost on projected benefit obligation	275	275	46	46
Plan participants' contributions	3	1	4	4
Curtailments and settlements	(3)	(13)	—	—
Transfer from DuPont Pharmaceuticals	—	7	—	—
Actuarial loss	382	107	59	56
Plan amendments	38	16	(13)	—
Benefits paid	(344)	(420)	(65)	(60)
Exchange rate losses	88	44	2	—
Benefit obligation at end of year	$4,755	$4,172	$758	$717
Fair value of plan assets at beginning of year	$3,318	$3,557	$164	$ 168
Actual return on plan assets	707	(473)	41	(25)
Employer contribution	332	554	61	77
Plan participants' contributions	3	1	4	4
Settlements	(3)	(10)	—	—
Transfer from DuPont Pharmaceuticals	—	68	—	—
Transfer in	1	—	—	—
Benefits paid	(344)	(420)	(65)	(60)
Exchange rate gains	71	41	—	—
Fair value of plan assets at end of year	$4,085	$3,318	$205	$ 164
Funded status	$ (670)	$ (854)	$(553)	$(553)
Unamortized net obligation at adoption	10	9	—	—
Unrecognized prior service cost	94	95	(16)	(4)
Unrecognized net actuarial loss	1,676	1,657	188	165
Net amount recognized	$1,110	$ 907	$(381)	$(392)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	$1,327	$1,126	$ —	$ —
Accrued benefit cost	(420)	(369)	(381)	(392)
Intangible assets	10	10	—	—
Accumulated other comprehensive income	193	140	—	—
Net amount recognized	$1,110	$ 907	$(381)	$(392)

Several plans had underfunded accrued benefit obligations that exceeded their accrued benefit liabilities at December 31, 2003 and 2002. Additional minimum liabilities were established to increase the accrued benefit liabilities to the values of the underfunded accrued benefit obligations. This totaled $203 million and $150 million at December 31, 2003 and 2002, respectively, for a U.S. unfunded benefit equalization plan, a U.S. underfunded Key International Plan and for plans in the U.K., Japan, Canada and Belgium. The additional minimum liability was offset by the creation of a $10 million intangible asset and charges to other comprehensive income included in stockholders' equity of $193 million and $140 million at December 31, 2003 and 2002, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $4,154 million and $3,604 million at December 31, 2003 and 2002, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets was:

Dollars in Millions	December 31, 2003	Restated 2002
Projected benefit obligation	$918	$779
Accumulated benefit obligation	791	670
Fair value of plan assets	427	340

This is attributable primarily to an unfunded U.S. benefit equalization plan and several plans in the international markets. The unfunded U.S. benefit equalization plan provides pension benefits for employees with compensation above IRS limits and cannot be funded in a tax-advantaged manner.

Additional information pertaining to the Company's pension and postretirement plans:

	Pension Benefits		Other Benefits	
Dollars in Millions	2003	Restated 2002	2003	Restated 2002
Increase in minimum liability included in other comprehensive income	$53	$132	$—	$—

Weighted-average assumptions used to determine benefit obligations at December 31, were:

	Pension Benefits		Other Benefits	
	2003	Restated 2002	2003	Restated 2002
Discount rate	6.08%	6.56%	6.01%	6.75%
Rate of compensation increase	3.57%	3.33%	3.58%	3.29%

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31, were:

	Pension Benefits		Other Benefits	
	2003	Restated 2002	2003	Restated 2002
Discount rate	6.56%	7.02%	6.75%	7.23%
Expected long-term return on plan assets	8.81%	9.74%	9.00%	10.00%
Rate of compensation increase	3.33%	3.59%	3.29%	3.57%

The Company's expected long-term rate of return on U.S. pension plan assets is 9%. The target asset allocation is 70% public equity (58% U.S., 12% international), 8% private equity and 22% fixed income. The 9% is approximated by applying expected returns of 9% on public equity, 15% on private equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended December 31, 2003 were 9.5% for 10 years, 10.3% for 15 years and 10.8% for 20 years.

U.S. pension plan assets represented 83.9% of total Company pension plan assets at December 31, 2002. The 8.81% disclosed above for total Company expected return on assets for 2003 is below the 9.0% for U.S. pension plans due to the impact of international pension plans, which typically employ a less aggressive asset allocation.

A 9% expected return is disclosed for Other Benefits in 2003 because the relevant assets are invested in the same manner as U.S. pension plan assets and there are no international plan assets.

Assumed health care cost trend rates at December 31 were:

	2003	2002
Health care cost trend rate assumed for next year	9.96%	10.88%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.48%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates do have an effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Dollars in Millions	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$ 3	$ (3)
Effect on postretirement benefit obligation	$52	$(46)

The Company's asset allocation for pension and postretirement benefits at December 31, 2003 and 2002, were:

	Pension Benefits		Other Benefits	
	2003	Restated 2002	2003	Restated 2002
Public equity securities	69.7%	66.3%	70.7%	67.2%
Debt securities (including cash)	25.1	28.1	23.1	26.2
Private equity	5.0	5.4	6.0	6.4
Other	0.2	0.2	0.2	0.2
Total	100.0%	100.0%	100.0%	100.0%

The Company's investment strategy emphasizes equities in order to achieve high expected returns and, in the long run, low expense and low required cash contributions. For the U.S. pension plans, a target asset allocation of 70% public equity (58% U.S., 12% international), 8% private equity and 22% fixed income is maintained and cash flow (i.e., cash contributions, benefit payments) are used to rebalance back to the targets as necessary. Investments are diversified within each of the three major asset categories. About 40% of the U.S. equity is passively managed. Otherwise, all investments are actively managed.

Investment strategies for international pension plans are typically similar, although the asset allocations are usually more conservative.

Bristol-Myers Squibb Company common stock represents less than 1% of plan assets at December 31, 2003 and 2002.

Assets for postretirement benefits are commingled with U.S. pension plan assets and, therefore, the investment strategy is identical to that described above for U.S. pension plans.

Contributions

As a result of improved investment returns in 2003 and significant contributions in recent years, there is no current plan to make cash contributions to the U.S. pension plans in 2004. Significant tax deductible contributions are likely to be allowed under IRS rules, but no minimum contributions will be required.

If contributions are made to the U.S. pension plans, the Company may make tax-deductible contributions to the 401(h) account for retiree medical benefits equal to a portion of the pension normal cost.

Contributions to the international pension plans are now expected to be in the $50 to $70 million range.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Dollars in Millions	Pension Benefits	Other Benefits
2004	$215	$64
2005	224	66
2006	238	67
2007	256	67
2008	272	65
Years 2009 – 2013	1,642	314

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The Company's contribution is based on employee contributions and the level of Company match. The Company's contributions to the plan were $51 million in 2003, $50 million in 2002 and $54 million in 2001.

NOTE 22 LEGAL PROCEEDINGS AND CONTINGENCIES

Various lawsuits, claims, proceedings and investigations are pending against the Company and certain of its subsidiaries. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These matters involve antitrust, securities, patent infringement, the Employee Retirement Income Security Act of 1974, as amended (ERISA), pricing, sales and marketing practices, environmental, health and safety matters, product liability and insurance coverage. The most significant of these matters are described below.

In the fourth quarter of 2003, the Company established reserves for liabilities of $250 million, comprised of $150 million in relation to wholesaler inventory issues and certain other accounting matters as discussed below under Other Securities Matters, and $100 million in relation to pharmaceutical pricing and sales and marketing practices as discussed below under Pricing, Sales and Promotional Practices Litigation and Investigations. It is not possible at this time to reasonably assess the final outcome of these matters. In accordance with GAAP, the Company has determined that the above amounts represent minimum expected probable losses with respect to these groups of matters. Eventual losses related to these matters may exceed these reserves, and the further impact of either one of these groups of matters could be material. The Company does not believe that the top-end of the range for these losses can be estimated. With the exception of the above accruals and those for *TAXOL®*, *BuSpar*, environmental and product liability proceedings, the Company has not established reserves for the matters described below. There can be no assurance that there will not be an increase in the scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material. Management continues to believe, as previously disclosed, that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the Company is reasonably likely to be material to the Company's results of operations and cash flows, and may be material to its financial condition and liquidity.

Plavix Litigation

The Company's U.S. territory partnership under its alliance with Sanofi is a plaintiff in two pending patent infringement lawsuits instituted in the U. S. District Court for the Southern District of New York entitled Sanofi-Synthélabo, Sanofi-Synthélabo Inc., and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (RWS) and Sanofi-Synthélabo, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy's Laboratories, LTD, and Dr. Reddy's Laboratories, Inc., 02-CV-3672 (RWS). Similar proceedings involving Plavix also have been instituted outside the U.S.

The suits were filed on March 21, 2002 and May 14, 2002, respectively, and are based on U.S. Patent No. 4,847,265, a composition of matter patent, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix, and on U.S. Patent No. 5,576,328, which discloses and claims, among other things, the use of clopidogrel to prevent a secondary ischemic event. The plaintiffs later withdrew Patent No. 5,576,328 from the lawsuit. Plaintiffs' infringement position is based on defendants' filing of their Abbreviated New Drug Application (ANDA) with the FDA, seeking approval to sell generic clopidogrel prior to the expiration of the composition of matter patent in 2011. The defendants responded by alleging that the patent is invalid and/or unenforceable. The cases were consolidated for discovery, and fact discovery closed on October 15, 2003.

Teva Pharmaceuticals USA, or Teva, a generic drug manufacturer, has filed an ANDA with the FDA claiming that patent No. 5576328 relating to Plavix is invalid and that two others will not be infringed by Teva. None of these patents is involved in the pending patent infringement litigation involving Plavix. The Teva filing does not challenge the patent at issue in the Plavix litigation and therefore is not expected to have any impact on that litigation; nor does it appear that Teva intends to commercialize a generic form of Plavix prior to the expiration or termination of the patent at issue in the litigation, although there can be no assurance that this will continue to be the case.

Net sales of Plavix were approximately $2.5 billion in 2003 and are expected to grow substantially over the next several years. The Company anticipates that this revenue growth will be an important factor in offsetting expected decreases in sales of the Company's other products that recently have or will experience exclusivity losses during this period.

Currently, the Company expects Plavix to have market exclusivity in the United States until 2011. If the composition of matter patent for Plavix is found not infringed, invalid and/or unenforceable at the district court level, the FDA could then approve the defendants' ANDAs to sell generic clopidogrel, and generic competition for Plavix could begin, before the Company has exhausted its appeals. Such generic competition would likely result in substantial decreases in the sales of Plavix in the U.S.

Although the plaintiffs intend to vigorously pursue enforcement of their patent rights in Plavix, it is not possible at this time reasonably to assess the outcome of these lawsuits, or, if the Company were not to prevail in these lawsuits, the timing of potential generic competition for Plavix. However, if such generic competition were to occur, the Company believes it is very unlikely to occur before sometime in the year 2005. It also is not possible reasonably to estimate the impact of these lawsuits on the Company. However, loss of market exclusivity of Plavix and the subsequent development of generic competition would be material to the Company's sales of Plavix and results of operations and cash flows and could be material to its financial condition and liquidity.

***Vanlev* Litigation**

In April, May and June 2000, the Company, its former chairman of the board and chief executive officer, Charles A. Heimbold, Jr., and its former chief scientific officer, Peter S. Ringrose, Ph.D., were named as defendants in a number of class action lawsuits alleging violations of federal securities laws and regulations. These actions have been consolidated into one action in the U.S. District Court for the District of New Jersey. The plaintiff claims that the defendants disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy and commercial viability of its product *Vanlev* during the period November 8, 1999 through April 19, 2000.

In May 2002, the plaintiff submitted an amended complaint adding allegations that the Company, its present chairman of the board and chief executive officer, Peter R. Dolan, its former chairman of the board and chief executive officer, Charles A. Heimbold, Jr., and its former chief scientific officer, Peter S. Ringrose, Ph.D., disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy, and commercial viability of *Vanlev* during the period April 19, 2000 through March 20, 2002. A number of related class actions, making essentially the same allegations, were also filed in the U.S. District Court for the Southern District of New York. These actions have been transferred to the U.S. District Court for the District of New Jersey. The Company has filed a motion for partial judgment in its favor based upon the pleadings. The plaintiff has opposed the motion, in part by seeking again to amend its complaint, including another attempt to expand the proposed class period. The court has not ruled on the Company's motion to dismiss nor the plaintiff's motion for leave to amend. Discovery is ongoing. The plaintiff purports to seek compensatory damages, costs and expenses on behalf of shareholders.

It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, non-appealable determinations of this litigation, the impact could be material.

Other Securities Matters

During the period March through May 2002, the Company and a number of its current and former officers were named as defendants in a number of securities class action suits. The suits variously alleged violations of federal securities laws and regulations in connection with three different matters: (i) *Vanlev* (as discussed above), (ii) sales incentives and wholesaler inventory levels, and (iii) ImClone, and ImClone's product, ERBITUX. As discussed above, the allegations concerning *Vanlev* have been transferred to the U.S. District Court for the District of New Jersey and consolidated with the action pending there. The remaining actions have been consolidated and are pending in the U.S. District Court for the Southern District of New York. Plaintiffs filed a consolidated class action complaint on April 11, 2003 against the Company and certain current and former officers alleging a class period of October 19, 1999 through March 10, 2003. The consolidated class action complaint alleges violations of federal securities laws in connection with, among other things, the Company's investment in and relationship with ImClone and ImClone's product, ERBITUX, and certain accounting issues addressed in the 2002 Restatement, including issues related to wholesaler inventory and sales incentives, the establishment of reserves, and accounting for certain asset and other sales. The plaintiffs seek compensatory damages, costs and expenses. On August 1, 2003, the Company moved to dismiss the consolidated class action complaint. The plaintiffs have opposed the Company's motion to dismiss and the Company has replied. The motion remains pending before the court. Discovery in this matter is stayed pursuant to the Private Securities Litigation Reform Act. In addition, an action was filed in early October 2003, in New York State Court, making similar factual allegations and asserting a variety of claims including, among others, common law fraud and negligent misrepresentation. No discovery has been taken in this matter. On January 9, 2004, the Company moved to dismiss the complaint.

Beginning in October 2002, a number of the Company's current and former officers and directors were named as defendants in three shareholder derivative suits pending in the U.S. District Court for the Southern District of New York. A number of the Company's current and former officers and directors were named as defendants in three shareholder derivative suits filed during the period March 2003 through May 2003 in the U.S. District Court for the District of New Jersey. In July 2003 the U.S. District Court for the District of New Jersey ordered the three shareholder derivative lawsuits that were filed in that court transferred to the U.S. District Court for the Southern District of New York. Subsequently, the U.S. District Court for the Southern District of New York ordered all six federal shareholder derivative suits consolidated. Plaintiffs have filed a consolidated, amended, verified shareholder complaint against certain members of the board of directors, current and former officers and PricewaterhouseCoopers (PwC), the Company's independent auditors. The Company is a nominal defendant. The consolidated amended complaint alleges, among other things, violations of federal securities laws and breaches of fiduciary duty by certain individual defendants in connection with the Company's conduct concerning, among other things: safety, efficacy and commercial viability of *Vanlev* (as discussed above); the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers; the Company's investment in and relations with ImClone and ImClone's product ERBITUX; and alleged anticompetitive behavior in connection with *BuSpar* and *TAXOL*®. The lawsuit also alleges malpractice (negligent misrepresentation and negligence) by PwC. The plaintiffs seek restitution and rescission of certain officers' and directors' compensation and alleged improper insider trading proceeds; injunctive relief; fees, costs and expenses; contribution from certain officers for alleged liability in the consolidated securities class action pending in the U.S. District Court for the Southern District of New York (as discussed above); and contribution and indemnification from PwC. No discovery has been taken in this matter. On December 19, 2003, the Company moved to dismiss the consolidated amended complaint. Two similar actions are pending in New York State court. Plaintiffs seek equitable relief, damages, costs and attorneys' fees.

The SEC and the U.S. Attorney's Office and a grand jury for the District of New Jersey are investigating the activities of the Company and certain current and former members of the Company's management in connection with the wholesaler inventory issues referenced above and certain other accounting issues. The Company is cooperating with these investigations.

It is not possible at this time reasonably to assess the final outcome of these litigations and investigations or reasonably to estimate the possible loss or range of loss with respect to these litigations and investigations. The Company is producing documents and actively cooperating with these investigations, which investigations could result in the assertion of civil and/or criminal claims against the Company and/or current or former members of the Company's management. If the Company were not to prevail in final, non-appealable determinations of these litigations and investigations, the impact could be material.

ERISA Litigation

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under ERISA in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions have been consolidated in the Southern District of New York under the caption *In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129*. An Amended Consolidated Complaint alleging a class period of January 1, 1999 through March 10, 2003, was served on August 18, 2003. The Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in the Bristol-Myers Squibb Company Savings and Investment Program (Savings Plan) and their beneficiaries for whose benefit the Savings Plan held and/or acquired Company stock at any time during the class period (excluding the defendants, their heirs, predecessors, successors and assigns). The named defendants are the Company, the Bristol-Myers Squibb Company Savings Plan Committee (Committee), thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officer, respectively, of the Company). The Amended Consolidated Complaint generally alleges that the defendants breached their fiduciary duties under ERISA during the class period, by, among other things, continuing to offer the Company Stock Fund and Company stock as investment alternatives under the Savings Plan; continuing to invest Company matching contributions in the Company Stock Fund and Company stock; and failing to disclose that the investments in Company stock were (allegedly) imprudent. The Savings Plan's purchases of Company stock after January 1, 1999 are alleged to have been transactions prohibited by ERISA. Finally, Defendants Heimbold and Dolan are alleged to have breached their fiduciary duties under ERISA by failing to monitor the actions of the Committee. These ERISA claims are predicated upon factual allegations similar to those raised in "Other Securities Matters" above, concerning, among other things: safety, efficacy and commercial viability of *Vanlev*; the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers; the Company's investment in and relations with ImClone and ImClone's product ERBITUX; and alleged anticompetitive behavior in connection with *BuSpar* and *TAXOL*®.

There has not been any significant discovery. On October 2, 2003, the Company and all other defendants moved to dismiss the Amended Consolidated Complaint. The plaintiffs have opposed the motion to dismiss, and the defendants have replied. It is not possible at this time reasonably to predict the final outcome or reasonably to estimate the possible loss or range of loss with respect to the consolidated litigation. If the Company were not to prevail in final, non-appealable determinations of these matters, the impact could be material.

Pricing, Sales and Promotional Practices Litigation and Investigations

The Company, together with a number of other pharmaceutical manufacturers, is a defendant in several private class actions and in actions brought by the Nevada and Montana Attorneys General and the Counties of Suffolk, Westchester and Rockland, New York that are pending in federal and state courts relating to the pricing of certain Company products. The federal cases have been consolidated for pre-trial purposes under the caption *In re Pharmaceutical Industry Average Wholesale Price Litigation*, MDL No. 1456 in the U.S. District Court for the District of Massachusetts (AWP Multidistrict Litigation).

On June 18, 2003, the Court in the AWP Multidistrict Litigation granted the private plaintiffs' motion for leave to file an amended Master Consolidated Complaint (Amended Master Complaint). The Amended Master Complaint contains two sets of allegations against the Company. First, it alleges that the Company's and many other pharmaceutical manufacturers' reporting of prices for certain drug products (20 listed drugs in the Company's case) had the effect of falsely overstating the Average Wholesale Price (AWP) published in industry compendia, which in turn improperly inflated the reimbursement paid to medical providers and others who prescribed and administered those products. Second, it alleges that the Company and certain other defendant pharmaceutical manufacturers conspired with one another in a program called the "Together Rx Card Program" to fix AWPs for certain drugs made available to consumers through the Program. The Amended Master Complaint asserts claims under the federal RICO and antitrust statutes and state consumer protection and fair trade statutes.

The Amended Master Complaint is brought on behalf of two main proposed classes, that are further divided into sub-classes: (i) all persons or entities who, from 1991 forward, (a) directly paid any portion of the price of a listed drug, which price was calculated with reference to AWP or (b) contracted with a pharmacy benefit manager to provide others with the drugs listed in the Amended Consolidated Complaint; and (ii) all persons or entities who, from 2002 forward, paid or reimbursed any portion of the purchase price of a drug covered by the Together Rx Card Program based in whole or in part on AWP.

The Company and the other defendants moved to dismiss the Amended Master Complaint on the grounds that it fails to state claims under the applicable statutes. These motions were denied on February 24, 2004, although the Court dismissed one of the plaintiffs' claims for failure to plead a cognizable RICO "enterprise". Accordingly, the Company and the other defendants will be required to answer the Amended Master Complaint. In addition, the Company has been engaged in and will continue to engage in discovery in private class actions in the AWP Multidistrict Litigation.

The Nevada and Montana Attorneys General complaints assert claims similar to those in the Amended Master Complaint under state law, but also assert claims in the name of their respective States for alleged violations of state Medicaid fraud statutes. The Nevada and Montana Attorneys General cases were originally commenced in their respective state courts but were later removed to the AWP Multidistrict Litigation. Each Attorney General moved to have its case remanded to state court on the ground that there is no federal jurisdiction. On June 11, 2003, the Court in the AWP Multidistrict Litigation ruled that the Nevada action, in which the Company is named, should be remanded to state court on the ground that not all defendants had joined in the original removal petition. The case is now proceeding in Nevada state court. The Court retained jurisdiction over the Montana case. The defendants moved to dismiss the Montana and a second Nevada case, in which the Company is not named. Oral argument was heard on that motion on December 12, 2003, but no ruling has been issued.

Finally, the Company is a defendant in related state court proceedings commenced in New York, New Jersey, California, Arizona and Tennessee, in proceedings by the Attorney General of Pennsylvania and in federal court proceedings commenced by the Counties of Suffolk, Westchester and Rockland, New York (collectively, the New York Counties AWP cases). Those proceedings were transferred to the AWP Multidistrict Litigation for pre-trial purposes, although plaintiffs in the California, Arizona and New Jersey actions sought to remand their cases to the state courts. The California remand motions were denied, the Arizona remand motion was granted, and any other remand motions remain pending. The New York Counties AWP cases allege RICO claims similar to those made in the Amended Master Consolidated Complaint in the AWP Multidistrict Litigation, however, the claims are on behalf of the counties as contributors to New York State's Medicaid obligations. Defendants in the first-filed Suffolk County case have moved to dismiss the amended complaint in that action. Oral argument was heard on that motion on December 12, 2003, but no ruling has issued. With respect to the case remanded to Arizona state court, defendants have filed motions to dismiss or for a stay. A hearing on these motions is currently scheduled for June 10, 2004, with merits discovery stayed until then.

These cases are at a very preliminary stage, and the Company is unable to assess the outcome and any possible effect on its business and profitability, or reasonably estimate possible loss or range of loss with respect to these cases. If the Company were not to prevail in final, non-appealable determinations of these litigations and investigations, the impact could be material.

The Company, together with a number of other pharmaceutical manufacturers, also has received subpoenas and other document requests from various government agencies seeking records relating to its pricing, sales and marketing practices, and "Best Price" reporting for drugs covered by Medicare and/or Medicaid. The requests for records have come from the U.S. Attorney's Office for the District of Massachusetts, the Office of the Inspector General of the Department of Health and Human Services in conjunction with the Civil Division of the Department of Justice, the Office of the Inspector General for the Office of Personnel Management in conjunction with the U.S. Attorney's Office for the Eastern District of Pennsylvania and several states. In addition, a request for information has come from the House Committee on Energy and Commerce in connection with an investigation that the Committee is currently conducting into Medicaid Best Price issues. Finally, the Company has received a civil investigative demand from the Attorney General for the State of Missouri relating to direct to consumer advertising for *Pravachol* for the period of 2001-2003. The Company also received notice of a putative class action lawsuit involving the same issues, filed on February 23, 2004, in Circuit Court of Jackson County Missouri at Kansas City, captioned Richard Summers v. Bristol-Myers Squibb Company. The Company has not been served with this complaint.

On July 22, 2003, the Company announced that it had recently initiated an internal review of certain of its sales and marketing practices. That review focuses on whether these practices comply with applicable anti-kickback laws. It also includes an analysis of these practices with respect to compliance with (i) Best Price reporting and rebate requirements under the Medicaid program and certain other U.S. governmental programs, which reference the Medicaid rebate program and (ii) applicable FDA requirements. The Company has met with representatives of the U.S. Attorney's Office for the District of Massachusetts to discuss the review. The Company has received a subpoena from the U.S. Attorney's Office for the District of Massachusetts. The Company's internal review is expected to continue until resolution of pending governmental investigations of related matters.

The Company is producing documents and actively cooperating with these investigations, which could result in the assertion of civil and/or criminal claims. The Company is unable to assess the outcome of, or to reasonably estimate the possible loss or range of loss with respect to, these investigations, which could include the imposition of fines, penalties, administrative remedies and/or liability for additional rebate amounts. If the Company were not to prevail in final, non-appealable determinations of these litigations and investigations, the impact could be material.

CTLA4Ig Litigation

On August 17, 2000, Repligen Corporation (Repligen) and the University of Michigan instituted a lawsuit against the Company in the U.S. District Court for the Eastern District of Michigan. The suit alleged that Dr. Craig Thompson, formerly a professor at the University of Michigan, had been involved in a collaboration with certain of the Company's scientists, and that Thompson's activity in the collaboration made him a rightful inventor on several patents that the Company later obtained covering soluble forms of CTLA4 and related methods of use. After conducting a trial, in September 2003 the District Court ruled that Repligen and the University of Michigan had failed to prove that Thompson made any inventive contribution to the patents in suit, and thus he was not entitled to be added as a sole or joint inventor on the Company's patents. Repligen and the University of Michigan appealed the District Court's decision to the U.S. Court of Appeals for the Federal Circuit.

ERBITUX Litigation

On October 28, 2003, a complaint was filed by Yeda Research and Development Company Ltd. (Yeda) against ImClone Systems and Aventis Pharmaceuticals, Inc. in the U.S. District Court for the Southern District of New York. This action alleges and seeks that three individuals associated with Yeda should also be named as coinventors on U.S. Patent No. 6,217,866, which covers the therapeutic combination of any EGFR monoclonal antibody and anti-neoplastic agents, such as chemotherapeutic agents, for use in the treatment of cancer. If Yeda's action were successful, Yeda could be in a position to practice, or to license others to practice, the invention. This could result in product competition for ERBITUX that might not otherwise occur. The Company, which is not a party to this action, is unable to predict the outcome at this stage in the proceedings.

Product Liability Litigation

The Company is a party to product liability lawsuits involving allegations of injury caused by the Company's pharmaceutical and over-the-counter medications. The majority of these lawsuits involve certain over-the-counter medications containing phenylpropanolamine (PPA), or the Company's *Serzone* and *Stadol* NS prescription drugs. In addition to lawsuits, the Company also faces unfiled claims involving the same products.

PPA. In May 2000, Yale University published the results of its Hemorrhagic Stroke Project, which concluded that there was evidence of a suggestion that PPA may increase the risk of hemorrhagic stroke in a limited population. In November 2000, the FDA issued a Public Health Advisory and requested that manufacturers of PPA-containing products voluntarily cease manufacturing and marketing them. At that time, the only PPA-containing products manufactured or sold by the Company were *Comtrex* (liquid gel formulations only) and *Naldecon*. On or about November 6, 2000, the Company, as well as other manufacturers of PPA containing products, discontinued the manufacture and marketing of PPA containing products and allowed customers to return any unused product that they had in their possession.

In January 2001, the Company was served with its first "PPA" lawsuit. The Company currently is a defendant in approximately 148 personal injury lawsuits, filed on behalf of approximately 355 plaintiffs, in federal and state courts throughout the United States. The majority of these lawsuits involve multiple defendants. Among other claims, plaintiffs allege that PPA causes hemorrhagic and ischemic strokes, that the defendants were aware of the risk, failed to warn consumers and failed to remove PPA from their products. Plaintiffs seek compensatory and punitive damages. All of the federal cases have been transferred to the U.S. District Court for the Western District of Washington, *In re Phenylpropanolamine (PPA) Products Liability Litigation*, MDL No. 1407. The District Court has denied all motions for class certification and there are no class action lawsuits pending against the Company in this litigation.

On June 18, 2003, the District Court issued a ruling effectively limiting the plaintiffs' claims to hemorrhagic and ischemic strokes. Rulings favorable for the defendants included the inadmissibility of expert testimony in cases alleging injuries occurring more than three days after ingestion of a PPA containing product and cases involving psychoses, seizures and cardiac injuries. The Company expects to be dismissed from additional cases in which its products were never used by the plaintiffs and where plaintiffs' alleged injury occurred more than three days after ingestion of a PPA containing product or where a plaintiff suffered from cardiac injuries or psychoses.

Serzone. *Serzone* (nefazodone hydrochloride) is an antidepressant that was launched by the Company in May 1994 in Canada and in March 1995 in the United States. In December 2001, the Company added a black box warning to its *Serzone* label warning of the potential risk of severe hepatic events including possible liver failure and the need for transplantation and risk of death. Within several months of the black box warning being added to the package insert for *Serzone*, a number of lawsuits, including several class actions, were filed against the Company. Plaintiffs allege that the Company knew or should have known about the hepatic risks posed by *Serzone* and failed to adequately warn physicians and users of the risks. They seek compensatory and punitive damages, medical monitoring, and refunds for the costs of purchasing *Serzone*.

At present, the Company has 182 lawsuits, on behalf of 2,038 plaintiffs, pending against it in federal and state courts throughout the United States. Twenty-four of these cases are pending in New York state court and have been consolidated for pretrial discovery. In addition, there are approximately 652 alleged, but unfiled, claims of injury associated with *Serzone*. In August 2002, the federal cases were transferred to the U.S. District Court for the Southern District of West Virginia, *In Re Serzone Products Liability Litigation*, MDL 1477. Although discovery is still at a very early stage it appears that very few of these cases involve liver failure. In June 2003, the District Court dismissed the class claims in all but two of the class action complaints. Although a number of the class action complaints filed against the Company had sought the certification of one or more personal injury classes, the remaining class action complaints do not seek the certification of personal injury classes. On January 30, 2004, the court issued an order setting the hearing on class certification for October 20, 2004. In addition to the cases filed in the United States, there are three national class actions filed in Canada.

***Stadol* NS.** *Stadol* NS was approved in 1992 by the FDA as an unscheduled opioid analgesic nasal spray. In February 1995 the Company asked the FDA to schedule *Stadol* NS as a Schedule IV, low potential for abuse, drug due to post-marketing reports suggestive of inappropriate use of the product. On October 31, 1997, it became a Schedule IV drug. Since 1997, the Company has received a number of lawsuits involving *Stadol*. In late 2002, the number of filed suits increased due to newly passed tort reform legislation, which became effective on January 1, 2003. Most, if not all, of the plaintiffs in these new suits had previously asserted claims against the Company for their alleged injuries.

The Company currently is a party in 51 cases pending, on behalf of a total of approximately 908 plaintiffs, in federal and state courts throughout the United States. Plaintiffs claim that the Company committed fraud on the FDA and wrongfully promoted *Stadol* NS as non-addictive. Further, plaintiffs allege that the Company failed to adequately warn of the addiction and dependency risk associated with the use of *Stadol* NS. In addition to these lawsuits, there are approximately 9,600 alleged and unfiled claims of which approximately 80 are active. The majority of the cases and claims are pending in Mississippi.

In addition to the cases filed in the United States, there are two class actions and one individual case filed in Canada.

Breast Implant Litigation

The Company, together with its subsidiary Medical Engineering Corporation (MEC) and certain other companies, remains a defendant in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from polyurethane-covered breast implants and smooth-walled breast implants formerly manufactured by MEC or a related company. The vast majority of claims against the Company in direct lawsuits have been resolved through settlements or trial. Likewise, claims or potential claims against the Company registered in the nationwide class action settlement approved by the Federal District Court in Birmingham, Alabama (Revised Settlement), have been or will be resolved through the Revised Settlement. The Company has established accruals in respect of breast implant product liability litigation. The Company believes that any possible loss in addition to the amounts accrued will not be material.

The Company intends to vigorously defend its product liability lawsuits and believes that the majority of these cases and claims are without merit. While it is not possible at this time to reasonably assess the final outcome of the Company's pending product liability lawsuits and unfiled claims with certainty, management is of the opinion that the ultimate disposition of these matters should not have a material adverse effect on the Company's financial position. The Company believes that it has adequate self-insurance reserves and commercially available excess insurance to cover potential loss related to its product liability cases and claims.

Platinol Litigation

On February 13, 2004, a class action complaint was filed by North Shore Hematology-Oncology Associates, P.C. against the Company in the U.S. District Court for the District of Columbia. This is a putative class action brought on behalf of direct purchasers of *Platinol* that alleges that the Company violated federal antitrust laws by maintaining a monopoly in the U.S. market. The allegations focus on the Company's actions concerning U.S. Patent No. 5,562,925 ('925 patent), including the procurement of the '925 patent, submission of information relating to the '925 patent for listing in the Orange Book, and initiation of previous lawsuits against potential generic manufacturers based on the '925 patent. Plaintiffs seek declaratory judgment and damages (including treble damages).

The Company markets *Platinol* under exclusive patent licenses from Research Corporation Technologies (RCT).

The Federal Trade Commission (FTC) also opened an investigation relating to *Platinol*. This matter was settled with the entry of a consent decree, which is in effect until April 14, 2013.

It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, non-appealable determinations of this litigation, the impact could be material.

TAXOL® Litigation

In 2000, 2001 and 2002, a number of putative class actions were brought against the Company, alleging antitrust, consumer protection and similar claims concerning the Company's actions to obtain and enforce patent rights relating to *TAXOL®*. A number of state attorneys general brought similar claims, and certain insurers asserted similar claims without filing suits. All of these matters have been settled, and those that required court approval had been given final approval by the supervising court. The total amount of the settlements was $144 million. Of that amount, $135 million was accrued in 2002. The remaining $9 million was accrued in 2003.

The FTC also opened an investigation relating to *TAXOL®*. This matter was settled with the entry of a consent decree, which is in effect until April 14, 2013.

An additional case based on the same allegations was brought by a small generic drug manufacturer in 2003. The Company moved to dismiss that case, and the court granted the motion in July 2003. The plaintiff sought reconsideration of this decision and was unsuccessful. The plaintiff has filed a notice of appeal in the U.S. Court of Appeals for the Seventh Circuit. It is not possible at this time reasonably to assess the final outcome of this suit or reasonably to estimate the possible loss or range of loss if the dismissal were reversed. If the dismissal were reversed, and if the Company were not to prevail in a final, non-appealable determination of the action, the impact could be material.

BuSpar Litigation

In 2001, a number of putative class actions were brought against the Company, alleging antitrust, consumer protection and similar claims concerning the Company's actions to obtain and enforce patent rights relating to *BuSpar*. A number of state attorneys general brought similar claims, and certain insurers, generic drug manufacturers and chain drug stores asserted similar claims. All of these matters have been settled, and those that required court approval have been given final approval by the supervising court. The total amount of the settlements was $551 million. Of that amount, $35 million was accrued in 2001, and $500 million was accrued in 2002. The remaining $16 million was accrued in 2003.

The FTC also opened an investigation relating to *BuSpar*. This matter was settled with the entry of a consent decree, which is in effect until April 14, 2013.

Environmental Proceedings

The following discussion describes (i) environmental proceedings with a governmental authority which may involve potential monetary sanctions of $100,000 or more (the threshold prescribed by specific SEC rule), (ii) a civil action or an environmental claim that could result in significant liabilities, (iii) updates of ongoing matters, or the resolution of other matters, disclosed in recent public filings and (iv) a summary of environmental remediation costs.

The preliminary results of an internal audit performed at the Company's facility in Hopewell, N.J. indicate that operations at the site's wastewater treatment plant and related discharges may not be in compliance with the New Jersey Water Pollution Control Act and its implementing regulations or the terms of the Company's discharge permits. The Company reported its findings to the New Jersey Department of Environmental Protection (NJDEP) in February 2004, and is currently engaged in settlement discussions with the State. None of the results of the audit suggest that there has been any adverse impact to public health. The Company has taken, and will continue to take, corrective actions to address identified deficiencies and to prevent future occurrences.

In January 2004, NJDEP sent the Company, and approximately five other companies, an information request letter relating to a site in North Brunswick Township, N.J. where waste materials from E.R. Squibb & Sons (Squibb), a wholly owned subsidiary of BMS, may have been disposed of from the 1940s through the 1960s. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered in Fall 2003 during an expansion project at the North Brunswick Township High School. The school board and the Township, who are the current owners of the site, are preparing to submit a workplan to the NJDEP and have asked the Company to contribute to the cost of remediation. The Company is in discussions with NJDEP, the site owners and other potentially responsible parties. The site investigation is ongoing, and no claims have been asserted against the Company.

In September 2003, the NJDEP issued an administrative enforcement Directive and Notice under the New Jersey Spill Compensation and Control Act requiring the Company and approximately 65 other companies to perform an assessment of natural resource damages and to implement unspecified interim remedial measures to restore conditions in the Lower Passaic River. The Directive alleges that the Company is liable because it historically sent bulk waste to the former Inland Chemical Company facility in Newark, New Jersey, and that releases of hazardous substances from this facility have migrated into Newark Bay and continue to have an adverse impact on the Lower Passaic River watershed. Subsequently, the U.S. Environmental Protection Agency (USEPA) also issued a notice letter under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to numerous parties—but not including BMS—seeking their cooperation in a study of conditions in substantially the same stretch of the Passaic River that is the subject of NJDEP's Directive. USEPA estimates this study will cost $20 million. This study may also lead to clean-up actions, directed by USEPA and the Army Corps of Engineers. The extent of any liability, under either the Directive or USEPA's notice letter, cannot yet be determined. Although the Company does not believe BMS has caused or contributed to any contamination in the Lower Passaic River watershed, the Company has informed NJDEP that it is willing to discuss their allegations against the Company. The NJDEP Directive states that if the responsible parties do not cooperate, the NJDEP may perform the damage assessment and restoration and take civil action to recover its remedial costs, treble damages for administrative costs, and penalties.

On October 16, 2003 the Michigan Department of Environmental Quality (MDEQ) sent the Company a Letter of Violation (LOV) alleging that, over an unspecified period of time, emissions from certain digestion tanks at Mead Johnson's Zeeland, Michigan facility exceeded an applicable limit in the facility's renewable operating air permit. The LOV requires the Company to take corrective action and to submit a compliance program report. Although MDEQ has not demanded fines or penalties, further enforcement action could result in penalties or injunctive relief. The Company is contesting the allegations in the LOV.

In July 2003, the NJDEP advised Squibb that it believed the Company violated the Clean Air Act by failing to comply with Prevention of Significant Deterioration requirements in connection with its replacement of a gas turbine at the Company's cogeneration facility at the New Brunswick, New Jersey facility in 1997. On December 3, 2003, the Company settled this matter with the NJDEP by signing an Administrative Consent Order, which requires the Company to submit a permit application creating a facility-wide emissions cap and to pay an administrative fine of approximately $28,000.

In May 2003, the Environmental Quality Board of Puerto Rico issued a notice to Bristol-Myers Squibb alleging five violations of the federal Resource Recovery and Conservation Act relating to recordkeeping or storage requirements for hazardous wastes at the Company's facility in Humacao. Based on its prior dealings with the EQB and the technical nature of the alleged violations, the Company believes that any penalties imposed will not be significant.

The Company is one of several defendants in a class action suit filed in superior court in Puerto Rico in February 2000 by residents alleging that air emissions from a government owned and operated wastewater treatment facility in Barceloneta have caused respiratory ailments and violated local air rules. The Company believes its wastewater discharges to the treatment facility are in material compliance with the terms of the Company's permit. The Company believes that this litigation will be resolved for an immaterial amount, nevertheless, this suit is still at an initial stage and, in the event of an adverse judgment, the Company's ultimate financial liability could be significantly greater than anticipated.

The Company is also responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third parties. The Company estimates these costs based on information obtained from the USEPA, the relevant agency, and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, other potentially responsible parties (PRP), and the Company accrues liabilities when they are probable and reasonably estimable. The Company estimates its share of the total future costs for these sites is approximately $58 million which represents the sum of best estimates or, where no simple estimate can reasonably be made, estimates of minimums of such costs (without taking into account any potential recoveries from other parties, which are not currently expected). The Company has paid less than $4 million (excluding legal fees) in each of the last five years for investigation and remediation of such matters, including liabilities under CERCLA and other on-site remediations.

Although it is not possible to predict with certainty the outcome of these environmental proceedings or the ultimate costs of remediation, the Company does not believe that any reasonably possible expenditures that the Company may incur in excess of existing reserves will have a material adverse effect on its business, financial position, or results of operations.

Indemnification of Officers and Directors

The Company's corporate by-laws require that, except to the extent permitted by law, the Company shall indemnify its officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal actions or proceedings, as it relates to their services to the Company and its subsidiaries. The by-laws provide no limit on the amount of indemnification. Indemnification is not permitted in the case of willful misconduct, knowing violation of criminal law, or improper personal benefit. As permitted under the laws of the state of Delaware, the Company has for many years purchased directors and officers insurance coverage to cover claims made against the directors and officers. The amounts and types of coverage have varied from period to period as dictated by market conditions. There are various excess policies that provide additional coverage. The litigation matters and regulatory actions described above involve certain of the Company's current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, certain prior period insurance policies. However, certain indemnification payments may not be covered under the Company's directors and officers insurance coverage. The Company cannot predict with certainty the extent to which the Company will recover from its insurers the indemnification payments made in connection with the litigation matters and regulatory actions described above.

On July 31, 2003, one of the Company's insurers, Federal Insurance Company, filed a lawsuit in New York Supreme Court against the Company and several current and former officers and members of the board of directors, seeking rescission, or in the alternative, declarations allowing Federal to avoid payment under certain Directors and Officers insurance policies and certain Fiduciary Liability insurance policies with respect to potential liability arising in connection with the matters described under the "*Vanlev* Litigation," "Other Securities Matters" and "ERISA Litigation" sections above. No discovery has been taken in this matter. On October 3, 2003, another of the Company's insurers, SR International Business Insurance Co. Ltd. (SRI), informed the Company that it intended to try to avoid certain insurance policies issued to the Company on grounds of alleged material misrepresentation or non-disclosure, and that it had initiated arbitration proceedings in London, England. SRI has indicated that it intends to rely upon allegations similar to those described in the "Other Securities Matters" section above in support of its avoidance action. It is not possible at this time reasonably to assess the final outcome of these matters or reasonably to estimate the possible loss or range of loss with respect to these matters. If the Company were not to prevail in final, non-appealable determinations of these matters, the impact could be material.

NOTE 23
SUBSEQUENT EVENTS

In December 2003, the Company confirmed that Mead Johnson, a wholly owned subsidiary of the Company, had reached an agreement with Novartis AG (Novartis) to sell to Novartis its Adult Nutritional business. Under the terms of the agreement, Novartis will acquire the brands, trademarks, patents and intellectual property rights of the Mead Johnson global adult medical nutrition business for $385 million, including $20 million contingent on a product conversion and a $22 million upfront payment for a supply agreement. The transaction was closed in February 2004 and a pre-tax gain of approximately $290 million is expected to be recorded in the first quarter of 2004. In 2003, Adult Nutritional products recorded sales of over $200 million.

The Company announced in January 2004 that it has agreed to acquire Acordis Specialty Fibres (Acordis), a privately held company based in the United Kingdom that licenses patent rights and supplies materials to ConvaTec for its Wound Therapeutics line. The transaction is subject to regulatory approval which has not been granted. If the transaction is completed, the Company expects to record an in-process research and development charge between $50 million to $70 million.

The FDA approved the BLA for ERBITUX, the anticancer agent that the Company is developing in partnership with ImClone, in February 2004. ERBITUX Injection is for use in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. In accordance with the agreement, the Company paid ImClone in March 2004, $250 million as a milestone payment for the approval of ERBITUX by the FDA.

NOTE 24

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The Selected Quarterly Financial data has been revised to reflect the restatement. For a discussion of the restatement, see Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001.

2003 Dollars in Millions, Except per Share Data	First Quarter As Previously Reported	First Quarter As Restated	Second Quarter As Previously Reported	Second Quarter As Restated	Third Quarter As Previously Reported	Third Quarter As Restated
Net Sales	$4,711	$4,728	$5,052	$5,129	$5,337	$5,372
Gross Margin	3,026	3,019	3,256	3,277	3,429	3,443
Net Earnings (1)(2)	$ 761	$ 792	$ 878	$ 902	$ 884	$ 906
Earnings per Common Share:						
Basic	$ .39	$ .41	$ .45	$ .47	$ .46	$ .47
Diluted(3)	$ .39	$ .41	$ .45	$ .46	$ .45	$ .47
Dividends declared per common share	$ .28	$ .28	$ .28	$ .28	$ .28	$ .28
Cash and cash equivalents	$4,328	$2,357	$4,307	$2,342	$4,953	$2,678
Marketable securities	$ 20	$1,991	$ 114	$2,079	$ 86	$2,361

2002 Dollars in Millions, Except per Share Data	First Quarter As Previously Reported	First Quarter As Restated	Second Quarter As Previously Reported	Second Quarter As Restated	Third Quarter As Previously Reported	Third Quarter As Restated
Net Sales	$4,661	$4,674	$4,127	$4,097	$4,537	$4,524
Gross Margin	3,159	3,166	2,661	2,617	2,883	2,856
Earnings from Continuing Operations (1)(5)	$ 842	$ 853	$ 479	$ 477	$ 339	$ 310
Discontinued Operations, net(4)	14	14	—	—	18	18
Net Earnings	$ 856	$ 867	$ 479	$ 477	$ 357	$ 328
Earnings per Common Share:						
Basic						
Earnings from Continuing Operations (1)(5)	$ .43	$ .44	$ .25	$ .25	$ .18	$ .16
Discontinued Operations, net(4)	.01	.01	—	—	.01	.01
Net Earnings	$ .44	$ .45	$ .25	$ .25	$ .19	$ .17
Diluted(3)						
Earnings from Continuing Operations (1)(5)	$ .43	$ .43	$ .25	$ .25	$ .17	$ .16
Discontinued Operations, net(4)	.01	.01	—	—	.01	.01
Net Earnings	$ .44	$ .44	$ .25	$ .25	$ .18	$ .17
Dividends declared per common share	$ .28	$ .28	$ .28	$ .28	$ .28	$ .28
Cash and cash equivalents	$3,382	$2,851	$3,547	$2,957	$3,562	$3,136
Marketable securities	$ 198	$ 729	$ 72	$ 662	$ 35	$ 461

Note: Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.

(1) 2003 includes litigation settlement charges of $16 million and $265 million in the second and fourth quarters, respectively. The first, second and third quarters include litigation settlement income of $21 million, $57 million and $4 million, respectively. The first, second, third and fourth quarters include provisions for restructuring and other items of $26 million, $29 million, $37 million and $39 million, respectively. The second, third and fourth quarters include reversals of prior period restructuring and other items of $25 million, $3 million and $10 million, respectively. The third and fourth quarters include up-front payments for licensing agreements of $21 million and $81 million, respectively. 2002 includes a gain from the sale of product lines of $30 million in the first quarter. The first, third and fourth quarters include write-offs for acquired in-process research and development of $160 million, $7 million and $2 million, respectively. The second and fourth quarters include provisions for restructuring and other items of $4 million and $93 million, respectively. The first and third quarters include reversals of prior period restructuring and other items of $1 million and $28 million, respectively. Litigation settlement charges of $90 million and $569 million were included in the first and third quarters, respectively. Also, the third quarter includes a $379 million asset impairment charge for ImClone.

(2) The principal corrections in the 2003 restatement, which are discussed in Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001 above, were for intercompany foreign exchange gains and losses in the first quarter, the previously disclosed WIC rebates accrual in the second quarter and the previously disclosed minority interest tax adjustment in the third quarter as well as for intercompany foreign exchange gains and losses, income taxes and vacation accrual in the third quarter.

2003 Dollars in Millions, Except per Share Data	Fourth Quarter As Reported	Year As Reported
Net Sales	$5,665	$20,894
Gross Margin	3,563	13,302
Net Earnings(1)	$ 506	$ 3,106
Earnings per Common Share:		
Basic	$ .26	$ 1.60
Diluted(3)	$ .26	$ 1.59
Dividends declared per common share	$ .28	$ 1.12
Cash and cash equivalents	$2,444	$ 2,444
Marketable securities	$3,013	$ 3,013

2002 Dollars in Millions, Except per Share Data	Fourth Quarter As Previously Reported	Fourth Quarter As Restated	Year As Previously Reported	Year As Restated
Net Sales	$4,794	$4,811	$18,119	$18,106
Gross Margin	3,028	2,935	11,731	11,574
Earnings from Continuing Operations (1)(5)	$ 374	$ 427	$ 2,034	$ 2,067
Discontinued Operations, net (4)	—	38	32	70
Net Earnings	$ 374	$ 465	$ 2,066	$ 2,137
Earnings per Common Share:				
Basic				
Earnings from Continuing Operations (1)(5)	$ .19	$ .22	$ 1.05	$ 1.07
Discontinued Operations, net (4)	—	.02	.02	.04
Net Earnings	$ .19	$ .24	$ 1.07	$ 1.11
Diluted(3)				
Earnings from Continuing Operations (1)(5)	$ .19	$ .22	$ 1.05	$ 1.06
Discontinued Operations, net (4)	—	.02	.02	.04
Net Earnings	$ .19	$ .24	$ 1.07	$ 1.10
Dividends declared per common share	$ .28	$ .28	$ 1.12	$ 1.12
Cash and cash equivalents	$3,978	$2,367	$ 3,978	$ 2,367
Marketable securities	$ 11	$1,622	$11	$ 1,622

(3) Common equivalent shares excluded from the computation of diluted earnings per share, because the effect would be antidilutive, were as follows (in millions):

	Third Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2003	120	117	116	114	114
2002	81	119	124	121	121

(4) In 2002, the first quarter discontinued operations results included a purchase price adjustment related to the Clairol transaction of $24 million ($14 million net of tax). The third quarter discontinued operations results included a litigation provision of $10 million ($6 million net of tax) and a gain adjustment relating to the Clairol transaction of $41 million ($24 million net of tax). The fourth quarter discontinued operations results included a $38 million reduction in provision for income taxes due to a reduction in the tax contingency reserve related to the Zimmer spin-off.

(5) The principal corrections to interim periods in 2002 in the 2003 Restatement, which is discussed in Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001 above, were for intercompany foreign exchange gains and losses in the third quarter, and goods in transit and adjustments to provisions for income taxes in the fourth quarter.

Report of Management

Management is responsible for the preparation, presentation and integrity of the financial information presented in this Report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Company maintains a system of internal controls and procedures to provide reasonable assurance that transactions are properly authorized and that they are appropriately recorded and reported in the financial statements and that Company assets are adequately safeguarded. The system consists, in part, of the careful selection, training and development of financial managers, the dissemination of written internal accounting policies and an organizational structure that segregates responsibilities. The Company's internal auditors continually evaluate the adequacy and effectiveness of this system of internal accounting, policies, procedures and controls, and actions are taken to correct deficiencies as they are identified. As set forth in the Company's Standards of Business Conduct and Ethics and in the Company's Pledge, the Company is committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

PricewaterhouseCoopers LLP, the Company's independent accountants, have audited the annual financial statements in accordance with auditing standards generally accepted in the United States of America. Their report appears on this page.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with the internal auditors, the independent accountants and management to review accounting, auditing, internal control structure and financial reporting matters. The internal auditors and independent accountants have full and free access to the Audit Committee.

Peter R. Dolan
Chairman of the Board and
Chief Executive Officer

Andrew R.J. Bonfield
Senior Vice President and
Chief Financial Officer

March 9, 2004

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Bristol-Myers Squibb Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of comprehensive income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001, the Company has restated previously issued financial statements.

As described in Note 1, Accounting Policies, in 2001 the Company changed its method of accounting for business combinations and goodwill arising from transactions consummated subsequent to June 30, 2001 and in 2002 changed its method of accounting for goodwill arising from transactions consummated prior to July 1, 2001 and for the impairment of long-lived assets.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 9, 2004

FIVE-YEAR FINANCIAL SUMMARY

The Five-Year Financial Summary has been revised to reflect the restatement. For a discussion of the restatement, see Note 2, Restatement of Previously Issued Financial Statements for Years Ended December 31, 2002 and 2001.

Dollars in Millions, Except per Share Data	2003	Restated 2002	Restated 2001	Restated 2000 (2)	Restated 1999 (2)
Income Statement Data: (1)					
Net Sales	$20,894	$18,106	$18,044	$17,519	$16,491
Earnings from Continuing Operations Before Minority Interest and Income Taxes	4,694	2,761	2,263	5,263	4,733
Earnings from Continuing Operations	3,106	2,067	1,871	3,686	3,664
Earnings from Continuing Operations per Common Share:					
Basic	$ 1.60	$ 1.07	$ .96	$ 1.87	$ 1.85
Diluted	$ 1.59	$ 1.06	$ .95	$ 1.85	$ 1.81
Average common shares outstanding					
Basic	1,937	1,936	1,940	1,965	1,984
Diluted	1,950	1,942	1,965	1,997	2,027
Dividends paid on common and preferred stock	$ 2,169	$ 2,168	$ 2,137	$ 1,930	$ 1,707
Dividends declared per Common Share	$ 1.12	$ 1.12	$ 1.11	$ 1.01	$.89
Financial Position Data at December 31: (3)					
Total Assets	$27,471	$25,022	$27,864	$17,924	$17,310
Cash and cash equivalents	2,444	2,367	4,552	3,085	2,646
Marketable securities	3,013	1,622	1,102	300	311
Long-term debt	8,522	6,261	6,237	1,336	1,342
Stockholders' Equity	9,786	8,756	8,762	7,634	7,538

(1) The Company recorded several items that affected the comparability of results, which are set forth in the table under Management's Discussion and Analysis of Financial Condition and Results of Operations—Earnings for the years 2003, 2002 and 2001. For a discussion of these items, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Net Sales, Note 3, Alliances and Investments, Note 4, Restructuring and Other Items, Note 5, Acquisitions and Divestitures and Note 6, Discontinued Operations.

(2) The 2003 Restatement adjustments affecting the years 2000 and 1999 are set forth in the following table:

	2000		1999	
Dollars in Millions	As Previously Reported	As Restated	As Previously Reported	As Restated
Net Sales	$17,538	$17,519	$16,502	$16,491
Earnings from Continuing Operations	3,830	3,686	3,423	3,664
Earnings from Continuing Operations per Common Share:				
Basic	$1.95	$1.87	$1.73	$1.85
Diluted	$1.92	$1.85	$1.69	$1.81
Financial Position Data (at December 31):				
Total Assets	$17,756	$17,924	$17,101	$17,310
Stockholders' Equity	7,888	7,634	7,644	7,538

The 2003 Restatement adjustments affecting the years 2000 and 1999 are adjustments with respect to net sales, intercompany foreign exchange gains and losses, international pension and employee benefit plan accrual, income taxes and other restatement items, as described in Note 2, Restatement of Previously Issued Financial Statements.

(3) Includes discontinued operations for the years 1999 and 2000.

BOARD OF DIRECTORS

ROBERT E. ALLEN
Retired Chairman and Chief Executive Officer, AT&T Corporation (a,b,d)

LOUIS V. GERSTNER, JR.
Retired Chairman and Chief Executive Officer, IBM Corporation (b,d)

LEWIS B. CAMPBELL
Chairman, President and Chief Executive Officer, Textron Inc. (a,b,c)

LAURIE H. GLIMCHER, M.D.
Professor of Medicine and Immunology, Harvard Medical School and Harvard School of Public Health (a,b)

VANCE D. COFFMAN
Chairman and Chief Executive Officer, Lockheed Martin Corporation (a,c)

LEIF JOHANSSON
President, AB Volvo, and Chief Executive Officer, The Volvo Group (a,b)

PETER R. DOLAN
Chairman and Chief Executive Officer Bristol-Myers Squibb Company (d)

JAMES D. ROBINSON III
Chairman and Chief Executive Officer, RRE Investors (b,c,d)

ELLEN V. FUTTER
President, American Museum of Natural History (b)

LOUIS W. SULLIVAN, M.D.
President Emeritus, Morehouse School of Medicine (a,c)

(a) Audit Committee (b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee (d) Executive Committee

EXECUTIVE COMMITTEE

PETER R. DOLAN
Chairman and Chief Executive Officer

LAMBERTO ANDREOTTI
Senior Vice President and President, International

ANTHONY C. HOOPER
President, U.S. Pharmaceuticals

STEPHEN E. BEAR
Senior Vice President, Human Resources

TAMAR D. HOWSON
Senior Vice President, Corporate and Business Development

ANDREW G. BODNAR, M.D.
Senior Vice President, Strategy and Medical & External Affairs

JOHN L. MCGOLDRICK
Executive Vice President and General Counsel

ANDREW R. J. BONFIELD
Senior Vice President and Chief Financial Officer

JAMES B. D. PALMER, M.D., F.R.C.P.
Chief Scientific Officer and President, Pharmaceutical Research Institute

WENDY L. DIXON, PH.D.
President, Global Marketing, and Chief Marketing Officer

ELLIOTT SIGAL, M.D., PH.D.
Senior Vice President, Global Clinical and Pharmaceutical Development

DONALD J. HAYDEN, JR.
Executive Vice President and President, Americas

JOHN L. SKULE
Senior Vice President, Corporate and Environmental Affairs

STOCKHOLDER INFORMATION

Common Stock

Ticker symbol: **BMY**
New York Stock Exchange
Pacific Stock Exchange

Annual Meeting of Stockholders

Tuesday, May 4, 2004
9:45 a.m., Hotel duPont
11th and Market Streets
Wilmington, DE 19801

Stockholder Services and Programs

All inquiries concerning stockholder accounts and stock transfer matters including address changes, the elimination of duplicate mailings, dividend reinvestment (see next column) and direct deposit of dividends should be directed to the Company's Transfer Agent and Registrar:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
800-356-2026 (within the U.S.)
201-329-8660 (outside the U.S.)
TDD telephone service for the hearing impaired:
800-231-5469 (within the U.S.)
201-329-8354 (outside the U.S.)

Dividend Reinvestment Plan

Registered stockholders (stock must be held in your name) who hold 50 or more shares of the Company's stock may participate in its stockholder-paid Dividend Reinvestment Plan (DRIP), which includes a safekeeping and sale-of-stock feature. If you hold fewer than 50 shares, you are still eligible to participate in the safekeeping and sale-of-stock features as well as the direct registration option.

Form 10-K

For a free copy of the Company's Annual Report on Securities and Exchange Commission Form 10-K for the fiscal year ended December 31, 2003, visit **www.bms.com/investors**.

The reports may also be obtained by sending a request to:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Environment, Foundation and Diversity Reports

For copies of the Company's most recent reports on the Bristol-Myers Squibb Foundation, on its sustainability/environmental programs, and on its diversity efforts, write to:

Corporate Affairs
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Copies of the Company's EEO-1 reports are available to stockholders upon written request to the above address.

Information of interest to stockholders and potential investors, including information about the Company's products and programs, is also available on the Company's Web site: **www.bms.com**.

Product names appearing throughout in italics — or in bold in caption copy — are registered trademarks of Bristol-Myers Squibb Company or one of its subsidiary companies. Global products are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Company, Ltd.

Adenoscan is a trademark of Fujisawa Healthcare, Inc.

Avapro, Avalide, Plavix and **Iscover** are trademarks of Sanofi-Synthélabo S.A.

Corzide, Delestrogen, Corgard and **Florinef** are trademarks of King Pharmaceuticals, Inc.

ERBITUX is a trademark of ImClone Systems Incorporated.

Glucophage IR, Glucophage XR, Glucovance and **Metaglip** are registered trademarks of Merck Santé S.A.S., an associate of Merck KGaA of Darmstadt, Germany.

Moisturel, Duricef and **Estrace** are trademarks of Galen (Chemicals) Limited.

Solage is a trademark of Galderma S.A.

Vaniqa is a trademark of Women First Healthcare Inc.

Viactiv is a trademark of McNeil-PPC, Inc.

Designed, photographed, written and typeset by the Bristol-Myers Squibb Corporate Affairs Department. Printed on recycled paper.

Bristol-Myers Squibb Company

345 PARK AVENUE
NEW YORK, NY 10154-0037

TELEPHONE: 212-546-4000
WWW.BMS.COM